This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offence to claim otherwise.

NOTICES OF MEETINGS

AND

JOINT MANAGEMENT INFORMATION CIRCULAR

CONCERNING AN ARRANGEMENT INVOLVING

LEADING BRANDS, INC.

AND

LIQUID MEDIA GROUP LTD.

June 8, 2018

June 8, 2018

Dear Liquid Shareholders:

On September 17, 2017, Leading Brands, Inc. (“LBIX”) and Liquid Media Group Ltd. (“Liquid”) announced that they had entered into an arrangement agreement (the “Original Arrangement Agreement”), and on January 15, 2018, LBIX and Liquid further announced they had entered into an amended and restated arrangement agreement (the “Arrangement Agreement”) pursuant to which, and subject to the terms and conditions of which, LBIX will acquire all of the issued and outstanding common shares of Liquid pursuant to an arrangement of Liquid under the Business Corporations Act (British Columbia) (the “Arrangement”). Assuming the Arrangement becomes effective, each shareholder of Liquid (each, a “Liquid Shareholder”) will be entitled to receive, in exchange for each Liquid share held, 0.5741 of a LBIX common share (each whole share, a “LBIX Share”).

In connection with the Arrangement, Liquid has called a special meeting of Liquid Shareholders to consider a resolution to approve the Arrangement (the “Arrangement Resolution”). The special meeting of Liquid Shareholders is being held concurrently with the meeting of shareholders of LBIX (the “LBIX Shareholders”), which has been called to consider, among other things, the issuance of LBIX Shares in connection with the Arrangement and the approval of an amendment to the LBIX shareholder rights plan.

You are invited to attend the special meeting of Liquid Shareholders to be held at 1000 – 409 Granville Street, Vancouver, British Columbia V6C 1T2, on July 11, 2018 at 10:00 a.m. (Vancouver time). At the meeting, you will be asked to approve the Arrangement. The transaction will also require the approval of LBIX Shareholders and the Supreme Court of British Columbia (the “Court”), as well as certain regulatory approvals. If the requisite approvals of the Liquid Shareholders, the LBIX Shareholders and the Court and the regulatory approvals are obtained and all other conditions to the transaction have been satisfied, it is anticipated that the transaction will be completed in late July of 2018.

Your vote on this matter is important. The transaction requires the approval of two thirds of the votes cast by Liquid Shareholders.

After careful consideration, the Liquid Board also unanimously determined that the consideration to be received by Liquid Shareholders is fair and that the Arrangement is in the best interests of Liquid. Further, the Liquid Board unanimously approved the Arrangement Agreement and recommends that Liquid Shareholders vote their Liquid Shares FOR the Arrangement Resolution.

We believe the Arrangement is a great opportunity for our company and Liquid Shareholders. On behalf of the Board of Directors, we are asking you to review the accompanying joint management information circular, consider the merits of the Arrangement, and vote in support of it using the enclosed proxy form for Liquid.

Registered Shareholders of Liquid are requested to complete and return the enclosed form of proxy to ensure that your Liquid shares will be represented at the meeting, whether or not you are personally able to attend. Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but not later than 10:00 a.m. (Vancouver time) on July 11, 2018 or 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of any adjournment or postponement of the meeting.

Beneficial Shareholders who hold shares through a bank, broker or other financial intermediary should carefully follow the instructions found on their voting instruction form.

Thank you for your ongoing support as we prepare to take part in this important event in the history of Liquid. We look forward to seeing you at the special meeting.

Sincerely,

“Joshua Jackson”

Joshua Jackson

Liquid Media Group Ltd.

June 8, 2018

Dear LBIX Shareholders:

On September 17, 2017, Leading Brands, Inc. (“LBIX”) and Liquid Media Group Ltd. (“Liquid”) announced that they had entered into an arrangement agreement (the “Original Arrangement Agreement”), and on January 15, 2018, LBIX and Liquid further announced they had entered into an amended and restated arrangement agreement (the “Arrangement Agreement”) pursuant to which, and subject to the terms and conditions of which, LBIX will acquire all of the issued and outstanding common shares of Liquid pursuant to an arrangement of Liquid under the Business Corporations Act (British Columbia) (the “Arrangement”). Assuming the Arrangement becomes effective, each shareholder of Liquid (“Liquid Shareholders”) will be entitled to receive, in exchange for each Liquid share held, 0.5741of a LBIX common share (each whole share, a “LBIX Share”).

LBIX has called an special meeting of shareholders of LBIX (the “LBIX Shareholders”) to consider resolutions to approve the issuance of the LBIX Shares forming the consideration to be paid to Liquid Shareholders pursuant to the Arrangement and the approval of an amendment of the LBIX shareholder rights plan (together, the “LBIX Transaction Resolution”), as well as to authorize LBIX to effect a reverse stock split (often referred to as a consolidation) of LBIX Shares by a ratio of not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares for one (1) post-Consolidation LBIX Share (the “LBIX Consolidation Resolution”), such ratio and the implementation and timing of such reverse stock split to be determined at the discretion LBIX’s board of directors as composed as of the date immediately prior to the Effective Date of the Arrangement (the “Consolidation” or the “Reverse Stock Split”). The special meeting of LBIX Shareholders is being held concurrently with a special meeting of Liquid Shareholders, which has been called by Liquid to consider the Arrangement.

You are invited to attend the special meeting of LBIX Shareholders to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia on July 11, 2018 at 10:00 a.m. (Vancouver time). At the meeting, you will be asked to approve the matters described above as further described in the accompanying joint management information circular. In addition, the transaction requires the approval of the Liquid Shareholders, the approval of the Supreme Court of British Columbia (the “Court”) and certain regulatory approvals. If the requisite approval of the LBIX Shareholders and Liquid Shareholders, the Court and the regulatory approvals are obtained and all other conditions to the transaction have been satisfied, it is anticipated that the transaction will be completed in late July of 2018.

Your vote on this matter is important. The LBIX Transaction Resolution requires the approval of the majority of votes cast at the meeting, and the LBIX Consolidation Resolution requires the approval of a special majority of the votes cast at the meeting.

The Board of Directors of LBIX (the “LBIX Board”), after consultation with its advisors, unanimously determined that the Arrangement is fair to LBIX. The LBIX Board has unanimously recommended that LBIX Shareholders vote in favour of the LBIX Transaction Resolution and the LBIX Consolidation Resolution. Thomas Gaglardi, a director of LBIX, a proposed director of the Combined Company and a shareholder of Liquid who is also a principal securityholder of LBIX through an affiliate company Northland Properties Corporation, declared his interest and abstained from voting at the LBIX Board meeting in respect of the LBIX Transaction Resolution.

We believe the Arrangement is a great opportunity for our company and the LBIX Shareholders as it presents significant value potential over the long term. On behalf of the LBIX Board, we are asking you to review the accompanying joint management information circular, consider the merits of the Arrangement, and vote in support of it using the enclosed proxy form for LBIX.

Registered Shareholders of LBIX are requested to complete and return the enclosed form of proxy to ensure that your shares will be represented at the meeting, whether or not you are personally able to attend. Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but not later than 10:00 a.m. (Vancouver time) on July 11, 2018 or 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of any adjournment or postponement of the meeting.

Beneficial Shareholders who hold shares through a bank, broker or other financial intermediary should carefully follow the instructions found on their voting instruction form.

Thank you for your ongoing support as we prepare to take part in this important event in the history of LBIX. We look forward to seeing you at the special meeting.

Sincerely,

“Ralph McRae”

Ralph McRae

Leading Brands, Inc.

LIQUID MEDIA GROUP LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF LIQUID MEDIA GROUP LTD.

NOTICE IS HEREBY GIVEN that, pursuant to an interim order of the Supreme Court of British Columbia dated June 6, 2018 (the “Interim Order”), a special meeting (the “Liquid Meeting”) of holders (“Liquid Shareholders”) of common shares (“Liquid Shares”) of Liquid Media Group Ltd. (“Liquid”) will be held at #451 – 409 Granville Street, Vancouver, British Columbia V6C 1T2, on July 11, 2018 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix D to the accompanying joint management information circular of Leading Brands, Inc. (“LBIX”) and Liquid dated June 8, 2018 (the “Circular”), approving a plan of arrangement (the “Plan of Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Liquid and LBIX, pursuant to which LBIX will, among other things, acquire all of the issued and outstanding Liquid Shares, all as more particularly described in the Circular (the “Arrangement”); and

2.	to transact such further and other business as may properly be brought before the Liquid Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Liquid Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of Liquid Shareholders.

Based on a unanimous recommendation of the board of directors of Liquid (the “Liquid Board”), the Liquid Board UNANIMOUSLY recommends that Liquid Shareholders vote IN FAVOUR of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Liquid Meeting.

The record date for determining the Liquid Shareholders entitled to receive notice of and to vote at the Liquid Meeting is the close of business on June 4, 2018 (the “Liquid Record Date”). Only Liquid Shareholders whose names have been entered in the register of Liquid Shareholders as of the close of business on the Liquid Record Date are entitled to receive notice of and to vote at the Liquid Meeting.

Your vote is important regardless of the number of Liquid Shares you own. Liquid Shareholders are invited to attend the Liquid Meeting. Registered Liquid Shareholders who are unable to attend the Liquid Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Liquid Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Liquid Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on July 11, 2018, or in the case of any postponement or adjournment of the Liquid Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Liquid Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Pursuant to the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (as defined in the Circular), registered Liquid Shareholders have been granted the right to dissent in respect of the

Arrangement Resolution. If the Arrangement becomes effective, a registered Liquid Shareholder who dissents in respect of the Arrangement Resolution (a “Dissenting Liquid Shareholder”) is entitled to be paid the fair value of such Dissenting Liquid Shareholder’s Liquid Shares, provided that such Dissenting Liquid Shareholder has delivered a written objection to the Arrangement Resolution to Liquid not later than 10:00 a.m. (Vancouver time) on July 11, 2018, being the business day which is two business days immediately preceding the Liquid Meeting (or, if the Liquid Meeting is postponed or adjourned, the business day which is two business days immediately preceding the date of the postponed or adjourned Liquid Meeting) and has otherwise complied strictly with the dissent procedures described in the Circular, including the relevant provisions of Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. This right is described in detail in the Circular under the heading “Rights of Dissenting Liquid Shareholders”. The text of Division 2 of Part 8 of the BCBCA, which will be relevant in any dissent proceeding, is set forth in Appendix I to the Circular.

Beneficial owners of Liquid Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Liquid Shares are entitled to dissent. Beneficial Liquid Shareholders who wish to exercise Dissent Rights must cause each registered Liquid Shareholder holding their Liquid Shares to deliver the notice of dissent.

Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent.

DATED this 8th day of June, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Joshua Jackson”
Joshua Jackson
Chair of the Board of Directors

2

LEADING BRANDS, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

LEADING BRANDS, INC.

NOTICE IS HEREBY GIVEN that an special meeting (the “LBIX Meeting”) of holders of common shares (“LBIX Shareholders”) of Leading Brands, Inc. (“LBIX”) will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on July 11, 2018 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, ordinary resolutions, the full text of which are set forth in Appendix E to the accompanying joint management information circular of LBIX and Liquid Media Group Ltd. (“Liquid”) dated June 8, 2018 (the “Circular”), approving: (i) the issuance, or reservation for issuance, as the case may be, by LBIX of such number of common shares of LBIX (“LBIX Shares”) as may be required to be issued pursuant to the plan of arrangement involving Liquid under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) in accordance with the terms of the amended and restated arrangement agreement dated January 14, 2018 between LBIX and Liquid; and (ii) an amendment to the LBIX shareholder rights plan; (together, the (“LBIX Transaction Resolution”);

2.	to consider and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix E to the accompanying Circuclar, authorizing LBIX to effect a reverse stock split (often referred to as a consolidation) of LBIX Shares by a ratio of not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares for one (1) post-Consolidation LBIX Share, such ratio and the implementation and timing of such reverse stock split to be determined at the discretion LBIX’s board of directors as composed as of the date immediately prior to the effective date of the Arrangement (the “LBIX Consolidation Resolution”); and

3.	to transact such further and other business as may properly be brought before the LBIX Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the LBIX Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of LBIX Shareholders.

The board of directors of LBIX (the “LBIX Board”) UNANIMOUSLY recommends that LBIX Shareholders vote IN FAVOUR of the LBIX Transaction Resolution and the LBIX Consolidation Resolution. It is a condition to the completion of the Arrangement that the LBIX Transaction Resolution be approved at the LBIX Meeting. Thomas Gaglardi, a director of LBIX, declared his interest and abstained from voting at the LBIX Board meeting in respect of the LBIX Transaction Resolution.

The record date for determining the LBIX Shareholders entitled to receive notice of and vote at the LBIX Meeting is the close of business on June 4, 2018 (the “LBIX Record Date”). Only LBIX Shareholders whose names have been entered in the register of LBIX Shareholders as of the close of business on the LBIX Record Date are entitled to receive notice of and to vote at the LBIX Meeting.

Your vote is important regardless of the number of LBIX Shares you own. LBIX Shareholders are invited to attend the LBIX Meeting. Registered LBIX Shareholders who are unable to attend the LBIX Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the LBIX Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered LBIX Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on July 9, 2018, or in the case of any postponement or adjournment of the LBIX Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the LBIX Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

DATED this 8th day of June, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Ralph McRae”
Ralph McRae
Chair of the Board of Directors

2

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF LIQUID MEDIA GROUP LTD	1
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF LEADING BRANDS, INC.	1
JOINT MANAGEMENT INFORMATION CIRCULAR	14
Information Contained In This Circular	14
Defined Terms	15
Reporting Currency and Financial Information	15
Forward-Looking Statements	15
Additional Information	16
Information for Beneficial Shareholders	16
Information for United States Shareholders	17
LIQUID SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE LIQUID MEETING	19
Q&A on the Arrangement	19
Q&A on Proxy Voting	23
LBIX SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE LBIX MEETING	26
Q&A on the Arrangement and the LBIX Meeting	26
Q&A on Proxy Voting	28
SUMMARY	31
The Meetings	31
The Arrangement	31
The Consolidation	32
Recommendation of the Liquid Board	32
Reasons for the Recommendations of the Liquid Board	32
Recommendation of the LBIX Board	33
Reasons for the Recommendations of the LBIX Board	34
Effects of the Arrangement	35
Liquid Shareholder Approval	35
LBIX Shareholder Approval	36
Court Approval and Completion of the Arrangement	36
Stock Exchange Listing and Reporting Issuer Status	36
Procedure for the Arrangement to Become Effective	37
Information Relating to the Combined Company	37
Summary Unaudited Pro Forma Financial Information	38
Governance and Management of the Combined Company	39
Letter of Transmittal	39
Information Relating to Liquid	39
Information Relating to LBIX	39
Dissent Rights Relating to Liquid Shareholders	40
Summary of Certain Canadian Federal Income Tax Considerations	40
Summary of Certain United States Federal Income Tax Considerations	41
Risk Factors	41
Canadian Securities Law Matters	41
United States Securities Law Matters	41

THE ARRANGEMENT	43
Background to the Arrangement	43
Recommendation of the Liquid Board	43
Reasons for the Recommendations of the Liquid Board	43
Recommendation of the LBIX Board	45
Reasons for the Recommendations of the LBIX Board	45
Description of the Arrangement	46
Procedure for the Arrangement to Become Effective	47
Liquid Shareholder Approval	47
LBIX Shareholder Approval	47
Court Approval and Completion of the Arrangement	47
Treatment of Liquid Options and Warrants	48
Amendment to LBIX Shareholder Rights Plan	48
Stock Exchange Listing and Reporting Issuer Status	49
Letter of Transmittal	50
Exchange Procedure	50
Treatment of Fractional Shares	51
Return of Liquid Shares	51
Lost Certificates	51
Cancellation of Rights	51
Withholding Rights	51
Right to Dissent	52
Interests of Certain Persons in the Arrangement	52
Depositary	55
Expenses of the Arrangement	55
Name Change	55
Runway Credit Facility	55
THE CONSOLIDATION	55
Introduction	55
Background to the Consolidation	56
Effect of the Consolidation if Implemented	57
Other Consolidation Matters	58
LBIX Shareholder Approval	58
Recommendation of the LBIX Board	58
INFORMATION RELATING TO THE COMBINED COMPANY	58
Overview	59
Organizational Chart	59
Selected Unaudited Pro Forma Consolidated Financial Information	59
Pro Forma Consolidated Capitalization	61
Principal Holders of Shares	61
Description of Share Capital	61
Dividends	62
Auditors of the Combined Company	62
GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY	62
Board of Directors	62
Executive Officers	64
THE ARRANGEMENT AGREEMENT	65
Representations and Warranties	65
Conditions Precedent to the Arrangement	66
Covenants	69
Amendment	75

REGULATORY MATTERS		75
Canadian Securities Law Matters		75
United States Securities Law Matters		75
Stock Exchange Approvals		76
Other Regulatory Matters		76
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS		77
Holders Resident in Canada		77
Holders Not Resident in Canada		82
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS		83
PFIC Assumptions Regarding Liquid and LBIX		85
U.S. Holders		85
Non-U.S. Holders		89
Information Reporting, Backup Withholding and Other Reporting Requirements		89
RISK FACTORS RELATING TO THE ARRANGEMENT		90
RIGHTS OF DISSENTING LIQUID SHAREHOLDERS		92
GENERAL INFORMATION CONCERNING THE LIQUID MEETING AND VOTING		95
Time, Date and Place		95
Record Date		95
Approvals Required		95
Solicitation of Proxies		95
Voting by Proxies		95
Revocability of Proxies		96
Voting of Liquid Shares Owned by Beneficial Shareholders		96
Quorum		97
Principal Holders of Liquid Shares		97
GENERAL INFORMATION CONCERNING THE LBIX MEETING AND VOTING		97
Time, Date And Place		97
Record Date		97
Approvals Required		97
Solicitation of Proxies		98
Voting by Proxies		98
Revocability of Proxies		99
Voting of LBIX Shares Owned by Beneficial Shareholders		99
Quorum		99
Principal Holders of LBIX Shares		100
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		100
LEGAL MATTERS		100
LBIX DIRECTORS’ APPROVAL		101
LIQUID DIRECTORS’ APPROVAL		101
GLOSSARY OF DEFINED TERMS		102
APPENDIX A	INFORMATION RELATING TO LIQUID	A-1
APPENDIX B	INFORMATION RELATING TO LBIX	B-1
APPENDIX C	UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF LBIX AFTER GIVING EFFECT TO THE ARRANGEMENT	C-1
APPENDIX D	FORM OF LIQUID ARRANGEMENT RESOLUTION	D-1

JOINT MANAGEMENT INFORMATION CIRCULAR

Information Contained In This Circular

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of Liquid and LBIX for use at the Liquid Meeting and the LBIX Meeting, respectively, and any adjournment(s) or postponement(s) thereof. No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on Liquid’s or LBIX’s website is inconsistent with this Circular, you should rely on the information provided in this Circular.

The information concerning Liquid contained in this Circular has been provided by Liquid. Although LBIX has no knowledge that would indicate that any of the information provided by Liquid is untrue or incomplete, LBIX does not assume any responsibility for the accuracy or completeness of such information or the failure by Liquid to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to LBIX.

The information concerning LBIX contained in this Circular has been provided by LBIX. Although Liquid has no knowledge that would indicate that any of the information provided by LBIX is untrue or incomplete, Liquid does not assume any responsibility for the accuracy or completeness of such information or the failure by LBIX to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Liquid.

All summaries of, and references to, the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by the complete text of those documents. The Arrangement Agreement is available on SEDAR at www.sedar.com under Liquid’s profile and LBIX’s profile and on EDGAR under LBIX’s profile at www.sec.gov. The Plan of Arrangement is attached hereto as Appendix F. You are urged to read carefully the full text of the Plan of Arrangement and the Arrangement Agreement.

Information in this Circular is given as at June 8, 2018 unless otherwise indicated. Information contained in the documents incorporated herein by reference is given as at the respective dates stated therein.

LBIX is seeking the approval of LBIX Shareholders for a proposal to effect a consolidation (referred to in this Circular as the “Consolidation” or the “Reverse Stock Split”) of LBIX Shares by a ratio of not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares for one (1) post-Consolidation LBIX Share, with the decision whether or not to implement any Consolidation, the ratio and the implementation and timing of such Reverse Stock Split to be determined in the discretion of the LBIX Board as composed as of the date immediately prior to the Effective Date of the Arrangement. The figures provided in this Circular do not take into account the Consolidation and are provided on a pre-Consolidation basis.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Liquid Shareholders and LBIX Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

Defined Terms

This Circular contains defined terms. For a list of the defined terms used herein, see the “Glossary of Defined Terms” in this Circular.

Reporting Currency and Financial Information

Each of Liquid and LBIX publish their consolidated financial statements in Canadian dollars. Except as otherwise indicated in this Circular, references to “Canadian dollars”, “$” and “C$” are to the currency of Canada and references to “U.S. dollars” or “US$” are to the currency of the United States.

Except as otherwise indicated in this Circular, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Liquid, including the unaudited pro forma consolidated financial statements of Liquid, have been prepared and presented in Canadian dollars in accordance with IFRS and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to LBIX have been prepared and presented in Canadian dollars in accordance with United States Generally Accepted Accounting Principles.

Forward-Looking Statements

Certain statements contained herein may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to, among other things, the ability of LBIX’s and Liquid to consummate the Arrangement on the terms of the Arrangement Agreement, the anticipated benefits of the Arrangement, including business and financial prospects, financial multiples, accretion estimates, the effect of the Arrangement on cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing and potential future operations. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on a number of assumptions, including assumptions regarding the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals and the ability of the parties to satisfy in a timely manner, the conditions to the closing of the Arrangement; the value of LBIX’s and Liquid’s respective assets; and changes in laws, rules and regulations applicable to LBIX and Liquid.

Although management of each of LBIX and Liquid believe that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include non-completion of the Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner the other conditions to the closing of the Arrangement; changes in market conditions; and the risks set forth under “Risk Factors” herein.

Readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. LBIX and Liquid do not intend to update any forward-looking statements to conform these statements to actual results, except as required by applicable law.

Additional Information

This Circular incorporates important business and financial information about LBIX and Liquid from documents that are not included in or delivered with this Circular. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this Circular free of charge by requesting them in writing or by telephone from LBIX and Liquid at the following address and telephone number:

Liquid Media Group Ltd.	Leading Brands, Inc.
Suite 1000 - 409 Granville Street	33 W. 8th Avenue - Unit 101
Vancouver, BC V6C 1T2	Vancouver, BC V5Y 1M8
(604) 602-0001	(604) 685-5200

For a more detailed description of the information incorporated by reference into this Circular and how you may obtain it, see “Information Relating to Liquid – Liquid Documents Incorporated by Reference” and “Information Relating to LBIX – LBIX Documents Incorporated by Reference”.

Information for Beneficial Shareholders

The information set out in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Shares in their own name. This Circular and the accompanying materials are being sent to Liquid’s and LBIX’s registered Shareholders and non-registered Shareholders (“Beneficial Shareholders”), who are Shareholders who hold their Shares through a broker, investment dealer or other intermediary (each, an “Intermediary”).

If you are a Beneficial Shareholder, your Intermediary will send you a voting instruction form (“VIF”) or proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Shares at the Liquid Meeting or LBIX Meeting, as applicable, on your behalf. You must follow the instructions from your Intermediary to vote. The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically mails a voting instruction form to Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge (in some cases the completion of the VIF may be by telephone or the internet). Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Shares to be represented at the Liquid Meeting and LBIX Meeting, as applicable.

For greater certainty, Beneficial Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Shares directly at the Liquid Meeting or the LBIX Meeting, as applicable. Instead, the Beneficial Shareholder must complete the VIF or proxy form and return it as instructed on the form. A Beneficial Shareholder must complete these steps well in advance of the Liquid Meeting or the LBIX Meeting, as applicable, in order to ensure such Shares are voted.

In the alternative, if you wish to vote in person at the Liquid Meeting or the LBIX Meeting, as applicable, or have another person attend and vote in person on your behalf, insert your name or such other person’s name in the space provided for the proxyholder appointment in the VIF or proxy form, and return it as instructed by your Intermediary. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Liquid Meeting or LBIX Meeting, as applicable, through the internet. When you arrive at the Liquid Meeting or LBIX Meeting, as applicable, please register with the scrutineer.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the Liquid Meeting and the LBIX Meeting.

Beneficial Shareholders of Liquid Shares should also instruct their Intermediary to complete the Letter of Transmittal regarding the Arrangement with respect to the Beneficial Shareholder’s Liquid Shares in order to receive 0.5741 of a LBIX Share for each Liquid Share held pursuant to the Arrangement in exchange for such holder’s Liquid Shares.

Management of LBIX, will pay for Intermediaries to forward this Circular, the proxy form or a voting instruction form to OBOs under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

See “General Information Concerning the Liquid Meeting and Voting” and “General Information Concerning the LBIX Meeting and Voting”.

Information for United States Shareholders

The LBIX Shares issuable under the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on June 6, 2018, and, subject to the approval of the Arrangement Resolution by the Liquid Shareholders and the approval of the LBIX Transaction Resolution by the LBIX Shareholders, a hearing for a final order approving the Arrangement will be held on July 13, 2018 (or as soon thereafter as legal counsel can be heard) at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. All Liquid Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. See “The Arrangement – Court Approval and Completion of the Arrangement”. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the LBIX Shares issued in connection with the Arrangement.

The LBIX Shares to be received by Liquid Shareholders upon completion of the Arrangement may be resold without restriction in the United States, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of LBIX at the time of such resale or who have been affiliates of LBIX within 90 days before such resale. See “Regulatory Matters – United States Securities Law Matters”.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

NEITHER THE ARRANGEMENT NOR THE LBIX SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES. NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This solicitation of proxies is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with the disclosure requirements of Canada. Shareholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of LBIX have been prepared in accordance with U.S. generally accepted auditing standards.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that LBIX is organized under the laws of a jurisdiction other than the United States, that some (or all) of its respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of LBIX and such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Shareholders resident in the United States to effect service of process within the United States upon LBIX and its respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States or any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States or any state within the United States.

Liquid and LBIX are “foreign private issuers,” within the meaning of Rule 3b-4 under the U.S. Exchange Act, and the solicitation of proxies for the Liquid Meeting and the LBIX Meeting are not subject to the requirements of section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Liquid Shareholders and LBIX Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The unaudited historical interim financial statements and audited historical financial statements of Liquid and LBIX and other financial information included or incorporated by reference in this Circular have been prepared in Canadian dollars. The unaudited historical interim financial statements and audited historical financial statements of Liquid and other financial information included or incorporated by reference in this Circular for Liquid have been prepared in accordance with IFRS, which differs from U.S. GAAP in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with U.S. GAAP. The unaudited historical interim financial statements and audited historical financial statements of LBIX and other financial information included or incorporated by reference in this Circular for LBIX have been prepared in accordance with U.S. GAAP.

Liquid Shareholders should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada. Shareholders who are resident in, or citizens of, the United States are advised to review the summaries contained in this Circular under the headings “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada” and “Certain United States Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular Canadian and United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that Liquid and LBIX are organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Liquid, LBIX and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for Liquid Shareholders or LBIX Shareholders resident in the United States to effect service of process within the United States upon Liquid or LBIX, as applicable, their respective officers and directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, the Liquid Shareholders and the LBIX Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

THE LBIX SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

LIQUID SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE LIQUID MEETING

The information contained below is of a summary nature and therefore is not complete. This summary information is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the “Glossary of Defined Terms” in this Circular.

Q&A on the Arrangement

Q:    What are Liquid Shareholders being asked to vote on?

A:	Liquid Shareholders are being asked to vote on a special resolution to approve the plan of arrangement involving Liquid and LBIX under Division 5 of Part 9 of the BCBCA pursuant to which LBIX will acquire all of the outstanding Liquid Shares.

See “The Arrangement – Liquid Shareholder Approval”.

Q:    What will I receive for my Liquid Shares under the Arrangement?

A:	Under the Arrangement, each Liquid Shareholder will receive, subject to the terms of the Plan of Arrangement, 0.5741 of a LBIX Share for each Liquid Share held.

See “The Arrangement – Description of the Arrangement” and “The Arrangement – Exchange Procedure”.

Q:    What were the LBIX Shares and the Liquid Shares valued at for the purpose of the Arrangement?

A:	The Arrangement values the LBIX Shares at USD$1.78 each and the Liquid Shares at USD$1.022 each.

Q:    How many LBIX Shares are issuable pursuant to the Arrangement?

A:	As of the date of the this Circular, 2,802,412 LBIX Shares and 11,221,905 Liquid Shares were issued and outstanding. Assuming no additional Liquid Warrants are exercised prior to the Effective Date, 6,442,496 LBIX Shares will be issued on the Effective Date and former LBIX Shareholders will own approximately 30% of the LBIX Shares and former Liquid Shareholders will own approximately 70% of the LBIX Shares on a non-diluted basis.

Q:    Does the Liquid Board support the Arrangement?

A:	Yes. The Liquid Board has unanimously determined that the Arrangement is in the best interests of Liquid, the consideration to be paid to Liquid Shareholders is fair and recommends that Liquid Shareholders vote FOR the Arrangement Resolution.

In making its recommendation, the Liquid Board considered a number of factors which are described in this Circular under the heading “The Arrangement – Reasons for the Recommendations of the Liquid Board”, that the Arrangement is fair from a financial point of view to Liquid Shareholders.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Liquid Board” and “The Arrangement – Reasons for the Recommendations of the Liquid Board”.

Q:    What approvals are required of Liquid Shareholders at the Liquid Meeting?

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Liquid Shareholders present in person or represented by proxy and entitled to vote at the Liquid Meeting.

See “The Arrangement – Liquid Shareholder Approval”.

Q:    What other approvals are required for the Arrangement?

The LBIX Transaction Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting.

In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Liquid Shareholders. Liquid will apply to the Court for this order if the Liquid Shareholders approve the Arrangement Resolution at the Liquid Meeting and the LBIX Shareholders approve the LBIX Transaction Resolution at the LBIX Meeting.

The Arrangement and the transactions contemplated thereby are subject to regulatory approval, including the approval of NASDAQ in respect of the issuance of LBIX Shares to Liquid Shareholders.

See “The Arrangement – LBIX Shareholder Approval” and “The Arrangement – Court Approval and Completion of the Arrangement”.

The LBIX Consolidation Resolution must be approved, with or without variation, by the affirmative vote of a special majority (75%) of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting. LBIX Shareholder approval of the LBIX Consolidation Resolution is not, however, a condition of the Arrangement.

See “The Consolidation – LBIX Shareholder Approval”.

Q:    When will the Arrangement become effective?

A:	Subject to obtaining the Court approval as well as the satisfaction of all other conditions precedent, if Liquid Shareholders approve the Arrangement Resolution and the LBIX Shareholders approve the LBIX Transaction Resolution, it is anticipated that the Arrangement will be completed in late July of 2018.

Q:    What are the Canadian federal income tax consequences of the Arrangement?

A:	Subject to the qualifications set forth in this Circular, a Resident Holder whose Liquid Shares are exchanged for LBIX Shares pursuant to the Arrangement, and who does not make a valid Tax Election with respect to the exchange, will be considered to have disposed of those Liquid Shares for proceeds of disposition equal to the aggregate fair market value of the Liquid shares. As a result, a Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Liquid Shares immediately before the exchange. Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for that taxation year. One-half of any capital loss must be deducted from taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules of the Tax Act.

Liquid Shareholders who are Eligible Holders and who make a valid Tax Election with LBIX may defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their Liquid Shares for LBIX Shares under the Arrangement.

A Section 85 Tax Election Instruction Letter providing certain instructions on how to complete the Tax Election forms will accompany the Letter of Transmittal. Eligible Holders will be entitled to electronically submit the information required to prepare the Tax Election forms through a special purpose secure website made available by LBIX that will assist in the preparation of the Tax Election forms for filing with the CRA and any applicable provincial taxation authority. LBIX agrees only to execute Tax Election forms of Eligible Holders that have been prepared in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter through the secure website within 90 days of the Effective Date and which comply with the provisions of the Tax Act. For further information about making a Tax Election see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Liquid Shares for the Consideration – Section 85 Election”.

Non-Resident Holders will generally not be taxable in Canada with respect to any capital gains generated on the disposition of Liquid Shares pursuant to the Arrangement as long as such Liquid Shares do not constitute “taxable Canadian property” as defined in the Tax Act.

For additional information and a general discussion of such tax considerations, see “Certain Canadian Federal Income Tax Considerations”.

Tax matters are complicated and the tax consequences of the Arrangement to you will depend on the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

Q:    What are the United States federal income tax consequences of the Arrangement?

A:	The United States federal income tax consequences of the Arrangement are not entirely certain.

See “Certain United States Federal Income Tax Considerations” for the definition of U.S. Holder and a general summary of certain United States federal income tax consequences relating to the Arrangement.

Tax matters are complicated and the tax consequences of the Arrangement to you will depend upon the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you, including the applicability of United States federal, state, local, non-United States and other tax laws.

Q:    What will happen to Liquid if the Arrangement is completed?

A:	If the Arrangement is completed, LBIX will acquire all of the outstanding Liquid Shares and Liquid will become a direct wholly-owned subsidiary of LBIX. Following completion of the Arrangement, it is expected that Liquid will make an application to cease to be a reporting issuer under applicable Securities Laws.

Q:    Are Liquid Shareholders entitled to Dissent Rights?

A:	Yes. Under the Interim Order, registered holders of Liquid Shares are entitled to Dissent Rights, but only if they follow the procedures specified in the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor.

See “Rights of Dissenting Liquid Shareholders”

Q:    Are the LBIX Shares listed on a stock exchange?

A:	Yes. LBIX Shares currently trade on NASDAQ under the symbol “LBIX”. LBIX has applied to NASDAQ to list the LBIX Shares issuable under the Arrangement.

Q:    What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:	If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated.

See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Q:    Should I send in my Letter of Transmittal and Liquid Share certificates now?

A:	All registered holders of Liquid Shares should complete, sign and return the Letter of Transmittal with accompanying Liquid Share certificate(s) (if applicable) to the Depositary as soon as possible. All deposits of Liquid Shares made under a Letter of Transmittal are irrevocable; however, in the event the Arrangement is not consummated, the Depositary will promptly return any Liquid Share certificates (if applicable) that have been deposited.

Please be sure to use the Letter of Transmittal. See “The Arrangement – Exchange Procedure”.

Q:    When will I receive the LBIX Shares issuable pursuant to the Arrangement in exchange for my Liquid Shares?

A:	You will receive 0.5741 of a LBIX Share in exchange for each Liquid Share held as soon as practicable after the Arrangement becomes effective and your properly completed Letter of Transmittal and Liquid Share certificate(s) (if applicable) are received by the Depositary. It is anticipated that the Arrangement will be completed in late July 2018, assuming the Arrangement Resolution and LBIX Transaction Resolution are approved by the Liquid Shareholders and LBIX Shareholders, respectively, all Court and other approvals and clearances have been obtained, and all conditions of closing have been satisfied or waived.

See “The Arrangement – Procedure for the Arrangement to Become Effective”.

Q:    What happens if I send in my Liquid Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Liquid Share certificate(s) (if applicable) will be returned promptly to you by the Depositary.

Q:    Who can help answer my questions?

A:	If you have any questions about this Circular or the matters described in this Circular, please contact Daniel Cruz (CFO of Liquid) by email or at the telephone number below, or your professional advisor. Liquid Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the procedures for voting Liquid Shares, should contact their broker.

Phone Number:	(778) 840-4571
By E-mail:	daniel@liquidmediagroup.co

Q&A on Proxy Voting

Q:    Who is entitled to vote on the Arrangement Resolution?

A:	The record date for determining the Liquid Shareholders entitled to receive notice of and to vote at the Liquid Meeting is June 4, 2018. Only Liquid Shareholders of record as of the close of business on the Liquid Record Date are entitled to receive notice of and to vote at the Liquid Meeting. Each Liquid Shareholder is entitled to one vote in respect of each Liquid Share held.

Q:    What do I need to do now in order to vote on the Arrangement Resolution?

A:	You should carefully read and consider the information contained in this Circular. Registered Liquid Shareholders should then vote by completing, dating and signing the enclosed form of proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Liquid Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263- 9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on July 9, 2018, or in the case of any postponement or adjournment of the Liquid Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned Liquid Meeting. Late proxies may be accepted or rejected by the Chair of the Liquid Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you hold your Liquid Shares through an Intermediary, please follow the instructions provided by such Intermediary to ensure that your vote is counted at the Liquid Meeting and contact your intermediary for instructions and assistance in delivering the share certificate(s) representing those shares.

See “General Information Concerning the Liquid Meeting and Voting – Voting by Proxies”.

Q:    Should I send in my proxy now?

A:

Yes. Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (Vancouver time) on July 9, 2018 (or if the Liquid Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned meeting).

Q:    What happens if I sign the form of proxy sent to me?

A:	Signing and depositing the enclosed form of proxy gives authority to the person(s) designated by management of Liquid on such form to vote your Liquid Shares at the Liquid Meeting. If the instructions in a proxy given to Liquid’s management are specified, the Liquid Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Liquid Shares represented by a proxy given to Liquid’s management will be voted FOR the approval of the Arrangement Resolution as described in this Circular.

See “General Information Concerning the Liquid Meeting and Voting – Voting by Proxies”.

Q:    Can I appoint someone other than the person(s) designated by management of Liquid to vote my Liquid Shares?

A:	Yes. A Liquid Shareholder has the right to appoint a person (who need not be a Liquid Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Liquid Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

See “General Information Concerning the Liquid Meeting and Voting – Voting by Proxies”.

Q:    What if amendments are made to these matters or if other matters are brought before the Liquid Meeting?

A:	The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Liquid Notice of Meeting and any other matters that may properly come before the Liquid Meeting or any postponement or adjournment thereof. As at the date of this Circular, Liquid’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the Liquid Meeting. However, if any amendments to matters identified in the accompanying Liquid Notice of Meeting or any other matters which are not now known to management should properly come before the Liquid Meeting or any postponement or adjournment thereof, the Liquid Shares represented by properly executed proxies given in favour of the person(s) designated by management of Liquid in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

See “General Information Concerning the Liquid Meeting and Voting – Voting by Proxies”.

Q:    Can I change my vote after I have voted by proxy?

A:	Yes. In addition to revocation in any other manner permitted by law, a Liquid Registered Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Liquid Shareholder, or his or her legal representative authorized in writing or, where the Liquid Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at Liquid’s principal and head office by fax at (604) 608- 5448, or by mail or by hand at 409 – 1000 Granville Street, Vancouver, British Columbia V6C 1T2 at any time up to and including the last business day preceding the day of the Liquid Meeting, or in the case of any postponement or adjournment of the Liquid Meeting, the last business day preceding the day of the postponed or adjourned Liquid Meeting, or delivered to the Chair of the Liquid Meeting on the day fixed for the Liquid Meeting, and prior to the start of the Liquid Meeting or any postponement or adjournment thereof.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

See “General Information Concerning the Liquid Meeting – Revocability of Proxies”.

Q:    Who will count the votes?

A:	Liquid’s transfer agent, Computershare, will count and tabulate the votes received for the Liquid Meeting.

Q:    If my Liquid Shares are held by my Intermediary, will they vote my Liquid Shares?

A:	An Intermediary will vote the Liquid Shares held by you only if you provide instructions to them on how to vote. Without instructions, those Liquid Shares will not be voted. Liquid Shareholders should instruct their Intermediaries to vote their Liquid Shares on their behalf by following the directions provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Liquid Shares at the Liquid Meeting, you cannot vote those Liquid Shares owned by you at the Liquid Meeting.

See “General Information Concerning the Liquid Meeting and Voting – Voting of Liquid Shares Owned by Beneficial Shareholders”.

LBIX SHAREHOLDERS – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND

THE LBIX MEETING

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the “Glossary of Defined Terms” in this Circular.

Q&A on the Arrangement and the LBIX Meeting

Q:    What are LBIX Shareholders being asked to vote on?

A:	LBIX Shareholders are being asked to vote on a resolution to approve the issuance by LBIX of the LBIX Shares necessary to give effect to the Arrangement and an amendment to the LBIX Shareholder Rights Plan, as well as to authorize LBIX to effect a reverse stock split (often referred to as a consolidation) of LBIX Shares by a ratio of not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares for one (1) post-Consolidation LBIX Share, such ratio and the implementation and timing of such reverse stock split to be determined at the discretion of the LBIX Board as composed as of the date immediately prior to the Effective Date of the Arrangement.

See “The Arrangement – LBIX Shareholder Approval” and “The Consolidation – LBIX Shareholder Approval”.

Q:    What will Liquid Shareholders receive for their Liquid Shares under the Arrangement?

A:	Under the Arrangement, each Liquid Shareholder will receive, subject to the terms of the Plan of Arrangement, 0.5741 of a LBIX Share for each Liquid Share held.

See “The Arrangement – Description of the Arrangement” and “The Arrangement – Exchange Procedure”.

Q:    How many LBIX Shares are issuable pursuant to the Arrangement?

A:	As of the date of the this circular, 2,802,412 LBIX Shares and 11,221,905 Liquid Shares were issued and outstanding. Assuming no additional Liquid Warrants are exercised prior to the Effective Date, 6,442,496 LBIX Shares will be issued on the Effective Date and former LBIX Shareholders will own approximately 30% of the LBIX Shares and former Liquid Shareholders will own approximately 70% of the LBIX Shares on a non-diluted basis.

Q:    What is the maximum number of LBIX Shares issuable pursuant to the Arrangement?

A.	The maximum number of LBIX Shares issuable pursuant to the Arrangement is 8,070,555. As of the date of the Arrangement Agreement, 2,802,412 LBIX Shares were issued and outstanding. Following completion of the Arrangement, on a partially diluted basis assuming only the exercise of all of the Liquid Warrants, former LBIX Shareholders will own approximately 25.8% of the common shares of the Combined Company and former Liquid Shareholders will own approximately 74.2% of the common shares of the Combined Company. On a non-diluted basis which assumes that no Liquid Warrants or LBIX Options are exercised, former LBIX Shareholders will own approximately 30.4% of the common shares of the Combined Company and former Liquid Shareholders will own approximately 69.6% of the common shares of the Combined Company following completion of the Arrangement.

Q:    Does the LBIX Board support the Arrangement and the Consolidation?

A:	Yes. The LBIX Board has unanimously determined that the Arrangement is in the best interests of LBIX, is fair to LBIX Shareholders and recommends that LBIX Shareholders should vote FOR the LBIX Transaction Resolution, as well as the LBIX Consolidation Resolution. Thomas Gaglardi, a director of LBIX, a proposed director of the Combined Company and a shareholder of Liquid who is also a principal securityholder of LBIX through an affiliate company Northland Properties Corporation, declared his interest and abstained from voting at the LBIX Board meeting in respect of the LBIX Transaction Resolution.

In making its recommendation, the LBIX Board considered a number of factors which are described in this Circular under the heading “The Arrangement – Reasons for the Recommendations of the LBIX Board”.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the LBIX Board” and “The Arrangement – Reasons for the Recommendations of the LBIX Board”.

Q:    What approvals are required of LBIX Shareholders at the LBIX Meeting?

A:	To be effective, the matters to be voted on at the LBIX Meeting must be approved as follows:

The LBIX Transaction Resolution, must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting. See “The Arrangement – LBIX Shareholder Approval”.

The LBIX Consolidation Resolution, must be approved, with or without variation, by the affirmative vote of a special majority (75%) of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting. See “The Consolidation – LBIX Shareholder Approval”.

Q:    What other approvals are required for the Arrangement?

The Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Liquid Shareholders present in person or represented by proxy and entitled to vote at the Liquid Meeting.

In addition, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Liquid Shareholders. Liquid will apply to the Court for this order if the Liquid Shareholders approve the Arrangement Resolution at the Liquid Meeting and the LBIX Shareholders approve the LBIX Transaction Resolution at the LBIX Meeting.

The Arrangement and the transactions contemplated thereby are subject to regulatory approval including the approval of NASDAQ in respect of the issuance of LBIX Shares to Liquid Shareholders.

See “The Arrangement - Liquid Shareholder Approval”.

Q:    When will the Arrangement become effective?

A:	Subject to obtaining the Court approval as well as the satisfaction of all other conditions precedent, if Liquid Shareholders approve the Arrangement Resolution and the LBIX Shareholders approve the LBIX Transaction Resolution, it is anticipated that the Arrangement will be completed in late July of 2018.

Q:    What will happen to LBIX if the Arrangement is completed?

A:	If the Arrangement is completed, LBIX will acquire all of the outstanding Liquid Shares and Liquid will become a direct wholly-owned subsidiary of LBIX. It is expected that LBIX will change its name to Liquid Media Group Ltd.

Q:    Are LBIX Shareholders entitled to Dissent Rights?

A:	No. LBIX Shareholders are not entitled to Dissent Rights.

Q:    What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:	If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated.

See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Q:    Who can help answer my questions?

A:	If you have any questions about this Circular or the matters described in this Circular, please contact Ralph McRae or your professional advisor. LBIX Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the procedures for voting LBIX Shares, should contact their broker or Ralph McRae by e-mail, or at the telephone number below.

Phone Number:                                              604 685-5200

By E-mail:                                                      rmcrae@lbix.com

Q&A on Proxy Voting

Q:    Who is entitled to vote at the LBIX Meeting?

A:	The record date for determining the LBIX Shareholders entitled to receive notice of and to vote at the LBIX Meeting is June 4, 2018. Only LBIX Shareholders of record as of the close of business on the LBIX Record Date are entitled to receive notice of and to vote at the LBIX Meeting. Each LBIX Shareholder is entitled to one vote in respect of each LBIX Share held.

Q:    What do I need to do now in order to vote on the LBIX Transaction Resolution and LBIX Consolidation Resolution?

A:	You should carefully read and consider the information contained in this Circular. Registered LBIX Shareholders should then vote by completing, dating and signing the enclosed form of proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the LBIX Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax:1-866-249-7775 (toll free within North America) or (416) 263- 9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on July 9, 2018, or in the case of any postponement or adjournment of the LBIX Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned LBIX Meeting. Late proxies may be accepted or rejected by the Chair of the LBIX Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you hold your LBIX Shares through an Intermediary, please follow the instructions provided by such Intermediary to ensure that your vote is counted at the LBIX Meeting and contact your intermediary for instructions and assistance in delivering the share certificate(s) representing those shares.

See “General Information Concerning the LBIX Meeting and Voting – Voting by Proxies”.

Q:    Should I send in my proxy now?

A:	Yes. Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (Vancouver time) on July 9, 2018 (or if the LBIX Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned meeting).

Q:    What happens if I sign the form of proxy sent to me?

A:	Signing and depositing the enclosed form of proxy gives authority to the person(s) designated by management of LBIX on such form to vote your LBIX Shares at the LBIX Meeting. If the instructions in a proxy given to LBIX’s management are specified, the LBIX Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the LBIX Shares represented by a proxy given to LBIX’s management will be voted FOR the approval of each of the LBIX Transaction Resolution and the LBIX Consolidation Resolution as described in this Circular.

See “General Information Concerning the LBIX Meeting and Voting – Voting by Proxies”.

Q:    Can I appoint someone other than the person(s) designated by management of LBIX to vote my LBIX Shares?

A:	Yes. A LBIX Shareholder has the right to appoint a person (who need not be a LBIX Shareholder) to attend and act for him, her or it and on his, her or its behalf at the LBIX Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

See “General Information Concerning the LBIX Meeting and Voting – Voting by Proxies”.

Q:    What if amendments are made to these matters or if other matters are brought before the LBIX Meeting?

A:	The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the LBIX Notice of Meeting and any other matters that may properly come before the LBIX Meeting or any postponement or adjournment thereof. As at the date of this Circular, LBIX’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the LBIX Meeting. However, if any amendments to matters identified in the accompanying LBIX Notice of Meeting or any other matters which are not now known to management should properly come before the LBIX Meeting or any postponement or adjournment thereof, the LBIX Shares represented by properly executed proxies given in favour of the person(s) designated by management of LBIX in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

See “General Information Concerning the LBIX Meeting and Voting – Voting by Proxies”.

Q:    Can I change my vote after I have voted by proxy?

A:	Yes. In addition to revocation in any other manner permitted by law, a LBIX Registered Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the LBIX Shareholder or his or her legal representative authorized in writing or, where the LBIX Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at LBIX’s registered and principal office by fax at (604) 685- 5249, or by mail or by hand at 33 W. 8th Avenue - Unit 101, Vancouver, B.C, V5Y 1M8, Attention: Marilyn Kerzner at any time up to and including the last business day preceding the day of the LBIX Meeting, or in the case of any postponement or adjournment of the LBIX Meeting, the last business day preceding the day of the postponed or adjourned LBIX Meeting, or delivered to the Chair of the LBIX Meeting on the day fixed for the LBIX Meeting, and prior to the start of the LBIX Meeting or any postponement or adjournment thereof.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

See “General Information Concerning the LBIX Meeting – Revocability of Proxies”.

Q:    Who will count the votes?

A:	LBIX’s transfer agent, Computershare, will count and tabulate the votes received for the LBIX Meeting.

Q:    If my LBIX Shares are held by my Intermediary, will they vote my LBIX Shares?

A:	An Intermediary will vote the LBIX Shares held by you only if you provide instructions to them on how to vote. Without instructions, those LBIX Shares will not be voted. LBIX Shareholders should instruct their Intermediaries to vote their LBIX Shares on their behalf by following the directions provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the LBIX Shares at the LBIX Meeting, you cannot vote those LBIX Shares owned by you at the LBIX Meeting.

See “General Information Concerning the LBIX Meeting and Voting – Voting of LBIX Shares Owned by Beneficial Shareholders”.

SUMMARY

The following is a summary of certain information contained elsewhere in, or incorporated by reference into, this Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined in the “Glossary of Defined Terms” or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular.

The Meetings

Liquid Meeting

Purpose of the Liquid Meeting

The purpose of the Liquid Meeting is for Liquid Shareholders to consider and, if thought advisable, approve the Arrangement Resolution, as more particularly described in the Liquid Notice of Meeting accompanying this Circular.

Date, Time and Place

The Liquid Meeting will be held at #451 – 409 Granville Street, Vancouver, British Columbia V6C 1T2, Vancouver, British Columbia on July 9, 2018 at 10:00 a.m. (Vancouver time).

Record Date

The record date for determining the Liquid Shareholders entitled to receive notice of and to vote at the Liquid Meeting is June 4, 2018. Only Liquid Shareholders of record as of the close of business on the Liquid Record Date are entitled to receive notice of and to vote at the Liquid Meeting.

LBIX Meeting

Purpose of the LBIX Meeting

The purpose of the LBIX Meeting is for LBIX Shareholders to consider and, if thought advisable, approve the LBIX Transaction Resolution and the LBIX Consolidation Resolution, as more particularly described in the LBIX Notice of Meeting accompanying this Circular.

Date, Time and Place

The LBIX Meeting will be held at 10th Floor, 595 Howe Street, Vancouver, BC, Canada V6C 2T5 on July 11, 2018 at 10:00 a.m. (Vancouver time).

Record Date

The record date for determining the LBIX Shareholders entitled to receive notice of and to vote at the LBIX Meeting is June 4, 2018. Only LBIX Shareholders of record as of the close of business on the LBIX Record Date are entitled to receive notice of and to vote at the LBIX Meeting.

The Arrangement

On September 17, 2017, LBIX and Liquid entered into the Original Arrangement Agreement. As matters progressed and the transaction evolved, it became apparent that LBIX would have more cash available and that an adjustment of the exchange ratio to account for various transactions was appropriate. As a result, on January 14, 2018, LBIX and Liquid entered into the Arrangement Agreement. Under the Arrangement, LBIX agreed to acquire all of the outstanding Liquid Shares and each Liquid Shareholder will be entitled to receive 0.5741 of a LBIX Share in exchange for each Liquid Share held. Under the Arrangement Agreement, Liquid has agreed to, among other things, call the Liquid Meeting to seek approval of Liquid Shareholders for the Arrangement Resolution and, if approved, apply to the Court for the Final Order, and LBIX has agreed to, among other things, call the LBIX Meeting to seek approval of LBIX Shareholders for the LBIX Transaction Resolution.

LBIX is expected to be renamed “Liquid Media Group Ltd.” at the Effective Time and is referred to herein as the “Combined Company”.

See “The Arrangement Agreement”.

The Consolidation

At the LBIX Meeting, LBIX will seek approval, by way of a special resolution, of the LBIX Shareholders to authorize LBIX to effect a reverse stock split (often referred to as a consolidation) of LBIX Shares by a ratio of not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares for one (1) post-Consolidation LBIX Share, such ratio and the implementation and timing of such reverse stock split to be determined at the discretion of the LBIX Board as composed as of the date immediately prior to the Effective Date of the Arrangement.

See “The Consolidation”.

Recommendation of the Liquid Board

After careful consideration, the Liquid Board unanimously determined that the consideration to be received by Liquid Shareholders is fair, and the Arrangement is in the best interests of Liquid. The Liquid Board unanimously approved the Arrangement Agreement and recommends that Liquid Shareholders vote their Liquid Shares FOR the Arrangement Resolution.

Reasons for the Recommendations of the Liquid Board

In making its recommendation, the Liquid Board consulted with Liquid’s management, legal and financial advisors. The Liquid Board also reviewed a significant amount of financial and technical information relating to LBIX and Liquid and considered a number of factors, including those listed below. The following disclosure includes forward-looking information and readers are cautioned that actual results may vary from those described herein.

In making its determination and recommendation, the Liquid Board considered and relied upon a number of substantive factors, including, among others:

•	Substantial Pro-Forma Ownership of LBIX. Following completion of the Arrangement, former Liquid Shareholders will own approximately 69.6% of the common shares of the Combined Company on a non-diluted basis, which will provide immediate exposure to the U.S. film and worldwide video gaming industry and associated capital markets.

•	Enhanced Access to Capital. The Combined Company will have a stronger financial position and significantly greater cash resources than Liquid alone, with greater access to the capital required to retain industry leading employees, continue developing existing Liquid projects and provide additional working capital. See “Information Relating to the Combined Company – Overview”.

•	Increased Capital Markets Presence. The Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float than Liquid alone. As of June 7, 2018, and after giving effect to the Arrangement, the Combined Company would have a pro forma market capitalization of approximately US$11,765,386 million, based on the closing price of the LBIX Shares on NASDAQ on the date of the Circular. See “Information Related to the Combined Company – Overview”.

•	Appointment of Liquid Nominees. Liquid will appoint the following four nominees to the LBIX Board as of the Effective Time of closing of the Arrangement: Krysanne Katsoolis, Charles Brezer, Daniel Cruz and Joshua Jackson.

•	Other Factors. The Liquid Board also considered the Arrangement with reference to the financial condition and results of operations of Liquid, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Liquid’s financial position.

The Liquid Board also considered the risks relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The Liquid Board believed that, overall, the anticipated benefits of the Arrangement to Liquid outweighed any risks.

In making its determination and recommendation, the Liquid Board also observed that a number of procedural safeguards were in place and are present to permit the Liquid Board to represent the interests of Liquid, the Liquid Shareholders, minority Liquid Shareholders and Liquid’s other stakeholders. These procedural safeguards include, among others:

•	Shareholder and Court Approvals. The Arrangement is subject to the following securityholder and Court approvals, which protect Liquid Shareholders:

•	to be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Liquid Shareholders, present in person or represented by proxy and entitled to vote at the Liquid Meeting, and

•	the Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Liquid Shareholders.

•	Dissent Rights. The availability of rights of dissent to registered Liquid Shareholders with respect to the Arrangement.

The foregoing summary of the information and factors considered by the Liquid Board is not intended to be exhaustive, but includes the material information and factors considered by the Liquid Board in their consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Liquid Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their conclusions and recommendations. The recommendations of the Liquid Board were made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of Liquid and were based upon the advice of the financial and legal advisors to Liquid. In addition, individual members of the Liquid Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

Recommendation of the LBIX Board

After careful consideration, including consultation with its legal and financial advisors, the LBIX Board unanimously determined that the Arrangement is fair to LBIX Shareholders and in the best interests of LBIX. The LBIX Board unanimously recommends that LBIX Shareholders vote FOR the LBIX Transaction

Resolution and the LBIX Consolidation Resolution. Thomas Gaglardi, a director of LBIX, a proposed director of the Combined Company and a shareholder of Liquid who is also a principal securityholder of LBIX through an affiliate company Northland Properties Corporation, declared his interest and abstained from voting at the LBIX Board meeting in respect of the LBIX Transaction Resolution.

Reasons for the Recommendations of the LBIX Board

In making its recommendation, the LBIX Board consulted with LBIX’s management and legal counsel to LBIX, reviewed a significant amount of information and considered a number of factors, including those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary.

In making its determinations and recommendations, the LBIX Board considered and relied upon a number of substantive factors, including, among others:

•	Review of Strategic Alternatives. The LBIX Board considered a range of potential strategic alternatives available to LBIX as well as the potential benefits, risks and uncertainties associated with such alternatives. LBIX would have been required to raise additional funds through the capital markets in order to fund its ongoing commitments and operations.

•	Participation in Liquid Asset Base and Future Growth of Liquid. LBIX Shareholders will have the opportunity to participate in Liquid’s diverse asset base and operations in the film, TV, video gaming and entertainment industries, including the intellectual property that Liquid has acquired to produce through its integrated studios, including Waterproof Studios Inc. and Majesco Entertainment Company. LBIX Shareholders will also have the opportunity to participate in any future increase in the value of Liquid.

•	Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s-length negotiations between LBIX and Liquid. The LBIX Board believes that the terms and conditions of the Arrangement Agreement are reasonable in light of all applicable circumstances.

See “The Arrangement – Recommendation of the LBIX Board.”

The LBIX Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The LBIX Board believed that, overall, the anticipated benefits of the Arrangement to LBIX outweighed these risks and negative factors.

In making its determinations and recommendations, the LBIX Board also observed that a number of procedural safeguards were and are present to permit the LBIX Board to represent effectively the interests of LBIX, minority LBIX Shareholders and LBIX’s other stakeholders, including, among others, the fact that to be effective, the LBIX Transaction Resolution must be approved, with or without variation, by the affirmative vote of a majority, and the LBIX Consolidation Resolution must be approved, with or without variation, by the affirmative vote of a special majority (75%), of the votes, cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting.

The foregoing summary of the information and factors considered by the LBIX Board is not intended to be exhaustive, but includes the material information and factors considered by the LBIX Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the LBIX Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their conclusions and recommendations. The recommendations of the LBIX Board were made after consideration of all of the above-noted and other factors and in light of their knowledge of the business, financial condition and prospects of LBIX and Liquid and were based upon the advice of the LBIX Board’s financial advisors and legal counsel to LBIX. In addition, individual members of the LBIX Board may have assigned different weights to different factors.

Effects of the Arrangement

If the Arrangement Resolution and the LBIX Transaction Resolution are passed, the Arrangement is approved by the Court and all of the other conditions to closing of the Arrangement are satisfied, LBIX will acquire all of the outstanding Liquid Shares, other than Dissent Shares, if any, which will be transferred to Liquid and cancelled. Each Liquid Shareholder will be entitled to receive 0.5741 of a LBIX Share in exchange for each Liquid Share held. If the Arrangement is completed, Liquid will become a direct wholly-owned subsidiary of LBIX.

See “The Arrangement Agreement – Description of the Arrangement”.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Vancouver time) on the date that is the earlier of: (i) the date that is two business days after the satisfaction or waiver of certain conditions set forth in the Arrangement Agreement and (ii) such date as is mutually agreed in writing by LBIX and Liquid. At the Effective Time, the following will be deemed to occur in the following order without any further authorization, act or formality:

•	each Liquid Share (other than any Liquid Shares held by LBIX and any Liquid Shares in respect of which any Liquid Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to LBIX (free and clear of any liens) in exchange for 0.5741 of a LBIX Share; and

•	each Liquid Share in respect of which any Liquid Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to LBIX (free and clear of any liens), and each Dissenting Liquid Shareholder will cease to have any rights as a Liquid Shareholder other than the right to be paid the fair value of such holder’s Liquid Shares.

Based on the current issued and outstanding Liquid Shares, the maximum number of LBIX Shares issuable pursuant to the Arrangement is 8,070,555 which is equal to approximately 288% of the LBIX Shares that were issued and outstanding as of the date of the Arrangement Agreement. This number includes the LBIX Shares issuable in exchange for Liquid Shares outstanding at the Effective Time. Following completion of the Arrangement, on a partially diluted basis assuming only the exercise of all of the Liquid Warrants, former LBIX Shareholders will own approximately 25.8% of the common shares of the Combined Company and former Liquid Shareholders will own approximately 74.2% of the common shares of the Combined Company. On a non-diluted basis which assumes that no Liquid Warrants or LBIX Options are exercised, former LBIX Shareholders will own approximately 30.4% of the common shares of the Combined Company and former Liquid Shareholders will own approximately 69.6% of the common shares of the Combined Company following completion of the Arrangement.

See “The Arrangement – Description of the Arrangement”.

Liquid Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Liquid present in person or represented by proxy and entitled to vote at the Liquid Meeting, and

See “The Arrangement – Liquid Shareholder Approval”.

LBIX Shareholder Approval

To be effective, the LBIX Transaction Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting.

See “The Arrangement – LBIX Shareholder Approval”.

To be effective, the LBIX Consolidation Resolution must be approved, with or without variation, by the affirmative vote of a special majority (75%) of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting. Approval of the LBIX Consolidation Resolution is not, however, a condition of the Arrangement.

See “The Consolidation – LBIX Shareholder Approval”.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, Liquid obtained the Interim Order providing for the calling and holding of the Liquid Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix H. A copy of the Notice of Hearing of Petition in connection with the Final Order is attached hereto as Appendix G.

Subject to the approval of the Arrangement Resolution by Liquid Shareholders at the Liquid Meeting and the approval of the LBIX Transaction Resolution by LBIX Shareholders at the LBIX Meeting, the hearing in respect of the Final Order is expected to take place on or about July 13, 2018 at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or as soon thereafter as is reasonably practicable.

Any Liquid Shareholder or other person who wishes to participate, to appear, to be represented, and/or to present evidence or arguments at the hearing, must serve and file a Response as set out in the Interim Order appended hereto as Appendix H and as the Court may direct in the future. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the LBIX Shares to be issued pursuant to the Arrangement. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response in compliance with the Interim Order will be given notice of the new date.

Although Liquid’s and LBIX’s objective is to have the Effective Date occur as soon as possible after the Liquid Meeting and the LBIX Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances. Liquid or LBIX may determine not to complete the Arrangement without prior notice to, or action on the part of, Liquid Shareholders or LBIX Shareholders.

See “The Arrangement – Court Approval and Completion of the Arrangement”.

Stock Exchange Listing and Reporting Issuer Status

The LBIX Shares currently trade on NASDAQ under the symbol “LBIX”. LBIX has applied to NASDAQ to list the LBIX Shares issuable under the Arrangement. Following completion of the Arrangement, it is expected that Liquid will make an application to cease to be a reporting issuer under applicable Securities Laws.

On January 23, 2018, LBIX received notice from the NASDAQ Listing Qualifications Staff (the “NASDAQ Staff”) indicating that LBIX no longer complied with Listing Rule 5550(b) (the “Rule”), due to LBIX’s non-compliance with the minimum $2.5 million stockholders’ equity requirement as of November 30, 2017. LBIX was granted a 45-day period to submit a plan to regain compliance with the Rule. In response to LBIX’s plan, on March 23, 2018, the NASDAQ Staff granted LBIX an extension of time to regain compliance with the Rule. The terms of the extension require that, on or before July 23, 2018, LBIX must submit an application for the listing of the post-Arrangement entity on NASDAQ, satisfy all applicable initial listing standards at the time of the business combination, and otherwise obtain NASDAQ’s approval to list the securities of the post- Arrangement entity on NASDAQ. LBIX believes that upon closing the post-Arrangement entity will satisfy all applicable requirements for initial listing on NASDAQ; however, if LBIX is unable to complete the Arrangement or, if LBIX is able to complete the Arrangement but the Combined Company does not satisfy all criteria for initial listing on NASDAQ, then LBIX would be subject to delisting from NASDAQ. In such event, LBIX would be entitled to request a hearing before a NASDAQ Hearings Panel, which request would stay any suspension or delisting action by NASDAQ until the hearing process was fully concluded.

See “The Arrangement – Stock Exchange Listing and Reporting Issuer Status”.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Liquid Shareholder Approval and the LBIX Shareholder Approval of the LBIX Transaction Resolution must be obtained;

•	the Court must grant the Final Order approving the Arrangement;

•	all conditions precedent to the Arrangement as more particularly described in the Arrangement Agreement must be satisfied or waived by the appropriate Party; and

•	if applicable, the Final Order, the Arrangement Records and related documents, in the form prescribed by the BCBCA, must be filed with the Registrar of Companies appointed pursuant to section 400 of the BCBCA.

Information Relating to the Combined Company

Overview

The operating business of the Combined Company will be that of Liquid. Liquid is a film and entertainment business aggregating mature production service companies into a vertically integrated global studio producing content for all platforms including film, TV, gaming and VR through its network of shared services. Liquid provides full service cradle to grave production in the film, TV and gaming industry. It is acquiring intellectual property to produce through its integrated studios, including Waterproof Studios Inc., an animation studio based in Vancouver, BC, and Majesco Entertainment Company, which Liquid has a controlling interest in. With an extensive network of industry executives and financial partners, Liquid is positioning itself to become a major player in global entertainment.

Improved Capital Markets Presence

The Combined Company will have a broader shareholder base with increased market liquidity and a larger public float. As of June 7, 2018, and after giving effect to the Arrangement, the Combined Company would have a pro forma market capitalization of approximately US$11,765,386 million, based on the closing price of the LBIX Shares on NASDAQ on the date of the Circular.

Summary Unaudited Pro Forma Financial Information

The following summary unaudited pro forma consolidated financial information of Liquid has been derived from the unaudited pro forma consolidated financial statements of Liquid and LBIX after giving effect to the Arrangement as at and for the period ended February 28, 2018, included in Appendix C to this Circular. The unaudited pro forma consolidated financial statements of Liquid have been compiled from underlying financial statements of Liquid and LBIX prepared in accordance with IFRS to illustrate the effect of the Arrangement. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Liquid, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

The following summary of unaudited pro forma financial information and the unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) of the results expected in future periods. You should read the unaudited pro forma consolidated financial information together with (i) the audited consolidated annual financial statements of Liquid for the years ended November 30, 2017, 2016 and 2015; (ii) the unaudited condensed consolidated interim financial statements of Liquid for the three months ended February 28, 2018, and (iii) the audited consolidated annual financial statements of LBIX for the years ended February 28, 2018 and February 29, 2017.

See the unaudited pro forma consolidated financial statements of LBIX following completion of the Arrangement set forth in Appendix C to this Circular

As at February 28, 2018(1)
Statement of Financial Position:

Cash and cash equivalents	5,750,182
Total current assets	7,306,942
Total assets	10,021,031

Total current liabilities	2,840,412
Total liabilities	3,141,412

Total equity	6,879,619
Total liabilities and equity	10,021,031

(1)	Totals may not sum due to rounding.

Year Ended February 28, 2018(1)
Statement of Income:

Revenues	595,049
Cost of Sales	294,424

Net income (loss) from continuing operations	(5,830,761)
Net loss from discontinued operations	(2,557,034)

Net Income (Loss) For the Period	(8,387,795)

(1)	Totals may not sum due to rounding.

Governance and Management of the Combined Company

Following completion of the Arrangement, the board of directors of the Combined Company will initially be comprised of five directors, four of whom will be appointed by Liquid and one of whom will be an incumbent director of LBIX. Thomas Gaglardi, Joshua Jackson and Charles Brezer of the initial directors of the Combined Company will be independent.

See “Governance and Management of the Combined Company”.

Letter of Transmittal

A Letter of Transmittal has been mailed, together with this Circular, to each person who was a registered holder of Liquid Shares on the Liquid Record Date. Each registered Liquid Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying Liquid Share certificate(s) (if applicable), in order to receive the LBIX Shares to which such Liquid Shareholder is entitled under the Arrangement. It is recommended that Liquid Shareholders complete, sign and return the Letter of Transmittal with accompanying Liquid Share certificate(s) (if applicable) to the Depositary as soon as possible. All deposits of Liquid Shares made under a Letter of Transmittal are irrevocable; however, in the event the Arrangement is not consummated the Depositary will promptly return any Liquid Share certificate(s) (if applicable) that have been deposited. The Letter of Transmittal is available on SEDAR at www.sedar.com.

See “The Arrangement – Letter of Transmittal” and “The Arrangement – Exchange Procedure”.

Information Relating to Liquid

Liquid is a corporation existing under the BCBCA and maintains its principal and head office at 1000 - 409 Granville Street, Vancouver, British Columbia V6C 1T2. Liquid was incorporated under the laws of the Province of British Columbia on March 13, 2013. Liquid is a reporting issuer in British Columbia and Alberta that is in the business of aggregating mature production service companies into a vertically integrated global studio producing content for all platforms including film, TV, video gaming and virtual reality through its network of shared services. Liquid has a 49% interest in Waterproof Studios Inc., an animation studio based in Vancouver, BC and a 51% interest in Majesco Entertainment Company, a developer, marketer, publisher and distributor of interactive entertainment for consumers around the world.

See “Appendix A - Information Relating to Liquid”.

Information Relating to LBIX

LBIX was originally incorporated under laws of the Province of British Columbia on February 4, 1986 under the name “2060 Investments Ltd.”. The name was changed to “Camfrey Resources Ltd.” on May 21, 1986; to “Brio Industries Inc.” on March 16, 1993; and finally to “Leading Brands, Inc.” on October 25, 1999. LBIX has a head office located at Suite 101 – 33 West 8th Avenue, Vancouver, British Columbia, V5Y 1M8. LBIX is a reporting issuer in the province of British Columbia. The fiscal year end of LBIX is February 28. Since its incorporation in 1986, LBIX has been active in various industries and has been in the business of acquiring, restructuring and disposing of assets. Initially, LBIX was focused on the mining industry. Subsequently, LBIX became a finance business, a precious metals refining business, an oil field service business, a water extraction business, a carbonated soft drink private label bottling business, a food packaging and distribution business, a new-age beverage licensing business, a healthy juice bottling business, a co-packing business and, finally, a premium water distribution business

See “Appendix B - Information Relating to LBIX”.

Dissent Rights Relating to Liquid Shareholders

The Interim Order expressly provides registered holders of Liquid Shares with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Liquid Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s Liquid Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, a Liquid Shareholder must dissent with respect to all Liquid Shares of which it is the registered and beneficial owner. A registered Liquid Shareholder who wishes to dissent must deliver written notice of dissent to Liquid as set forth above and such notice of dissent must strictly comply with the requirements of section 242 of the BCBCA as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. Any failure by a Liquid Shareholder to fully comply with the provisions of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause each registered Liquid Shareholder holding their Liquid Shares to deliver the notice of dissent.

See “Rights of Dissenting Liquid Shareholders”.

Summary of Certain Canadian Federal Income Tax Considerations

Resident Shareholders whose Liquid Shares are exchanged for LBIX Shares pursuant to the Arrangement, and who do not make a valid Tax Election with respect to the exchange, will be considered to have disposed of those Liquid Shares for proceeds of disposition equal to the aggregate fair market value of the LBIX Shares. As a result, a Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Liquid Shares immediately before the exchange. Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for that taxation year. One-half of any capital loss must be deducted from taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules of the Tax Act.

Liquid Shareholders who are Eligible Holders and who make a valid Tax Election with LBIX may defer all or part of the Canadian income tax on any capital gain that would otherwise arise on an exchange of their Liquid Shares for LBIX Shares under the Arrangement.

A Section 85 Tax Election Instruction Letter providing certain instructions on how to complete the Tax Election forms will accompany the Letter of Transmittal. Eligible Holders will be entitled to electronically submit the information required to prepare the Tax Election forms through a special purpose secure website made available by LBIX that will assist in the preparation of the Tax Election forms for filing with the CRA and any applicable provincial taxation authority. LBIX agrees only to execute any Tax Election form of Eligible Holders that have been prepared in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter through the secure website within 90 days of the Effective Date and which complies with the provisions of the Tax Act. For further information about making a Tax Election see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Liquid Shares for the Consideration – Section 85 Election”.

Non-Resident Holders will generally not be taxable in Canada with respect to any capital gains generated on the disposition of Liquid Shares pursuant to the Arrangement as long as such Liquid Shares do not constitute “taxable Canadian property” as defined in the Tax Act.

The foregoing summary is qualified in its entirety by the more detailed summary set forth in this Circular under the heading “Certain Canadian Federal Income Tax Considerations”. Liquid Shareholders should consult their own tax advisors regarding the Canadian federal tax consequences of the Arrangement.

Summary of Certain United States Federal Income Tax Considerations

The exchange of Liquid Shares for LBIX Shares pursuant to the Arrangement by a U.S. Holder (as defined herein under “Certain United States Federal Income Tax Considerations”) together with the intended additional transactions (described herein under the heading “Certain United States Federal Income Tax Considerations”) may qualify as a tax-deferred reorganization under Section 368(a) of the Code. Neither Liquid nor LBIX, however, has sought or obtained either a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement together with the intended additional transactions as a tax-deferred reorganization or that the United States courts would uphold the status of the Arrangement as a tax-deferred reorganization in the event of a successful IRS challenge.

The foregoing is only a brief summary of certain United States federal income tax consequences and is qualified in its entirety by the more detailed general description of Unites States federal income tax considerations under “Certain United States Federal Income Tax Considerations”. Liquid Shareholders should consult their own tax advisors regarding the United States federal tax consequences of the Arrangement.

Risk Factors

There are a number of risk factors relating to the Arrangement, the business of Liquid, the business of LBIX and the LBIX Shares all of which should be carefully considered by Liquid Shareholders and LBIX Shareholders.

In addition, see “Risk Factors” in LBIX’s Form 20-F Annual Report for the fiscal year ended February 28, 2018, which is available on LBIX’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov, respectively.

See “Risk Factors Relating to the Arrangement”, “Information Relating to Liquid – Risk Factors” and “Information Relating to LBIX – Risk Factors”.

Canadian Securities Law Matters

The LBIX Shares to be issued in exchange for Liquid Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus requirements of securities legislation in each province of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute “control distributions”, LBIX Shares issued pursuant to the Arrangement will be freely tradable and may be resold in each province and territory in Canada.

United States Securities Law Matters

The LBIX Shares issuable to Liquid Shareholders in exchange for their Liquid Shares under the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof.

The LBIX Shares to be received by Liquid Shareholders upon completion of the Arrangement may be resold without restriction in the United States, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of LBIX at the time of such resale or who have been affiliates of LBIX within 90 days before such resale.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

NEITHER THE ARRANGEMENT NOR THE LBIX SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES. NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This solicitation of proxies is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with the disclosure requirements of Canada. Shareholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of LBIX have been prepared in accordance with United States generally accepted auditing standards.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that LBIX is organized under the laws of a jurisdiction other than the United States, that some (or all) of its respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of LBIX and such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Shareholders resident in the United States to effect service of process within the United States upon LBIX and its respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States or any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States or any state within the United States.

THE ARRANGEMENT

Background to the Arrangement

In order to stimulate Liquid’s growth, at the beginning of 2016 the Liquid Board sought a strategy to list its shares on a U.S. based stock exchange to have access to the US capital markets financing groups interested in media and entertainment. There are several media and technology companies listed on the NASDAQ, which have benefitted from raising capital and gaining market exposure by being publicly listed companies.

Liquid considered several business combination options before it identified LBIX for a possible business combination candidate in the spring of 2016. The decision to engage with LBIX was ultimately due to a number of factors including the longevity of which LBIX had been listed on NASDAQ. Additionally, Liquid and LBIX are both Canadian reporting issuers, and the Liquid Board understood this could simplify a transaction between the two companies. As a result, Liquid reached out to LBIX and began extensive discussions and negations for more than one year before signing the Arrangement Agreement.

Liquid carefully considered various approaches to list its business on NASDAQ, including a sale of some of its assets, a sale of all of its assets, and a reverse takeover. Throughout this process the Liquid Board sought legal counsel in both Canada and the U.S. who were engaged on a formal basis.

The Liquid Board and management team met and spoke regularly to consider the options and review the information supplied by LBIX during the due diligence process. Additionally, Liquid sought counsel from trusted financial and capital market advisors, including leading consultants for businesses seeking NASDAQ listings.

In negotiating its valuation with LBIX, Liquid retained a third party independent valuator to assess its assets for which the share exchange ratio with LBIX was based.

Recommendation of the Liquid Board

After careful consideration the Liquid Board unanimously determined that the consideration to be received by Liquid Shareholders is fair and the Arrangement is in the best interests of Liquid. The Liquid Board unanimously approved the Arrangement Agreement and recommends that Liquid Shareholders vote their Liquid Shares FOR the Arrangement Resolution.

Reasons for the Recommendations of the Liquid Board

In making its recommendations, the Liquid Board consulted with Liquid’s management, legal, financial and technical advisors. Each also reviewed a significant amount of financial information relating to LBIX and Liquid and considered a number of factors, including those listed below. The following disclosure includes forward-looking information and readers are cautioned that actual results may vary.

In making its determinations and recommendations, the Liquid Board considered and relied upon a number of substantive factors, including, among others:

•	Substantial Pro-Forma Ownership of LBIX. Following completion of the Arrangement, former Liquid Shareholders will own approximately 70% of the common shares of the Combined Company on a non-diluted basis, which will provide Liquid shareholders control over a long standing NASDAQ listed business that provides Liquid’s business immediate exposure to the U.S. film industry and capital markets.

•	Enhanced Access to Capital. The Combined Company will have a stronger financial position and significantly greater cash resources than Liquid alone, with greater access to the capital required to retain industry leading employees, continue developing existing Liquid projects and provide additional working capital. See “Information Relating to the Combined Company – Overview”.

•	Increased Capital Markets Presence. The Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float than Liquid alone. As of June 7, 2018, and after giving effect to the Arrangement, the Combined Company would have a pro forma market capitalization of approximately US$11,765,386 million, based on the closing price of the LBIX Shares on NASDAQ on the date of the Circular. See “Information Related to the Combined Company – Overview”.

•	Appointment of Liquid Nominees. Liquid will appoint the following four nominees to the LBIX Board as of the Effective Time of closing of the Arrangement: Krysanne Katsoolis, Charles Brezer, Daniel Cruz and Joshua Jackson.

•	Other Factors. The Liquid Board also considered the Arrangement with reference to the financial condition and results of operations of Liquid, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Liquid’s financial position.

The Liquid Board also considered the risks relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The Liquid Board believed that, overall, the anticipated benefits of the Arrangement to Liquid outweighed any risks.

In making its determinations and recommendations, the Liquid Board also observed that a number of procedural safeguards were in place and are present to permit the Liquid Board to represent the interests of Liquid, the Liquid Shareholders, minority Shareholders of Liquid and Liquid’s other stakeholders. These procedural safeguards include, among others:

•	Shareholder and Court Approvals. The Arrangement is subject to the following securityholder and Court approvals, which protect Liquid Shareholders:

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Liquid Shareholders, present in person or represented by proxy and entitled to vote at the Liquid Meeting, and

•	the Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Liquid Shareholders.

•	Dissent Rights. The availability of rights of dissent to registered Liquid Shareholders with respect to the Arrangement.

The foregoing summary of the information and factors considered by the Liquid Board is not intended to be exhaustive, but includes the material information and factors considered by the Liquid Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Liquid Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The recommendations of the Liquid Board were made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of Liquid and were based upon the advice of the financial, technical and legal advisors to Liquid. In addition, individual members of the Liquid Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

Recommendation of the LBIX Board

After careful consideration, including consultation with its independent legal and financial advisors, the LBIX Board unanimously determined that the Arrangement is fair to LBIX Shareholders and in the best interests of LBIX. The LBIX Board unanimously recommends that LBIX Shareholders vote FOR the LBIX Transaction Resolution and the LBIX Consolidation Resolution. Thomas Gaglardi, a director of LBIX, a proposed director of the Combined Company and a shareholder of Liquid who is also a principal securityholder of LBIX through an affiliate company Northland Properties Corporation, declared his interest and abstained from voting at the LBIX Board meeting in respect of the LBIX Transaction Resolution.

Reasons for the Recommendations of the LBIX Board

In making its recommendation, the LBIX Board consulted with LBIX’s management and legal counsel to LBIX, reviewed a significant amount of information and considered a number of factors, including those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary.

In making its determinations and recommendations, the LBIX Board considered and relied upon a number of substantive factors, including, among others:

•	Review of Strategic Alternatives. The LBIX Board considered a range of potential strategic alternatives available to LBIX as well as the potential benefits, risks and uncertainties associated with such alternatives. LBIX would have been required to raise additional funds through the capital markets in order to fund its ongoing commitments and operations.

•	Participation in Liquid Asset Base and Future Growth of Liquid. LBIX Shareholders will have the opportunity to participate in Liquid’s diverse asset base and operations in the film, TV, video gaming and entertainment industries, including the intellectual property that Liquid has acquired to produce through its integrated studios, including Waterproof Studios Inc. and Majesco Entertainment Company. LBIX Shareholders will also have the opportunity to participate in any future increase in the value of Liquid.

•	Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s-length negotiations between LBIX and Liquid. The LBIX Board believes that the terms and conditions of the Arrangement Agreement are reasonable in light of all applicable circumstances.

See “The Arrangement – Recommendation of the LBIX Board.”

The LBIX Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors Relating to the Arrangement”. The LBIX Board believed that, overall, the anticipated benefits of the Arrangement to LBIX outweighed these risks and negative factors.

In making their respective determinations and recommendations, the LBIX Board also observed that a number of procedural safeguards were and are present to permit the LBIX Board to represent effectively the interests of LBIX, minority LBIX Shareholders and LBIX’s other stakeholders, including, among others that to be effective, the LBIX Transaction Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes, and the LBIX Consolidation Resolution must be approved, with or without variation by the affirmative vote of a special majority (75%) of the votes, cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting.

The foregoing summary of the information and factors considered by the LBIX Board is not intended to be exhaustive, but includes the material information and factors considered by the LBIX Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the LBIX Board’s evaluation of the Arrangement, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their respective conclusions and recommendations. The recommendations of the LBIX Board were made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of LBIX and Liquid and were based upon the advice of the LBIX Board’s financial advisors and legal counsel to LBIX. In addition, individual members of the LBIX Board may have assigned different weights to different factors.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix F to this Circular.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Vancouver time) on the date that is the earlier of: (i) the date that is two business days after the satisfaction or waiver of certain conditions set forth in the Arrangement Agreement and (ii) such date as is mutually agreed in writing by LBIX and Liquid. At the Effective Time, the following will be deemed to occur in the following order at five minute intervals following the completion of the previous event without any further authorization, act or formality:

•	each Liquid Share (other than any Liquid Shares held by LBIX and any Liquid Shares in respect of which any Liquid Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to LBIX (free and clear of any liens) in exchange for 0.5741 of a LBIX Share;

•	each Liquid Share in respect of which any Liquid Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to LBIX (free and clear of any liens), and each Dissenting Liquid Shareholder will cease to have any rights as a Liquid Shareholder other than the right to be paid the fair value of such holder’s Liquid Shares;

•	with respect to each Liquid Share transferred and assigned: (i) the registered holder thereof will cease to be the registered holder of such Liquid Share and the name of such registered holder will be removed from the register of Liquid Shareholders as of the Effective Time; (ii) the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Liquid Share; (iii) LBIX will be the holder of all of the outstanding Liquid Shares and the register of Liquid Shareholders will be revised accordingly;

•	in accordance with the certificates governing the terms and conditions of the Liquid Warrants, each holder of a Liquid Warrant outstanding immediately prior to the Effective Time shall be entitled to receive (and such holder shall accept), upon the exercise of such holder’s Liquid Warrants, in lieu of each Liquid Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, the number of LBIX Shares equal to the product of: (i) the number of Liquid Shares subject to such Liquid Warrant immediately prior to the Effective Time; and (ii) 0.5741. Each liquid Warrant shall continue to be governed by and be subject to the terms of the certificate governing the terms and conditions of such Liquid Warrant; and

•	the exchanges and cancellations outlined above will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

The maximum number of LBIX Shares issuable pursuant to the Arrangement is 8,070,555 which is equal to approximately 288% of the LBIX Shares that were issued and outstanding as of the date of the Arrangement Agreement. This number includes the LBIX Shares issuable in exchange for Liquid Shares outstanding at the Effective Time. Following completion of the Arrangement, on a partially diluted basis assuming only the exercise of all of the Liquid Warrants, former LBIX Shareholders will own approximately 25.8% of the common shares of the Combined Company and former Liquid Shareholders will own approximately 74.2% of the common shares of the Combined Company. On a non-diluted basis which assumes that no Liquid Warrants or LBIX Options are exercised, former LBIX Shareholders will own approximately 30.4% of the common shares of the Combined Company and former Liquid Shareholders will own approximately 69.6% of the common shares of the Combined Company following completion of the Arrangement.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Liquid Shareholder Approval and the LBIX Shareholder Approval of the LBIX Consolidation Resolution must be obtained;

•	the Court must grant the Final Order approving the Arrangement;

•	all conditions precedent to the Arrangement further described in the Arrangement Agreement including receipt of necessary regulatory approvals must be satisfied or waived by the appropriate Party; and

•	if applicable, the Final Order, the Arrangement Records and related documents, in the form prescribed by the BCBCA, must be filed with the registrar of companies appointed pursuant to section 400 of the BCBCA (the “Registrar of Companies”).

Liquid Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Liquid Shareholders, present in person or represented by proxy and entitled to vote at the Liquid Meeting, and

LBIX Shareholder Approval

The LBIX Transaction Resolution requires the approval of a simple majority of the votes cast by LBIX Shareholders present in person or represented by proxy at the LBIX Meeting.

Accordingly, to be effective, the LBIX Transaction Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, Liquid obtained the Interim Order providing for the calling and holding of the Liquid Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix H. A copy of the Notice of Hearing of Petition in connection with the Final Order is attached hereto as Appendix G.

Subject to the approval of the Arrangement Resolution by Liquid Shareholders at the Liquid Meeting and the approval of the LBIX Transaction Resolution by LBIX Shareholders at the LBIX Meeting, the hearing in respect of the Final Order is expected to take place on or about July 13, 2018 at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or as soon thereafter as is reasonably practicable.

Any Liquid Shareholder or other person who wishes to participate, to appear, to be represented, and/or to present evidence or arguments at the hearing, must serve and file a response to petition (a “Response”) as set out in the Interim Order appended hereto as Appendix H and as the Court may direct in the future. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the LBIX Shares to be issued pursuant to the Arrangement. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response in compliance with the Interim Order will be given notice of the new date.

Although Liquid’s and LBIX’s objective is to have the Effective Date occur as soon as possible after the Liquid Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances. Liquid or LBIX may determine not to complete the Arrangement without prior notice to or action on the part of Liquid Shareholders or LBIX Shareholders. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Treatment of Liquid Options and Warrants

Under the Arrangement, it is a condition precedent to the obligations of LBIX to complete the transactions contemplated by the Arrangement Agreement that LBIX shall be reasonably satisfied that immediately prior to the Effective Date that all of the outstanding Liquid Options shall have been cancelled or shall otherwise have ceased to exist or represent a liability or obligation of Liquid.

In accordance with the certificates governing the terms and conditions of the Liquid Warrants, each holder of a Liquid Warrant outstanding immediately prior to the Effective Time shall be entitled to receive (and such holder shall accept), upon the exercise of such holder’s Liquid Warrants, in lieu of each Liquid Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, the number of LBIX Shares equal to the product of: (i) the number of Liquid Shares subject to such Liquid Warrant immediately prior to the Effective Time; and (ii) 0.5741. Each liquid Warrant shall continue to be governed by and be subject to the terms of the certificate governing the terms and conditions of such Liquid Warrant.

Amendment to LBIX Shareholder Rights Plan

Background to the LBIX Shareholder Rights Plan

The LBIX Shareholder Rights Plan between the Company and Computershare Trust Company of Canada was amended and restated as of June 16, 2015. Under the LBIX Shareholder Rights Plan, share purchase rights (the “Rights”) are issued to holders of LBIX Shares at the rate of one Right for each LBIX Share outstanding. The LBIX Shareholder Rights Plan is similar to plans adopted by several other Canadian companies. The LBIX Shareholder Rights Plan will expire at the termination of the Company’s annual general meeting of Shareholders for 2020 (or such earlier termination as provided for therein).

The LBIX Shareholder Rights Plan is designed to protect LBIX Shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of LBIX by a bidder in a transaction or series of transactions that does not treat all LBIX Shareholders equally or fairly, or provide all LBIX Shareholders an equal opportunity to share in the premium paid on an acquisition of control.

Purpose of Amendment to the LBIX Shareholder Rights Plan

In order to allow the Arrangement to proceed without triggering certain rights pursuant to the LBIX Shareholder Rights Plan, the LBIX Transaction Resolution will include the approval of an amendment to the LBIX Shareholder Rights Plan.

Pursuant to the LBIX Shareholder Rights Plan, subject to certain exceptions, after a person acquires 20% or more of the LBIX Shares or commences a take-over bid to acquire LBIX Shares, or announces an intention to do so, the Rights will separate from the LBIX Shares and will be exercisable at an exercise price of $20 per LBIX Share. The acquisition by any person (an “Acquiring Person”) of 20% or more of the LBIX Shares, subject to certain exceptions, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), is adjusted under the LBIX Shareholder Rights Plan so as to permit its holder to purchase $40 worth of LBIX Shares for $20 (that is, such LBIX Shares will then be acquired at a 50% discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the LBIX Shares, holders of Rights not exercising their Rights after the occurrence of a Flip-in Event may suffer substantial dilution.

It is possible that in the absence of an amendment to the LBIX Shareholder Rights Plan, one or more persons may become Acquiring Persons as a consequence of the completion of the Arrangement and/or the Liquid Financing.

The proposed amendment to the LBIX Shareholder Rights Plan would amend the definition of “Acquiring Person” in section 1.1(a) to exclude anyone who becomes a beneficial owner of 20% or more of the outstanding LBIX Shares pursuant to the completion of the Arrangement or the Liquid Financing; provided, however, if such person while the holder of 20% or more of the LBIX Shares then outstanding becomes the beneficial owner of an additional 1% of the LBIX Shares, such person shall become an Acquiring Person.

The proposed amendment is intended to facilitate the implementation of the Arrangement without triggering the LBIX Shareholder Rights Plan.

A copy of the LBIX Shareholder Rights Plan will be available at the LBIX Meeting and is also available on SEDAR at www.sedar.com under LBIX’s profile.

Stock Exchange Listing and Reporting Issuer Status

The LBIX Shares currently trade on NASDAQ under the symbol “LBIX”. LBIX has applied to NASDAQ to list the LBIX Shares issuable under the Arrangement.

On January 23, 2018, LBIX received notice from the NASDAQ Staff indicating that LBIX no longer complied with the Rule, due to LBIX’s non-compliance with the minimum $2.5 million stockholders’ equity requirement as of November 30, 2017. LBIX was granted a 45-day period to submit a plan to regain compliance with the Rule. In response to LBIX’s plan, on March 23, 2018, the NASDAQ Staff granted LBIX an extension of time to regain compliance with the Rule. The terms of the extension require that, on or before July 23, 2018, LBIX must submit an application for the listing of the post-Arrangement entity on NASDAQ, satisfy all applicable initial listing standards at the time of the business combination, and otherwise obtain NASDAQ’s approval to list the securities of the post-Arrangement entity on NASDAQ. LBIX believes that upon closing the post- Arrangement entity will satisfy all applicable requirements for initial listing on NASDAQ; however, if LBIX is unable to complete the Arrangement or, if LBIX is able to complete the Arrangement but the Combined Company does not satisfy all criteria for initial listing on NASDAQ, then LBIX would be subject to delisting from NASDAQ. In such event, LBIX would be entitled to request a hearing before a NASDAQ Hearings Panel, which request would stay any suspension or delisting action by NASDAQ until the hearing process was fully concluded.

See “Regulatory Matters – Stock Exchange Approvals”. Following completion of the Arrangement, it is expected that Liquid will make an application to cease to be a reporting issuer under applicable Securities Laws.

Letter of Transmittal

A Letter of Transmittal has been mailed, together with this Circular, to each person who was a registered holder of Liquid Shares on the Liquid Record Date. Each registered Liquid Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying Liquid Share certificate(s), in order to receive the LBIX Shares to which such Liquid Shareholder is entitled under the Arrangement. It is recommended that Liquid Shareholders complete, sign and return the Letter of Transmittal with accompanying Liquid Share certificate(s) to the Depositary as soon as possible. All deposits of Liquid Shares made under a Letter of Transmittal are irrevocable. In the event the Arrangement is not consummated the Depositary will promptly return any Liquid Share certificates that have been deposited.

The Letter of Transmittal is available on SEDAR at www.sedar.com.

See “The Arrangement – Exchange Procedure”.

Any use of the mail to transmit a certificate (if applicable) for Liquid Shares and a related Letter of Transmittal is at the risk of the Liquid Shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used.

Whether or not Liquid Shareholders forward the certificate(s) (if applicable) representing their Liquid Shares, upon completion of the Arrangement on the Effective Date, Liquid Shareholders will cease to be Liquid Shareholders as of the Effective Date and will only be entitled to receive that number of LBIX Shares to which they are entitled under the Arrangement or, in the case of Liquid Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Liquid Shares in accordance with the dissent procedures. See “Rights of Dissenting Liquid Shareholders”.

The instructions for exchanging certificate(s) (if applicable) representing Liquid Shares and depositing such share certificates with the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal provides instructions with regard to lost certificates. See “The Arrangement – Exchange Procedure”.

Exchange Procedure

Following receipt of the Final Order and prior to the Effective Time, LBIX will deliver or arrange to be delivered to the Depositary the LBIX Shares required to be issued to the Liquid Shareholders in accordance with section 3.1(a) of the Plan of Arrangement, which LBIX Shares will be held by the Depositary as agent and nominee for such former Liquid Shareholders for distribution to such former Liquid Shareholders in accordance with the provisions of Article 5 of the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of a certificate (if applicable) which immediately prior to the Effective Time represented outstanding Liquid Shares that were transferred pursuant to section 3.1(a) of the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Liquid Shareholder represented by such surrendered certificate (if applicable) will be entitled to receive in exchange therefor, and the Depositary will deliver to such Liquid Shareholder, the LBIX Shares which such Liquid Shareholder has the right to receive under the Arrangement for such Liquid Shares and any certificate (if applicable) so surrendered will be cancelled.

Any exchange or transfer of Liquid Shares pursuant to the Plan of Arrangement will be free and clear of any liens or other claims of third parties of any kind.

Treatment of Fractional Shares

In no event shall any holder of Liquid Shares be entitled to a fractional LBIX Share. Where the aggregate number of LBIX Shares to be issued to a Liquid Shareholder as consideration under this Arrangement would result in a fraction of a LBIX Share being issuable, the number of LBIX Shares to be received by such Liquid Shareholder shall be rounded down to the nearest whole LBIX Share in the event a Liquid Shareholder is entitled to a fractional share representing 0.5 or less of a LBIX Share and shall be rounded up to the nearest whole LBIX Share in the event a Liquid Shareholder is entitled to a fractional share representing more than 0.5 of a LBIX Share.

Return of Liquid Shares

If the Arrangement is not completed, any deposited Liquid Shares will be returned to the depositing Liquid Shareholder at Liquid’s expense upon written notice to the Depositary from Liquid, by returning the deposited Liquid Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Liquid Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Liquid’s transfer agent.

Lost Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Liquid Shares that were transferred pursuant to section 3.1 of the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the consideration that such holder is entitled to receive in accordance with Section 3.1 of the Plan of Arrangement. When authorizing such delivery of the consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to LBIX and the Depositary in such amount as LBIX and the Depositary may direct, or otherwise indemnify LBIX and the Depositary in a manner satisfactory to LBIX and the Depositary, against any claim that may be made against LBIX or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Liquid.

Cancellation of Rights

Until surrendered, each certificate that immediately prior to the Effective Time represented Liquid Shares will be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive in lieu of such certificate as contemplated in section 5.1 of the Plan of Arrangement. Any such certificate formerly representing Liquid Shares not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of any former holder of Liquid Shares of any kind or nature against or in Liquid or LBIX. On such date, all LBIX Shares to which such former holder was entitled will be deemed to have been surrendered and forfeited to LBIX or Liquid, as applicable.

Withholding Rights

LBIX, Liquid or the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable under the Plan of Arrangement and from all dividends or other distributions otherwise payable to any former securityholders of Liquid, such amounts as LBIX, Liquid or the Depositary may be required to deduct and withhold therefrom any provision of any applicable law in respect of Taxes (a

“Withholding Obligation”). To the extent that amounts are so withheld, deducted and remitted, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid.

Right to Dissent

Under the Interim Order, registered holders of Liquid Shares are entitled to Dissent Rights but only if they follow the procedures specified in the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. See “Rights of Dissenting Liquid Shareholders”.

LBIX Shareholders are not entitled to Dissent Rights in respect of the Arrangement.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Liquid Board and the LBIX Board with respect to the Arrangement, Liquid Shareholders and LBIX Shareholders should be aware that certain members of the Liquid Board and the LBIX Board and of Liquid’s and LBIX’s management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions. The Liquid Board and the LBIX Board are aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Recommendations of the the Liquid Board” and “The Arrangement – Reasons for the Recommendations of the LBIX Board”.

Thomas Gaglardi, a director of LBIX, a proposed director of the Combined Company and a shareholder of Liquid who is also a principal securityholder of LBIX through an affiliate company Northland Properties Corporation, declared his interest and abstained from voting at the LBIX Board meeting in respect of the LBIX Transaction Resolution. Mr. Gaglardi declared his interest to the board of directors of LBIX at the start of discussions regarding a possible transaction between the two companies. Mr. Gaglardi recused himself from any negotiations and abstained from voting on any resolutions of the LBIX Board in connection with the transaction generally and the Arrangement specifically. Under the terms of the Arrangement Agreement, it is a condition precedent in favour of LBIX that the 347,000 LBIX Options with an exercise price of $2.45 held by officers and directors of LBIX, including Mr. Gaglardi, be extended for a period of 12 months following the Effective Time, with 25% of such LBIX Options of each holder thereof vesting immediately following the Effective Time, with the remainder vesting 25% quarterly thereafter.

Share Ownership

Liquid

As of the date of this Circular, LBIX does not own, directly or indirectly, or exercise control or direction over, any Liquid Shares. LBIX has not purchased or sold any securities of Liquid during the 12 months preceding the announcement of the Arrangement Agreement.

As of the date of this Circular, the directors and officers of Liquid and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 2,584,666 Liquid Shares, 208,333 Liquid Warrants and 1,100,000 Liquid Options, representing approximately 23% of the outstanding Liquid Shares on a non-diluted basis, and 25.7% of the Liquid Shares on a fully-diluted basis. All of the Liquid Shares held by the directors and officers of Liquid will be treated in the same fashion under the Arrangement as Liquid Shares held by every other Liquid Shareholder. The Liquid Options will be affected by the Arrangement as described under the heading “– Treatment of Liquid Options” above.

The following table sets out the Liquid Shares, Liquid Warrants and Liquid Options beneficially owned, directly or indirectly, or over which control or direction was exercised, by the directors and officers of Liquid, or their respective associates or affiliates, as of the date of this Circular:

Securities of Liquid Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)
Name	Position with Liquid	Liquid Shares	% Liquid Shares Outstanding(2)	Liquid Options
Krysanne Katsoolis	President and Director	390,000	3.5%	400,000
Joshua Jackson	Director	1,776,666	15.8%	400,000
Charles Brezer	Director	212,000	1.8%	Nil
Daniel Cruz	CFO and Director	206,000	1.9%	300,000

Notes:

(1)	The information as to securities of Liquid beneficially owned or over which control or direction is exercised, not being within the knowledge of Liquid, has been furnished by the respective directors and officers.
(2)	As of the Liquid Record Date, 11,221,905 Liquid Shares were issued and outstanding.

LBIX

As of the date of this Circular, Liquid does not own, directly or indirectly, or exercise control or direction over, any LBIX Shares. Liquid has not purchased or sold any securities of LBIX during the 12 months preceding the announcement of the Arrangement Agreement.

As of the date of this Circular, the directors and officers of LBIX and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 695,085 LBIX Shares and an aggregate of 585,000 LBIX Options, representing approximately 25% of the outstanding LBIX Shares on a non-diluted basis and 31% of the outstanding LBIX Shares on a fully-diluted basis. Under the terms of the Arrangement Agreement, it is a condition precedent in favour of LBIX that the 347,000 LBIX Options held by officers and directors of LBIX, including Mr. Gaglardi, be extended for a period of 12 months following the Effective Time, with 25% of such LBIX Options of each holder thereof vesting immediately following the Effective Time, with the remainder vesting 25% quarterly thereafter.

The following table sets out the LBIX Shares and LBIX Options beneficially owned, directly or indirectly, or over which control or direction was exercised, by the directors and officers of LBIX, or their respective associates or affiliates, as of the date of this Circular:

Securities of LBIX Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)
Name	Position with LBIX	LBIX Shares	% LBIX Shares Outstanding(2)	LBIX Options
James Corbett	Director	10,000	0.36%	80,000
Darryl R. Eddy	Director	89,834	3.21%	80,000
Stephen K. Fane(3)	Director	Nil	0%	80,000
R. Thomas Gaglardi	Director	419,125	14.96%	80,000
Ralph D. McRae	Chairman, President, CEO and Director	176,126	6.28%	265,000

Notes:

(1)	The information as to securities of LBIX beneficially owned or over which control or direction is exercised, not being within the knowledge of LBIX, has been furnished by the respective directors and officers.

(2)	As at the LBIX Record Date and the date of this Circular, 2,802,412 LBIX Shares were issued and outstanding.
(3)	Mr. Fane passed away on November 10, 2017.

Immediately after giving effect to the Arrangement, it is anticipated that the currently proposed directors and officers of the Combined Company and their associates and affiliates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 8.8% of the LBIX Shares which are expected to be outstanding upon completion of the Arrangement. See “Information Relating to the Combined Company – Directors and Executive Officers of LBIX Upon Completion of the Arrangement”.

Insurance and Indemnification of Directors and Officers

The Arrangement Agreement provides that LBIX will apply for directors’ and officers’ insurance policies for the incoming directors and officers of the Combined Company following completion of the Arrangement and will, prior to the Effective Time, obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of LBIX’s existing directors’ and officers’ insurance policies and LBIX’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from LBIX’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as LBIX’s current D&O Insurance carriers with respect to directors’ and officers’ insurance policies in an amount and scope at least as favorable as the D&O Insurance.

Pursuant to the Arrangement Agreement, LBIX agreed that it will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of LBIX and any subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

The obligations of LBIX to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction of the condition that all of the existing directors and officers of LBIX immediately prior to the Effective Time shall have received a general release and indemnity from LBIX on terms satisfactory to such directors and officers.

Interested Officers and Directors

Thomas Gaglardi is a director of LBIX, a proposed director of the Combined Company and a shareholder of Liquid who is also a principal securityholder of LBIX through an affiliate company Northland Properties Corporation. Mr. Gaglardi declared his interest to the board of directors of LBIX at the start of discussions regarding a possible transaction between the two companies. Mr. Gaglardi recused himself from any negotiations and abstained from voting on any resolutions of the LBIX Board in connection with the transaction generally and the Arrangement specifically.

Depositary

Liquid and LBIX have retained the services of the Depositary for the receipt of the Letter of Transmittal and the certificates (if applicable) representing Liquid Shares and for the delivery of the LBIX Shares in exchange for the Liquid Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Expenses of the Arrangement

Liquid and LBIX have agreed in the Arrangement Agreement that each party to the Arrangement Agreement will be responsible for all of its own expenses, legal and other professional fees, disbursements, and all other costs incurred in connection with the negotiation, preparation, execution, and delivery of the Arrangement Agreement and all documents and instruments relating hereto and the consummation of the transactions contemplated hereby.

Name Change

LBIX is expected to be renamed “Liquid Media Group Ltd.” at the Effective Time and is referred to herein as the “Combined Company”.

Runway Credit Facility

Liquid currently has in place a credit facility from Runway Finance Group Inc. (“Runway”) to Liquid for up to CDN$2,500,000 pursuant to a credit agreement dated November 9, 2016. On or before the Effective Date, CDN$750,000 of the Runway Credit Facility will be exchanged for that number of LBIX Shares as is equal to CDN$750,000 divided by a deemed price of U.S. $1.50.

THE CONSOLIDATION

Introduction

LBIX is seeking the approval of LBIX Shareholders for a proposal to effect a consolidation (sometimes referred to as a “reverse stock split”, and referred to in this Circular as the “Consolidation” or the “Reverse Stock Split”) of LBIX Shares by a ratio of not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares for one (1) post-Consolidation LBIX Share, with the decision whether or not to implement the Consolidation, the ratio and the implementation and timing of such Reverse Stock Split to be determined in the discretion of the LBIX Board as composed as of the date immediately prior to the Effective Date of the Arrangement.

The form of the LBIX Consolidation Resolution to authorize the Reverse Stock Split is attached as Appendix E to this Circular.

Approval of the Consolidation Resolution by a special majority (75%) of LBIX Shareholders would permit (but not require) the board of directors of LBIX to effect the Reverse Stock Split by a ratio of not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares for one (1) post-Consolidation LBIX Share, with the exact ratio to be set within this range as determined by the LBIX board of directors as composed as of the date immediately prior to the Effective Date of the Arrangement, in its sole discretion. If the LBIX board of directors determines to implement the Reverse Stock Split, such board will determine the exact ratio of the Reverse Stock Split prior to the effective time of the split, and LBIX will publicly announce the Reverse Stock Split ratio prior to the effective time of the split. LBIX believes that enabling the current LBIX board of directors to set the ratio of the Reverse Stock Split within the stated range will provide LBIX with the flexibility to implement the Reverse Stock Split in a manner and at a time designed to maximize the anticipated benefits for LBIX Shareholders. In determining a ratio for the Reverse Stock Split, if any, following the receipt of LBIX Shareholder approval, the LBIX board of directors may consider, among other things, factors such as:

•	the historical trading prices and trading volume of LBIX Shares;

•	the number of LBIX Shares outstanding;

•	the then-prevailing trading price and trading volume of LBIX Shares and the anticipated or actual impact of the Reverse Stock Split on the trading price and trading volume for LBIX Shares;

•	the anticipated impact of a particular ratio on LBIX’s ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.

The LBIX board of directors as composed as of the date immediately prior to the Effective Date of the Arrangement reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed ratios for the Reverse Stock Split, if it determines, in its sole discretion, that the Reverse Stock Split is not in the best interests of LBIX and the LBIX Shareholders.

If implemented, depending on the ratio for the Reverse Stock Split determined by the LBIX Board as composed as of the date immediately prior to the Effective Date of the Arrangement, not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares will be exchanged for one (1) post-Consolidation LBIX Share. The Reverse Stock Split will not change the authorized number of shares of LBIX Shares or LBIX preferred shares.

Background to the Consolidation

LBIX Shares are currently quoted on NASDAQ under the symbol “LBIX”. The standards of NASDAQ require LBIX to have, among other things, a U.S.$4.00 per share minimum bid price in order for the Combined Company to be listed on NASDAQ.

The Combined Company may not be able to meet the initial listing criteria, including the U.S.$4.00 minimum bid price requirement of NASDAQ unless LBIX effects a reverse stock split to increase the per share market price of the LBIX Shares. Therefore, the board of directors of LBIX may determine to effect the Reverse Stock Split at a future date to the extent necessary in order to maintain the NASDAQ listing.

Reducing the number of outstanding LBIX Shares through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of the LBIX Shares. However, other factors, such as LBIX’s financial results, market conditions and the market perception of LBIX’s business or transactions, including the Arrangement, may adversely affect the market price of the LBIX Shares. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the market price of LBIX Shares will increase following the Reverse Stock Split or that the market price LBIX Shares will not decrease in the future. Additionally, LBIX cannot assure LBIX Shareholders that the market price per share of the LBIX Shares after a Reverse Stock Split will increase in proportion to the reduction in the number of LBIX Shares outstanding before the Reverse Stock Split. Accordingly, the total market capitalization the LBIX Shares after the Reverse Stock Split, if implemented, may be lower than the total market capitalization before the Reverse Stock Split.

Even if the LBIX Board determines to effect the Reverse Stock Split, the LBIX Shares may still be delisted from NASDAQ. On January 23, 2018, LBIX received notice from the NASDAQ Staff indicating that LBIX no longer complied with the Rule, due to LBIX’s non-compliance with the minimum $2.5 million stockholders’ equity requirement as of November 30, 2017. LBIX was granted a 45-day period to submit a plan to regain compliance with the Rule. In response to LBIX’s plan, on March 23, 2018, the NASDAQ Staff granted LBIX an extension of time to regain compliance with the Rule. The terms of the extension require that, on or before July 23, 2018, LBIX must submit an application for the listing of the post-Arrangement entity on NASDAQ, satisfy all applicable initial listing standards at the time of the business combination, and otherwise obtain NASDAQ’s approval to list the securities of the post-Arrangement entity on NASDAQ. LBIX believes that upon closing the post-Arrangement entity will satisfy all applicable requirements for initial listing on NASDAQ; however, if LBIX is unable to complete the Arrangement or, if LBIX is able to complete the Arrangement but the Combined Company does not satisfy all criteria for initial listing on NASDAQ, then LBIX would be subject to delisting from NASDAQ. In such event, LBIX would be entitled to request a hearing before a NASDAQ Hearings Panel, which request would stay any suspension or delisting action by NASDAQ until the hearing process was fully concluded.

If trading in the LBIX Shares is suspended or LBIX is delisted from NASDAQ, the LBIX Shares may be eligible to trade on the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for LBIX to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, the LBIX Shares and could result in a decrease in the trading price of the LBIX Shares. LBIX may also face other material adverse consequences in such event, such as negative publicity, a decreased ability to obtain additional financing, diminished investor and/or employee confidence, and the loss of business development opportunities, some or all of which may contribute to a further decline in the price of LBIX Shares. In addition, there can be no assurance that the LBIX Shares would be eligible for trading on any such alternative exchange or markets.

Effect of the Consolidation if Implemented

If the Reverse Stock Split is implemented, depending on the ratio for the Reverse Stock Split determined by the LBIX Board, not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares will be exchanged for one (1) post-Consolidation LBIX Share. Based on the 2,802,412 LBIX Shares issued and outstanding as of the date of this Circular, immediately following a Reverse Stock Split, LBIX would have approximately 560,482 LBIX Shares issued and outstanding if the ratio for the Reverse Stock Split is 5-for-1, and 1,401,206 LBIX Shares issued and outstanding if the ratio for the Reverse Stock Split is 2-for-1. Any other ratio selected within such range would result in a number of LBIX Shares issued and outstanding of between 560,482 and 1,401,206 LBIX Shares.

The actual number of LBIX Shares issued and outstanding after giving effect to the Reverse Stock Split, if implemented, will depend on the ratio for the Reverse Stock Split that is ultimately determined, if at all, by the LBIX Board as composed as of the date immediately prior to the Effective Date of the Arrangement.

The Reverse Stock Split will affect all holders of LBIX uniformly and will not affect any LBIX Shareholder’s percentage ownership interest in LBIX, except that, as described below under “Other Consolidation Matters,” record holders of LBIX otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive cash in lieu of such fractional share if the Reverse Stock Split is effective. In addition, the Reverse Stock Split will not affect any LBIX Shareholder’s proportionate voting power (subject to the treatment of fractional shares).

If implemented, after the effective time of the Reverse Stock Split, LBIX Shares may have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify our equity securities, and stock certificates with the older CUSIP numbers may need to be exchanged for stock certificates with the new CUSIP numbers. LBIX or its transfer agent will provide details with regard to any such procedures if the Reverse Stock Split is effected at some future date by the LBIX Board as composed as of the date immediately prior to the Effective Date of the Arrangement.

Other Consolidation Matters

Completion of the Consolidation is subject to the approval of NASDAQ. If the LBIX Consolidation Resolution is approved by a special majority of LBIX Shareholders at the LBIX Meeting and implemented at some future date by the board of directors, LBIX will cause letters of transmittal to be sent to LBIX shareholders which will provide instructions on how to obtain new share certificates representing the number of LBIX Shares to which such shareholders are entitled as a result of the Consolidation.

LBIX Shareholders of the Company shall not be entitled to receive fractional LBIX Shares as a result of the Consolidation. The number of LBIX Shares issuable on the Consolidation shall be rounded either up or down to the nearest whole number of LBIX Shares. LBIX Shareholders should not destroy any share certificate and should not submit any share certificate for a new share certificate until requested to do so by LBIX or its transfer agent.

If the Consolidation is implemented, option grants issued to LBIX employees and directors will be consolidated on the same basis as the LBIX Shares as the time of the Consolidation.

The Consolidation Resolution must be passed by a special majority (75%) of the votes cast by LBIX shareholders present or represented by proxy at the LBIX Meeting. Accordingly, at the LBIX Meeting, LBIX Shareholders will be asked to approve a special resolution in substantially the form attached as Appendix E to this Circular.

LBIX Shareholder Approval

The LBIX Consolidation Resolution requires the approval of a special majority (75%) of the votes cast by LBIX Shareholders present in person or represented by proxy at the LBIX Meeting.

Accordingly, to be effective, the LBIX Consolidation Resolution must be approved, with or without variation, by the affirmative vote of a special majority (75%) of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting.

Recommendation of the LBIX Board

After careful consideration, the LBIX Board unanimously determined that the Arrangement is fair to LBIX Shareholders and in the best interests of LBIX. he LBIX Board unanimously recommends that LBIX Shareholders vote FOR the LBIX Consolidation Resolution Unless otherwise instructed, the persons named as proxyholder in the enclosed form of proxy intend to vote for the special resolution to approve Consolidation.

LBIX cannot complete the Consolidation without the final approval of NASDAQ. If LBIX shareholders pass the LBIX Consolidation Resolution, NASDAQ approves the Consolidation, and the board of LBIX, as composed as of the date immediately prior to the Effective Date of the Arrangement, determines to proceed with the Consolidation, the Consolidation will take effect on a date to be coordinated with NASDAQ and publicly announced in advance by LBIX.

INFORMATION RELATING TO THE COMBINED COMPANY

The following section of this Circular contains significant amounts of forward-looking information. Readers are cautioned that actual results may vary. See “Joint Management Information Circular – Forward-Looking Statements”.

Overview

The Combined Company will be a publicly traded media and entertainment business aggregating mature production service companies into a vertically integrated global studio producing content for all platforms including film, TV, gaming and VR through its network of shared services. The Combined Company, through LBIX as the parent company, will operate the business of Liquid. LBIX’s existing policies and procedures, including those related to executive compensation and corporate governance, are not expected to change as a result of the completion of the Arrangement. For more information relating to the business of LBIX, see “Appendix B – Information Relating to LBIX” and the documents incorporated by reference herein. For more information relating to the business of Liquid, see “Appendix A – Information Relating to Liquid”.

Organizational Chart

The chart below illustrates the corporate structure of the Combined Company immediately following the completion of the Arrangement.

Manageable Capital Requirements

Management of Liquid believes that the post-closing capital requirements of the Combined Company will be manageable.

Improved Capital Markets Presence

The Combined Company will have a broader shareholder base with expected increased market liquidity and a larger public float. As of June 7, 2018, and after giving effect to the Arrangement, the Combined Company would have a pro forma market capitalization of approximately US$11,765,386 million, based on the closing price of the LBIX Shares on NASDAQ on the date of the Circular.

Selected Unaudited Pro Forma Consolidated Financial Information

The following selected unaudited pro forma consolidated financial information of Liquid has been derived from the unaudited pro forma consolidated financial statements of Liquid and LBIX after giving effect to the Arrangement as at and for the period ended February 28, 2018, included in Appendix C to this Circular. The unaudited pro forma consolidated financial statements of Liquid have been compiled from underlying financial statements of Liquid and LBIX prepared in accordance with IFRS to illustrate the effect of the Arrangement. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Liquid, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

The following selected unaudited pro forma financial information and the unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) of the results expected in future periods. You should read the unaudited pro forma consolidated financial information together with (i) the audited consolidated annual financial statements of Liquid for the years ended November 30, 2017, and 2016; (ii) the unaudited condensed consolidated interim financial statements of Liquid for the three months ended February 28, 2018 and 2017, and (iii) the audited consolidated annual financial statements of LBIX for the years ended February 28, 2018 and 2017.

See the unaudited pro forma consolidated financial statements of Liquid following completion of the Arrangement set forth in Appendix C to this Circular.

As at February 28, 2018(1)
Statement of Financial Position:

Cash and cash equivalents	5,750,182
Total current assets	7,306,942
Total assets	10,021,031

Total current liabilities	2,840,412
Total liabilities	3,141,412

Total equity	6,879,619
Total liabilities and equity	10,021,031

(1)	Totals may not sum due to rounding.

Year Ended February 28, 2018(1)
Statement of Income:

Revenues	595,049
Cost of Sales	294,424

Net income (loss) from continuing operations	(5,830,761)
Net loss from discontinued operations	(2,557,034)

Net Income (Loss) For the Period	(8,387,795)

(1)	Totals may not sum due to rounding.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Liquid as at February 28, 2018 after giving effect to the Arrangement.

	Number of	Share
	common shares	Capital
	#	$
Issued common shares at February 28, 2018

LBIX	2,802,412	31,305,247
LMG	11,221,905	2,779,400

Reverse take-over accounting	(11,221,905)	(31,305,247)
Shares issued for the acquisition	6,442,496	3,587,087
Debt settlement	398,851	510,530

Pro forma share capital	9,643,759	6,877,017

Principal Holders of Shares

Upon completion of the Arrangement, to the knowledge of LBIX and Liquid, no person will beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the outstanding common shares of the Combined Company, other than as set out in the table below.

Shareholder	Number of Shares	Percentage of Issued Capital(1)
Joshua Jackson	1,019,984	10.58%

(1)	Based on an expected 9,643,759 common shares issued and outstanding in the Combined Company after completion of the Arrangement.

Description of Share Capital

The share capital of LBIX will remain unchanged as a result of the completion of the Arrangement.

The authorized share capital of LBIX consists of up to 520,000,000 shares divided into 500,000,000 LBIX Shares and 20,000,000 preferred shares without par value of which 1,000,000 are designated as Series “A” Preferred Shares, 100 are designated as Series “B” Preferred Shares, 1,000,000 are designated as Series “C” Preferred Shares, 4,000,000 are designated as Series “D” Preferred Shares, and 4,000,000 are designated as Series “E” Preferred Shares (the “LBIX Preferred Shares”). As at the date hereof, there were 2,802,412 LBIX Shares outstanding and no LBIX Preferred Shares outstanding. All outstanding LBIX Shares have been duly authorized and validly issued, are fully paid and non-assessable. All securities of LBIX have been issued in compliance with all applicable laws.

In addition, as of the date of the Arrangement Agreement, 694,000 LBIX Shares are issuable on the exercise of LBIX Options. Under the terms of the Arrangement Agreement, it is a condition precedent in favour of LBIX that the 347,000 LBIX Options with an exercise price of $2.45 held by officers and directors of LBIX, including Mr. Gaglardi, be extended for a period of 12 months following the Effective Time, with 25% of such LBIX Options of each holder thereof vesting immediately following the Effective Time, with the remainder vesting 25% quarterly thereafter. On completion of the Arrangement, the Combined Company will continue to be eligible to issue options.

Dividends

The payment of dividends on the LBIX Shares following completion of the Arrangement will be at the discretion of the board of the Combined Company. LBIX has never declared or paid any cash dividends on the LBIX Shares and does not intend to pay any cash dividends on completion of the Arrangement, as it is anticipated that it will retain any future earnings for use in the development of the Combined Company’s business and for general corporate purposes.

Auditors of the Combined Company

BDO Canada LLP, the current auditors of LBIX, will be the auditors of the Combined Company following completion of the Arrangement.

GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY

Board of Directors

Following completion of the Arrangement, the board of directors of the Combined Company will initially be comprised of five directors, four of whom will be a nominee of Liquid and one of whom will be incumbent directors of LBIX. Three of the initial directors of the Combined Company will be independent.

The Combined Company’s board of directors will be divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office, which expire at the third succeeding general meeting. Any director whose term has expired is eligible for re-election, subject to Board approval.

The following table sets forth certain information regarding the individuals who will serve as directors of the Combined Company, including their place of residence, age, status as independent or non-independent, anticipated board committee memberships, the period of time for which each director has served as a director of LBIX or Liquid, as applicable, each director’s principal occupation, business or employment for the past five years, and the number of LBIX Shares and/or Liquid Shares beneficially owned by each director, directly or indirectly, or over which each director exercises control or direction, and the number of LBIX Options and Liquid Options held by, or credited to, each director, in each case, as of the date of the Arrangement Agreement. The Liquid Options will be cancelled upon closing of the Arrangement.

Krysanne Katsoolis	Principal Occupation: President of Liquid

Age: 52 New York, New York United States Liquid Director since March 13, 2013 Not independent	Biography: Ms. Katsoolis is an entertainment attorney and a member of the New York State Bar, with over 20 years’ experience specializing in film acquisition, financing, co-production and distribution. Ms. Katsoolis’ experience includes business and legal affairs at Miramax Films, and she is also a director of Waterproof Studios Inc. Ms. Katsoolis is a Fulbright Scholar with a Masters of Law Degree from Columbia University and a Bachelor of Arts and Bachelor of Laws from the University of Sydney.

Combined Company Board/Committee Membership
Board of Directors
Corporate Governance and Nominating Committee
Compensation Committee

LBIX Securities Held
Common Shares	Options
Nil	Nil

Liquid Securities Held
Common Shares	Options
390,000	400,000

Joshua Jackson	Principal Occupation: Actor

Age: 39 Los Angeles, California United States Liquid Director since January 24, 2014 Independent	Biography: Mr. Jackson is the Chairman of the Board of Liquid and of Waterproof Studios Inc.; Mr. Jackson is an actor, producer and director with over 20 years’ experience in the film industry. Mr. Jackson has won several awards and nominations for his film and television work, including a Genie for best actor and a “Screen Actors Guild” award. He has starred in Golden Globe winning show “The Affair”, “Dawson’s Creek” and “Fringe” with J.J Abrams as Director/Producer. As a 23-year member of the Screen Actors Guild and a 13 year member of the Directors Guild of America, Mr. Jackson has significant experience and a large network in the Hollywood business community.

Combined Company Board/Committee Membership
Board of Directors
Corporate Governance and Nominating Committee
Compensation Committee
Audit Committee

LBIX Securities Held
Common Shares	Options
Nil	Nil

Liquid Securities Held
Common Shares	Options
1,776,666	400,000

Daniel Cruz	Principal Occupation: Director and VP Corporate Finance of Liquid.
Age: 38
Vancouver, British Columbia Canada Liquid Director since May 1, 2017 Not independent	Biography: Mr. Cruz is an experience financial industry professional having worked for 12 years as an investment advisor where he gained experience in equity research, asset management, investor relations, corporate finance and venture capital. Mr. Cruz has a Bachelor’s degree in Economics from the University of Arizona.

Combined Company Board/Committee Membership
Board of Directors

LBIX Securities Held
Common Shares	Options
Nil	Nil

Liquid Securities Held
Common Shares	Options
206,000	300,000

Charles Brezer	Principal Occupation: Businessman and entrepreneur
Age: 38
Vancouver, British Columbia Canada Liquid Director since October 14, 2015 Independent	Biography: Mr. Brezer is an entrepreneur and businessman with over fifteen years of business experience. Mr. Brezer has experience in taking businesses from infancy to concept development to commercial growth. Mr. Brezer has completed the Canadian Securities Course.

Combined Company Board/Committee Membership
Board of Directors

LBIX Securities Held
Common Shares	Options
Nil	Nil

Liquid Securities Held
Common Shares	Options
212,000	400,000

R. Thomas Gaglardi	Principal Occupation: President of Northland Properties Corporation
Age: 50
Vancouver, British Columbia Canada Independent	Biography: As President of Northland Properties Corporation, Mr. Gaglardi oversees a hotel, real estate and restaurant businesses; he is Chairman and CEO of Sandman Hotels, Inns & Suites, Moxie’s Restaurants LP, Shark Clubs of
Canada, Inc. and Denny’s Restaurants of Canada.

Combined Company Board/Committee Membership
Board of Directors
Corporate Governance and Nominating Committee
Compensation Committee
Audit Committee

LBIX Securities Held
Common Shares	Options
419,125	Nil

Liquid Securities Held
Common Shares	Options
200,000	Nil

Executive Officers

Following completion of the Arrangement, the following individuals will serve as executive officers of the Combined Company.

Name, Municipality of Residence and Position with the Company	Principal Occupation for the Past Five Years
Krysanne Katsoolis New York, New York United States President	President and CEO of Liquid; Attorney.

Daniel Cruz Vancouver, British Columbia Canada VP Corporate Finance	Chief Financial Officer of Liquid; Investment Advisor.

Jesse Sutton New York, New York United States Chief Operating Officer	Chief Executive Officer of Majesco Entertainment.

After giving effect to the Arrangement, it is expected that the number of common shares of the Combined Company beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the proposed directors and officers of the Combined Company and their associates and affiliates, will be an aggregate of approximately 2,017,802 common shares of the Combined Company representing approximately 21.8% of the estimated outstanding common shares of the Combined Company following completion of the Arrangement on a non-diluted basis.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by Liquid and LBIX on their respective SEDAR profiles at www.sedar.com and under LBIX’s profile on EDGAR at www.sec.gov, and to the Plan of Arrangement, which is appended hereto as Appendix F.

On September 17, 2017, LBIX and Liquid entered into the Original Arrangement Agreement. As matters progressed and the transaction evolved, it became apparent that LBIX would have more cash available and that an adjustment of the exchange ratio to account for various transactions was appropriate. On January 14, 2018, LBIX and Liquid entered into the Arrangement Agreement, pursuant to which Liquid and LBIX agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, LBIX will acquire all of the issued and outstanding Liquid Shares. Upon completion of the Arrangement, each Liquid Shareholder (other than Dissenting Liquid Shareholders) will receive, in exchange for each Liquid Share, 0.5741 of a LBIX Share. The terms of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of the LBIX Board and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Liquid to LBIX and representations and warranties made by LBIX to Liquid. Those representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including a material adverse effect) that is different from that generally applicable to the public disclosure to Liquid Shareholders or LBIX Shareholders, as the case may be, or those standards used for the purpose of allocating risk between parties to an agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by LBIX in favour of Liquid relate to, among other things: (a) the due incorporation, existence and capacity to conduct business of LBIX; (b) the requisite power and authority of LBIX to enter into the Arrangement Agreement and perform its obligations thereunder and the binding nature of the Arrangement Agreement; (c) the absence of actions threatened against or affecting LBIX or any judgments that could affect the Arrangement or result in a Material Adverse Change in respect of LBIX; (d) the execution and delivery of the Arrangement Agreement and consummation of transactions contemplated thereby will not (i) violate any provision or law or LBIX constating documents, (ii) conflict with any performance required by a material agreement, (iii) or result in the material alteration in the terms of any material authority held by LBIX; (e) LBIX’s status as a Foreign Private Issuer; (f) the registration of LBIX Shares under the U.S. Exchange Act; (g) the listing of LBIX on NASDAQ; (h) the recommendation of the LBIX board with respect to the Transaction Resolutions and the LBIX board’s approval of the Arrangement Agreement; (i) the authorized share capital of LBIX; (j) the ownership interest of LBIX; (k) the absence of LBIX shareholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements and other commitments; (l) the conduct of LBIX’s business; (m) LBIX financial statements; (n) LBIX minute books and records; (o) the absence of suits, claims, actions or proceedings which involve LBIX Shares; (p) the absence of contracts with a non-competition obligation or otherwise restrictive covenant that materially affects the business of LBIX; (q) ownership of real property; (r) LBIX accounts receivable; (s)

absence of material obligations or liabilities in respect of any swap transactions or similar transactions; (t) the due filing of tax returns, the absence of tax-related claims and other tax-related matters; (u) the ordinary conduct of business and other bring-down representations since February 28, 2018; and (v) the amount that LBIX has in assets and liabilities as at the date of the Arrangement Agreement.

The representations and warranties provided by Liquid in favour of LBIX relate to, among other things: (a) the due incorporation, existence and capacity to conduct business of Liquid; (b) the requisite power and authority of Liquid to enter into the Arrangement Agreement and perform its obligations thereunder and the binding nature of the Arrangement Agreement; (c) the absence of actions threatened against or affecting Liquid or any judgments that could affect the Arrangement or result in a Material Adverse Change in respect of Liquid; (d) the execution and delivery of the Arrangement Agreement and consummation of transactions contemplated thereby will not (i) violate any provision or law or Liquid constating documents, (ii) conflict with any performance required by a material agreement, (iii) or result in the material alteration in the terms of any material authority held by Liquid; (e) Liquid’s status as a Foreign Private Issuer; (f) the absence of a requirement with respect to the registration of Liquid Shares under the U.S. Exchange Act; (g) the absence of any proceeding with respect to Liquid under Section 12(j) of the U.S. Exchange Act; (h) the recommendation of the Liquid board with respect to the Transaction Resolutions and the Liquid board’s approval of the Arrangement Agreement; (i) the authorized share capital of Liquid; (j) the ownership interest of Liquid; (k) the absence of Liquid shareholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements and other commitments, other than a voting agreement; (l) the conduct of Liquid’s business; (m) Liquid financial statements; (n) Liquid minute books and records; (o) the absence of suits, claims, actions or proceedings which involve Liquid Shares; (p) ownership of real property; (q) Liquid accounts receivable; (r) absence of material obligations or liabilities in respect of any swap transactions or similar transactions; (s) the due filing of tax returns, the absence of tax-related claims and other tax-related matters; and (t) the ordinary conduct of business and other bring-down representations since November 30, 2016.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived in whole or in part with the mutual consent of Liquid and LBIX:

•	the Arrangement Resolution shall have been approved and adopted by the Liquid Shareholders at the Liquid Meeting in accordance with the Interim Order;

•	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to LBIX or Liquid, acting reasonably, on appeal or otherwise;

•	the Transaction Resolution shall have been approved by the LBIX Shareholders;

•	there shall not exist any prohibition at law, including any final, non-appealable cease trade order, injunction or other prohibition or order of any Governmental Entity of competent jurisdiction, which shall restrain, enjoin, make illegal or otherwise prohibit or prevent the consummation of the Arrangement

•	LBIX shall continue to be a Foreign Private Issuer and not required to be registered under the US Investment Company Act;

•	the distribution of the LBIX Shares, as contemplated in the Plan of Arrangement, in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act and except with respect to persons deemed “affiliates” under such enactment, the LBIX Shares, as contemplated in the Plan of Arrangement, to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under such enactment;

•	the distribution of the LBIX Shares, as contemplated in the Plan of Arrangement, in Canada pursuant to the Arrangement shall be exempt from registration and prospectus requirements of applicable Canadian securities legislation;

•	there shall not be in force any law, ruling, order or decree that makes it illegal or restrains, or enjoins or prohibits the consummation of the transactions contemplated by the Arrangement Agreement and the Arrangement; and

•	the Arrangement Agreement shall not have been terminated.

Additional Conditions in Favour of LBIX

The obligations of LBIX to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of LBIX and may be waived by LBIX in whole or in part at any time):

•	the 347,000 stock incentive options in LBIX with an exercise price of $2.45 held by officers or directors of LBIX are extended for a period of 12 months following the Effective Time, with 25% of such options of each holder thereof vesting immediately following the Effective Time, with the remainder vesting 25% quarterly thereafter;

•	all of the existing directors and officers of LBIX immediately prior to the Effective Time shall have received a general release and indemnity from LBIX on terms satisfactory to such directors and officers;

•	LBIX shall be reasonably satisfied that, immediately prior to the Effective Date, all of the outstanding Liquid Options shall have been cancelled or shall otherwise have ceased to exist or represent a liability or obligation of Liquid;

•	LBIX shall be reasonably satisfied that, within thirty (30) days of the date of the Arrangement Agreement and in any event prior to the record date for Liquid Shareholders regarding entitlement to notice of and to vote at the Liquid Meeting, each certain Liquid shareholders have entered into a voting agreement with LBIX in a form satisfactory to LBIX in its sole discretion;

•	the representations and warranties of Liquid contained in the Arrangement Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a material adverse effect on Liquid or prevent or delay the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement to be completed on the Effective Date;

•	LBIX shall be reasonably satisfied that, as of the Effective Date, Liquid continues to holds at least 51% of the total outstanding share capital of Majesco, two of the three directors on the Majesco board have been designated by Liquid, and all that documents contemplated in relation to the Majesco acquisition continue to remain in full force and effect;

•	the representations and warranties made in Article II of the share purchase agreement concerning Liquid’s acquisition of Majesto (the “Majesco Agreement”) shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date, and the covenants and agreements contained in the Majesco Agreement to be performed by Majesco have been fully performed;

•	Donohoe Advisory Associates LLC shall be reasonably satisfied in its sole discretion that, as of the Effective Date, there are adequate funds committed under the Liquid Financing such that LBIX and/or Liquid has sufficient capital and/or capital commitments as to satisfy the requirements for the listing and posting for trading on NASDAQ of the LBIX Shares; and

•	Liquid shall have complied with its obligations under the Arrangement Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a material adverse effect on Liquid or prevent or delay the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement to be completed on the Effective Date.

Additional Conditions in Favour of Liquid

The obligations of Liquid to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of Liquid and may be waived by Liquid in whole or in part at any time):

•	LBIX shall have no less than CDN$250,000 from its current cash and prepaid expenses and shall conduct its business and affairs in the normal course and in accordance with its rights and obligations under the Arrangement Agreement;

•	The contingency fund set out in the Arrangement Agreement shall not have been reassigned for any other purpose than set out therein;

•	Any receivables collected by LBIX related to the lease set out in the Arrangement Agreement shall have been pooled and not have been spent for any purpose other than costs and expenses in relation to such lease;

•	the representations and warranties of LBIX contained in the Arrangement Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a material adverse effect on LBIX or prevent or delay the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement to be completed on the Effective Date; and

•	LBIX shall have complied with its obligations under the Arrangement Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a material adverse effect on LBIX or prevent or delay the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement to be completed on the Effective Date.

Covenants

In the Arrangement Agreement, each of Liquid and LBIX has agreed to certain covenants, including customary affirmative and negative covenants relating to the operation of their respective businesses, and using commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement.

Covenants of Liquid Relating to the Arrangement

Liquid has agreed to:

•	subject to obtaining the Interim Order, convene the Liquid Meeting for the approval of the Arrangement and other matters incidental to the Arrangement;

•	perform all such other acts and do such things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, use its best efforts to apply for and obtain:

•	the Interim Order;

•	the Final Order;

•	approval of the Arrangement from the Liquid Shareholders; and

•	such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement;

•	use all reasonable efforts to cause each of the conditions precedent set forth in the Arrangement Agreement to be complied with, on or before the Effective Date; and

•	ensure that the Liquid Circular will not contain an untrue statement of a material fact concerning Liquid and will not omit to state a material fact concerning Liquid that is required to be stated or that is necessary in order to render a statement contained therein not misleading in the light of the circumstances in which it was made.

Covenants of LBIX Relating to the Arrangement

LBIX has agreed to:

•	be solely responsible for all of its outstanding and subsequent professional fees associated with negotiating and closing the Arrangement and the transactions contemplated therein, such costs and expenses, including legal and accounting fees, are estimated to be CDN$225,000 as of the date of the Arrangement Agreement;

•	apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on NASDAQ of the LBIX Shares, subject only to the satisfaction by Liquid and LBIX of customary post-closing conditions imposed by NASDAQ in similar circumstances;

•	apply for directors’ and officers’ insurance policies for the incoming directors and officers following completion of the Arrangement.

•	convene the LBIX Meeting for the approval of the Transaction Resolution and other matters incidental to the Arrangement;

•	perform all such other acts and do such things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement. Without limiting the generality of the foregoing, LBIX shall:

•	effective as of the Effective Time, cause LBIX to change its name to Liquid Media Group Ltd. or such other name approved by Liquid and approved by the British Columbia registrar and NASDAQ;

•	use reasonable commercial efforts to obtain, prior to the Effective Date, written resignations, effective as of the Effective Time, from officers of LBIX specified by Liquid; and

•	in accordance with the certificates governing the terms and conditions of the Liquid Warrants, issue to each holder of a Liquid Warrant outstanding immediately prior to the Effective Time upon the exercise of such holder’s Liquid Warrants, in lieu of each Liquid Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, the number of LBIX Shares equal to the product of: (i) the number of Liquid Shares subject to such Liquid Warrant immediately prior to the Effective Time; and (ii) 0.5741. Each Liquid Warrant shall continue to be governed by and be subject to the terms of the certificate governing the terms and conditions of such Liquid Warrant;

•	use all reasonable efforts to cause each of the conditions precedent set forth in the Arrangement Agreement to be complied with, on or before the Effective Date;

•	on or prior to the Effective Date, waive, suspend the operation of, or otherwise render the LBIX Shareholder Rights Plan inoperative or ineffective as regards to the Plan of Arrangement; and

•	ensure that the LBIX Circular and Liquid Circular will not contain an untrue statement of a material fact concerning LBIX and will not omit to state a material fact concerning LBIX that is required to be stated or that is necessary in order to render a statement contained therein not misleading in the light of the circumstances in which it was made.

Liquid has waived the requirement that Liquid shall, effective as of the Effective Time, cause the board of directors of LBIX to consist of four directors, three of which shall be designated by Liquid and the fourth shall be Thomas Gaglardi. It is intended that the Combined Company will have five directors as set out above in “Governance and Management of the Combined Company – Board of Directors”.

Covenants of Liquid Regarding the Conduct of Business

Liquid agreed that it shall, and shall cause its subsidiary to, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated, unless LBIX shall otherwise agree in writing, or except as is otherwise expressly permitted or as otherwise required by law:

•	not merge into or with or amalgamate or consolidate with or enter into any other corporate reorganization with any other person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated by the Arrangement Agreement or would render inaccurate in any material way any of the representations and warranties set forth in the Arrangement Agreement if such representations and warranties were made at a date subsequent to such act, negotiation or transaction and all references to the date of the Arrangement Agreement were deemed to be such later date;

•	conduct its business only in, not take any action except in, and maintain its properties and facilities in, the ordinary course of business consistent with past practice;

•	not amend or propose to amend its articles or by-laws;

•	ensure that, immediately prior to the Effective Time, subject to the additional offering of securities by Liquid under terms mutually agreed upon between the parties, (i) there are issued and outstanding only 11,221,905 Liquid Shares; (ii) there are no Liquid Shares issuable pursuant to Liquid Options; (iii) there are not more than 2,835,847 Liquid Shares issuable pursuant to Liquid Warrants; and (iv) there are issued and outstanding not more than 3,913,894 Liquid Preferred Shares;

•	not split, consolidate, combine or reclassify any class of securities or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to any class of securities;

•	not redeem, purchase or offer to purchase any securities;

•	not to amend any stock option plan or adopt any other bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

•	use its commercially reasonable efforts to preserve intact the business and the goodwill of Liquid, Majesco and Waterproof, and to keep available the services of the officers and employees of Liquid, Majesco and Waterproof;

•	not to take any action that would render, or that may reasonably be expected to render, any representation or warranty (except any representation and warranty which speaks solely as of a date prior to the occurrence of such action) made by it in the Arrangement Agreement untrue at any time prior to the Effective Time;

•	promptly notify LBIX of any change that could have a material adverse effect;

•	not repay any outstanding indebtedness in excess of an amount of CDN$25,000 except such indebtedness disclosed in the Liquid Financial Statements;

•	not make capital expenditures from the date hereof to the Effective Date;

•	not incur any new indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

•	not amend any tax returns or settle or compromise any material federal, national, provincial, foreign, state or local tax liability;

•	not reduce the stated capital of the shares of Liquid;

•	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution;

•	not pay, discharge, satisfy or settle any claims, liabilities or obligations other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Liquid Financial Statements;

•	not authorize, recommend or propose any release or relinquishment of any contractual right;

•	not enter into any interest rate, currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

•	not, except as required by Canadian GAAP or any applicable laws, make any changes to the existing accounting practices of Liquid or make any tax election inconsistent with past practice;

•	not increase the remuneration or benefits payable or to become payable to its directors, officers or, except as required pursuant to an existing contractual obligation, employees (whether from Liquid or its subsidiary); or enter into or modify any employment, retention, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, retention, severance or termination pay to, any member of its board of directors, officer or employee of Liquid or its subsidiary;

•	not waive, release, assign, settle or compromise any legal actions or any claim or liability other than in the ordinary course of business consistent with past practice; or

•	not agree or commit to do any of the foregoing.

Covenants of LBIX Regarding the Conduct of Business

LBIX has agreed that it shall, and shall cause any subsidiaries to, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Liquid shall otherwise agree in writing, or except as is otherwise expressly permitted or as otherwise required by law:

•	LBIX will not merge into or with or amalgamate or consolidate with or enter into any other corporate reorganization with any other person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated by the Arrangement Agreement or would render inaccurate in any material way any of the representations and warranties set forth in the Arrangement Agreement if such representations and warranties were made at a date subsequent to such act, negotiation or transaction and all references to the date of the Arrangement Agreement were deemed to be such later date, except as contemplated in the Arrangement Agreement or as otherwise approved by Liquid;

•	conduct its business only in, not take any action except in, and maintain its properties and facilities in, the ordinary course of business consistent with past practice;

•	not amend or propose to amend its articles or by-laws;

•	ensure that, immediately prior to the Effective Time, (i) there are issued and outstanding only 2,802,412 LBIX Shares; (ii) there are not more than 694,000 LBIX Shares issuable pursuant to LBIX Management Options; and (iii) there are not more than 25,000 LBIX Shares issuable pursuant to LBIX Warrants;

•	not split, consolidate, combine or reclassify any class of securities or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to any class of securities;

•	not redeem, purchase or offer to purchase any securities;

•	not to amend any stock option plan or adopt any other bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

•	to maintain insurance on and in respect of the property and assets owned or leased by LBIX and any subsidiaries in like kind to, and in an amount not less than the amount of, insurance in respect of such property and assets in effect on the date hereof;

•	use its commercially reasonable efforts to preserve intact the business and the goodwill of LBIX, to keep available the services of the officers and employees of LBIX;

•	not to take any action that would render, or that may reasonably be expected to render, any representation or warranty (except any representation and warranty which speaks solely as of a date prior to the occurrence of such action) made by it in the Arrangement Agreement untrue at any time prior to the Effective Time;

•	promptly notify Liquid of any change that could have a material adverse effect;

•	not repay any outstanding indebtedness in excess of an amount of CDN$25,000 except such indebtedness disclosed in the LBIX Financial Statements;

•	not make capital expenditures from the date hereof to the Effective Date;

•	not incur any new indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

•	not amend any tax returns or settle or compromise any material federal, national, provincial, foreign, state or local tax liability;

•	not reduce the stated capital of the shares of LBIX;

•	not adopt a plan or resolutions providing for dissolution;

•	not pay, discharge, satisfy or settle any claims, liabilities or obligations other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the LBIX Financial Statements;

•	not authorize, recommend or propose any release or relinquishment of any contractual right;

•	not enter into any interest rate, currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

•	not, except as required by U.S. GAAP or any applicable laws, make any changes to the existing accounting practices of LBIX or make any tax election inconsistent with past practice;

•	not increase the remuneration or benefits payable or to become payable to its directors, officers or, except as required pursuant to an existing contractual obligation, employees (whether from LBIX or any subsidiaries); or enter into or modify any employment, retention, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, retention, severance or termination pay to, any member of its board of directors, officer or employee of LBIX or any subsidiaries;

•	not waive, release, assign, settle or compromise any legal actions or any claim or liability other than in the ordinary course of business consistent with past practice; or

•	not agree or commit to do any of the foregoing.

Additional Covenants

Without limiting the generality of the foregoing:

•	Liquid and LBIX agreed to retain, at Liquid’s cost, Donohoe Advisory Associates LLC to advise and assist in preparing the application to NASDAQ for the listing and posting for trading on NASDAQ of the Combined Company shares;

•	Prior to the Effective Time, LBIX agreed to obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of LBIX’s existing directors’ and officers’ insurance policies and LBIX’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from LBIX’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as LBIX’s current D&O Insurance carriers with respect to directors’ and officers’ insurance policies in an amount and scope at least as favorable as the D&O Insurance; and

•	LBIX agreed to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of LBIX and any subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time in certain circumstances, including, as follows:

•	If any of the conditions contained in the Arrangement Agreement are not fulfilled or performed on or before the Effective Date, the party not responsible to fulfill or perform any such condition may terminate the Arrangement Agreement by notice to the other party, as the case may be, in writing, and in such event, Liquid or LBIX, as the case may be, shall be released from all obligations under the Arrangement Agreement, all rights of specific performance by the parties shall terminate and the other party shall also be released from all obligations hereunder.

•	The Arrangement Agreement may, at any time before or after the holding of the Liquid Meeting and LBIX Meeting, but no later than the Effective Date, be terminated by agreement in writing executed by Liquid and LBIX without further action on the part of either of the Liquid Shareholders or LBIX Shareholders.

Upon the termination of the Arrangement Agreement, neither party shall have any liability or further obligation to the other party.

Expenses

Except as otherwise provided in the Arrangement Agreement, each party will be responsible for all of its own expenses, legal and other professional fees, disbursements, and all other costs incurred in connection with the negotiation, preparation, execution, and delivery of the Arrangement Agreement and all documents and instruments relating hereto and the consummation of the transactions contemplated by the Arrangement Agreement.

Amendment

The Arrangement Agreement may, at any time and from time to time, before and after the holding of the Meetings, but not later than the Effective Date, be amended or varied by written agreement of Liquid and LBIX, subject to subject to the Interim Order, the Final Order and applicable law, without further notice to or authorization on the part of the Liquid Shareholders and LBIX Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for the performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant to the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties contained in the Arrangement Agreement;

(d)	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement; and/or

(e)	amend the steps comprising the Arrangement.

The Plan of Arrangement may be amended, modified or supplemented in accordance with Section 6.1 of the Plan of Arrangement.

REGULATORY MATTERS

Canadian Securities Law Matters

Qualification and Resale of LBIX Shares

The LBIX Shares to be issued in exchange for Liquid Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute “control distributions”, LBIX Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada.

United States Securities Law Matters

The following discussion is only a general overview of certain requirements of U.S. federal securities laws that may be applicable to the holders of LBIX Shares. All holders of such securities are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. federal and state securities laws.

Exemption from U.S. Registration

The LBIX Shares issuable under the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on June 6, 2018 and, subject to the approval of the Arrangement Resolution by Liquid Shareholders, and the approval of the LBIX Transaction Resolution by the LBIX Shareholders, a hearing for a final order approving the Arrangement will be held on July 13, 2018 by the Court. See “The Arrangement – Court Approval and Completion of the Arrangement”. All Liquid Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the LBIX Shares issued in connection with the Arrangement.

The LBIX Shares to be received by Liquid Shareholders upon completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of LBIX at the time of such resale or who have been affiliates of LBIX within 90 days before such resale. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Stock Exchange Approvals

The LBIX Shares currently trade on NASDAQ under the symbol “LBIX”. LBIX has applied to NASDAQ to list the LBIX Shares issuable under the Arrangement.

On January 23, 2018, LBIX received notice from the NASDAQ Staff indicating that LBIX no longer complied with the Rule, due to LBIX’s non-compliance with the minimum $2.5 million stockholders’ equity requirement as of November 30, 2017. LBIX was granted a 45-day period to submit a plan to regain compliance with the Rule. In response to LBIX’s plan, on March 23, 2018, the NASDAQ Staff granted LBIX an extension of time to regain compliance with the Rule. The terms of the extension require that, on or before July 23, 2018, LBIX must submit an application for the listing of the post-Arrangement entity on NASDAQ, satisfy all applicable initial listing standards at the time of the business combination, and otherwise obtain NASDAQ’s approval to list the securities of the post-Arrangement entity on NASDAQ. LBIX believes that upon closing the post- Arrangement entity will satisfy all applicable requirements for initial listing on NASDAQ; however, if LBIX is unable to complete the Arrangement or, if LBIX is able to complete the Arrangement but the Combined Company does not satisfy all criteria for initial listing on NASDAQ, then LBIX would be subject to delisting from NASDAQ. In such event, LBIX would be entitled to request a hearing before a NASDAQ Hearings Panel, which request would stay any suspension or delisting action by NASDAQ until the hearing process was fully concluded.

Other Regulatory Matters

Liquid is currently a reporting issuer in British Columbia and Alberta. Following completion of the Arrangement, it is expected that and Liquid will make an application to cease to be a reporting issuer under applicable Securities Laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, in respect of the Arrangement generally applicable to a beneficial owner of Liquid Shares who, for the purposes of the Tax Act, and at all relevant times: (i) holds their Liquid Shares, as well as LBIX Shares to be received under the Arrangement, as capital property, and (ii) deals at arm’s length, and is not affiliated, with Liquid or LBIX for the purposes of the Tax Act. Persons meeting such requirements are referred to as a “Holder” or as “Holders” in this section, and this summary only addresses Holders.

Liquid Shares and LBIX Shares generally will be considered to be capital property to a Holder for the purposes of the Tax Act unless they are held in the course of carrying on a business of buying and selling securities, or are acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder who acquired Liquid Shares pursuant to an employee stock option plan. In addition, this summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules contained in the Tax Act; (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); (d) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; or (e) that has entered into or will enter into, a “derivative forward agreement” (as defined in the Tax Act) in respect of the Liquid Shares or LBIX Shares. This summary also does not address the income tax considerations of the Arrangement to Liquid Optionholders.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary is based on the facts set out in this Circular, the current provisions of the Tax Act and counsel’s understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date of this document. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction, any of which may differ significantly from the Canadian federal income tax considerations described herein.

In addition, this summary does not address the tax considerations relevant to Liquid Shareholders who acquired their shares on the exercise of an employee stock option. Such Liquid Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Holder. Holders should consult their own tax advisors to determine the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to them.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, at all relevant times, is resident, or deemed to be resident, in Canada for the purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders whose

Liquid Shares or LBIX Shares might not otherwise qualify as capital property may be entitled to have such shares, and all other “Canadian securities” (as defined in the Tax Act) owned by them in the taxation year and any subsequent taxation year, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Resident Holders considering making such an election should consult their own tax advisors for advice as to whether the election is available or advisable in their own particular circumstances. Where a Resident Holder makes an election with LBIX under section 85 of the Tax Act, as described below, the LBIX Shares received will not be “Canadian securities” to such holder and will not be deemed to be capital property under subsection 39(4) of the Tax Act.

Exchange of Liquid Shares for the Consideration – No Section 85 Election

As part of the Arrangement, each Liquid Share will be exchanged for 0.5741 of a LBIX Share.

A Resident Holder whose Liquid Shares are exchanged for LBIX Shares pursuant to the Arrangement, and who does not make a valid Tax Election (as defined below) jointly with LBIX with respect to the exchange, will be considered to have disposed of their Liquid Shares for proceeds of disposition equal to the aggregate fair market value, as at the time of the exchange, of the LBIX Shares so acquired by the Resident Holder. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Liquid Shares immediately before the exchange. See “Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The aggregate cost to the Resident Holder of the LBIX Shares acquired on the exchange will equal the fair market value of such LBIX Shares as at the time of the exchange. If the Resident Holder separately owns other LBIX Shares as capital property at that time, for the purposes of determining the adjusted cost base of all LBIX Shares owned by the Resident Holder as capital property immediately after the exchange the cost of such LBIX Shares will be determined by averaging the cost of the LBIX Shares acquired on the exchange with the adjusted cost base of those other LBIX Shares.

Exchange of Liquid Shares for the Consideration – Section 85 Election

The following applies to a Resident Holder who is an “Eligible Holder”. An Eligible Holder is a beneficial owner of Liquid Shares who is (i) resident in Canada for the purposes of the Tax Act and is not exempt from tax under Part I of the Tax Act, or (ii) a partnership, any member of which is resident in Canada for the purposes of the Tax Act (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act). An Eligible Holder who elects pursuant to section 85 of the Tax Act may obtain a full or partial tax deferral in respect of the disposition of Liquid Shares as a consequence of a filing with the CRA (and, where applicable, with a provincial tax authority) of an election (the “Tax Election”) under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act provided all members of the partnership jointly elect, (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Eligible Holder and LBIX. The amount specified in the Tax Election as the proceeds of disposition of the Eligible Holder’s Liquid Shares must be an amount (the “Elected Amount”) which is not less than the greater of:

(i)	the lesser of the adjusted cost base to the Eligible Holder of such Liquid Shares and the fair market value of such Liquid Shares at the time of disposition; or

(ii)	the fair market value of any consideration (other than any shares of the capital stock of the corporation received as a result of such disposition.

The Elected Amount may not be greater than the fair market value of such Liquid Shares at the time of the disposition.

An Elected Amount which does not comply with these limitations will automatically be adjusted under the

Tax Act so that it is in compliance. Where a valid Tax Election is filed:

(iii)	Liquid Shares that are the subject of the Tax Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsection 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Liquid Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder. Subject to such limitations, to the extent that the Elected Amount in respect of such Liquid Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or a capital loss). See “Taxation of Capital Gains and Capital Losses” below.

(iv)	The aggregate cost to the Eligible Holder of the LBIX Shares received will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate fair market value of cash received from LBIX as a result of the disposition. The adjusted cost base of such LBIX Shares received will be determined by averaging the adjusted cost base of such LBIX Shares with the adjusted cost base of any other LBIX Shares held by the Eligible Holder at that time as capital property.

LBIX has agreed to make a Tax Election pursuant to subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

A Section 85 Tax Election Instruction Letter providing certain instructions on how to complete the Tax Election forms will accompany the Letter of Transmittal. Eligible Holders will be entitled to electronically submit the information required to prepare the Tax Election forms through a special purpose secure website made available by LBIX that will assist in the preparation of the Tax Election forms for filing with the CRA and any applicable provincial taxation authority.

In order to make an election, an Eligible Holder must provide all the necessary information in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter and must complete the Tax Election form in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter on or before 90 days after the Effective Date. The information required to complete the Tax Election form will include the number of Liquid Shares transferred, the consideration received and the applicable Elected Amount for the purposes of the election. Subject to the information being in compliance with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the Tax Election containing the information provided will be signed by LBIX and returned to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Each Eligible Holder is solely responsible for ensuring the Tax Election form is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required deadline.

LBIX will make a Tax Election only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Neither LBIX nor Liquid will be responsible for the proper completion or filing of any Tax Election form and the Eligible Holder will be solely responsible for the payment of any late filing penalty. LBIX agrees only to execute any Tax Election form received by LBIX within 90 days of the Effective Date and which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to return such Tax Election form to the Eligible Holder for filing with the CRA (and any applicable provincial tax authority). At its sole discretion, LBIX may accept and execute a Tax Election form that is not submitted through the secure website within the

90 day period; however, no assurances can be given that LBIX will do so. Accordingly, all Eligible Holder who wish to make a joint Tax Election with LBIX should give their immediate attention to this matter. With the exception of execution of the Tax Election form by LBIX, compliance with the requirements for a valid Tax Election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither LBIX, Liquid nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter, to properly complete any Tax Election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and where applicable the provincial tax authorities) to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the Tax Election form must be received by such tax authorities on or before the day that is the earliest of the days on or before which either LBIX or the Eligible Holder is required to file a Canadian income tax return for the taxation year in which the disposition occurs. LBIX’s 2018 taxation year is scheduled to end on February 28, 2019, although LBIX’s taxation year could end earlier as a result of an event such as an amalgamation or change of control, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, LBIX agrees only to execute Tax Election forms of Eligible Holders that have been prepared in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter through the secure website within 90 days of the Effective Date and which comply with the provisions of the Tax Act.

Any Eligible Holder who does not ensure that a Tax Election form has been prepared in accordance with the procedures set out in the Section 85 Tax Election Instruction Letter through the secure website on or before 90 days after the Effective Date will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into a Tax Election with LBIX should give their immediate attention to this matter. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the Tax Election. Eligible Holders wishing to make the Tax Election should consult their own tax advisors. An Eligible Holder who does not make a valid Tax Election may realize a taxable capital gain. The comments herein with respect to the Tax Election are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Dividends on LBIX Shares

Dividends received or deemed to be received on LBIX Shares by a Resident Holder who is an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from “taxable Canadian corporations”, as defined in the Tax Act. A dividend will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends”, as defined in the Tax Act, paid by taxable Canadian corporations, to the extent that such dividend is designated by LBIX as an eligible dividend in accordance with the provisions of the Tax Act.

A Resident Holder that is a corporation will include dividends received or deemed to be received on LBIX Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of a disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

Certain corporations, including “private corporations” and “subject corporations”, as such terms are defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 38 1/3% of the dividends received or deemed to be received on LBIX Shares to the extent that such dividends are deductible in computing taxable income.

Taxable dividends received by an individual or a trust, other than certain specified trusts, may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

Dispositions of LBIX Shares

The disposition or deemed disposition of LBIX Shares by a Resident Holder (other than to LBIX) will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the shares so disposed of immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for that taxation year. One-half of any capital loss (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules of the Tax Act. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, the amount of any capital loss realized upon the disposition of a Liquid Share or LBIX Share may be reduced by certain dividends previously received or deemed to have been received by the Resident Holder on such share, all to the extent and under the circumstances prescribed by the Tax Act. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns such shares.

Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Dissenting Resident Holders

Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Canadian-controlled Private Corporations

A Resident Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2⁄3% on certain investment income, including interest, net taxable capital gains and any dividends or deemed dividends that are not deductible in computing taxable income.

Eligibility For Investment

Based on the current provisions of the Tax Act, the LBIX Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account (“TFSA”) (each as defined in the Tax Act), at any particular time, provided that, at that time, the LBIX Shares are listed on a “designated stock exchange” or LBIX is a “public corporation” (each as defined in the Tax Act).

Notwithstanding that LBIX Shares may be qualified investments for a trust governed by a RRSP, RRIF or TFSA, the annuitant under an RRSP or RRIF, or the holder of a TFSA, as the case may be, will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in the Tax Act). The LBIX Shares will generally not be a “prohibited investment” for a trust governed by a TFSA, RRSP or RRIF provided that (i) the holder of the TFSA or the annuitant under the RRSP or the RRIF, as the case may be, deals at arm’s length with LBIX for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in LBIX or (ii) the LBIX Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RRSP or RRIF. An annuitant under the RRSP or RRIF, or a holder of a TFSA should consult its own tax advisor in this regard.

Holders Not Resident in Canada

The following portion of the summary is applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold, and is not deemed to use or hold, their Liquid Shares or LBIX Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of Liquid Shares for LBIX Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on the exchange of Liquid Shares for LBIX Shares unless the Liquid Shares constitute “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, a Liquid Share will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition provided that such share is listed on a designated stock exchange at that time, unless at any time during the 60-month period immediately preceding that time: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Liquid; and (b) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). Liquid Shares may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances. Non-Resident Holders whose Liquid Shares are “taxable Canadian property” are advised to consult their own tax advisors with respect to the Arrangement.

Disposition of LBIX Shares

Any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of LBIX Shares acquired pursuant to the Arrangement will not be subject to tax under the Tax Act unless such shares constitute “taxable Canadian property” of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.

See the discussion above regarding the description of “taxable Canadian property”.

Dividends on LBIX Shares

Dividends paid or credited, or deemed to be paid or credited, on LBIX Shares to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends unless the rate is reduced by an applicable income tax convention or treaty. For example, under the Canada-United States Tax Convention (1980), as amended, where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for the purposes of, and who is entitled to the benefits in accordance with the provisions of, such convention, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Dissenting Non-Resident Holders

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Arrangement and to the ownership and disposition of LBIX Shares received pursuant to the Arrangement. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Treasury Regulations”), judicial authorities, the Canada-U.S. income tax treaty, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and LBIX has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any conversion into Liquid Shares or LBIX Shares of any notes, debentures or other debt instruments;

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving restricted share units, deferred share units, or any rights to acquire Liquid Shares or LBIX Shares, including the Liquid Options; and

•	any transaction, other than the Arrangement, in which Liquid Shares or LBIX Shares are acquired.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder or Non-U.S. Holder in light of such U.S. Holder’s or Non-U.S. Holder’s circumstances. In particular, this discussion only deals with U.S. Holder or Non-U.S. Holder that hold Liquid Shares and LBIX Shares, as applicable, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

•	securities broker-dealers;

•	persons that hold Liquid Shares or LBIX Shares as part of a hedging or integrated financial transaction or a straddle;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Liquid Shares or LBIX Shares;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	banks, thrifts, mutual funds and other financial institutions;

•	insurance companies;

•	traders that have elected a mark-to-market method of accounting;

•	tax-exempt organizations and pension funds;

•	persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding shares of Liquid or who will own immediately following the Arrangement, directly, indirectly or by attribution, 5% or more of LBIX;

•	PFICs or “controlled foreign corporations” (“CFCs”);

•	Non-U.S. Holders that are or previously were engaged in the conduct of a trade or business in the United States;

•	Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Arrangement and who satisfy certain other conditions;

•	U.S. Holders liable for alternative minimum tax or the “Medicare” tax on net investment income; and

•	persons who hold Liquid Options or persons who received their Liquid Shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

It is assumed for purposes of this summary that each of Liquid and LBIX is not, has not at any time been, and will not be following the consummation of the Arrangement a “controlled foreign corporation” as defined in section 957(a) of the Code. This summary further assumes that Liquid has never been treated as a U.S. domestic corporation pursuant to section 897(i) of the Code.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Liquid Shares or LBIX Shares, as the case may be, who is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

A “Non-U.S. Holder” means any person who is a beneficial owner of Liquid Shares or LBIX Shares, as the case may be, and who is not a U.S. Holder or a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes. If a partnership holds Liquid Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Liquid Shares should consult their own tax advisers regarding the specific tax consequences of the Arrangement and of the ownership and disposition of LBIX Shares.

PFIC Assumptions Regarding Liquid and LBIX

Although Liquid believes that it currently is a “passive foreign investment company” as defined in Section 1297 of the Code (“PFIC”) for United States federal income tax purposes, it has not undertaken the analysis to reach a firm conclusion as to its PFIC status and it is not certain whether Liquid has been a PFIC in past years. The determination of whether Liquid is or has been a PFIC for any taxable year is made on an annual basis and is based on the types of income earned and the types and value of the corporation’s assets from time to time, all of which are subject to change. In addition, this analysis depends, in part, on the application of complex United States federal income tax rules, which are subject to differing interpretations. As a result, whether Liquid is, has been, or will be a PFIC for the current or any subsequent taxable year cannot be predicted with certainty and there can be no assurance that the IRS will not challenge any determination made by Liquid concerning their PFIC status.

LBIX believes that it was not a PFIC in the prior year, and will not be a PFIC for the current taxable year. In the event such position proves to be inaccurate, the following summary may not apply and material adverse United States federal income tax consequences may result to U.S. Holders as a result of holding LBIX Shares. For information concerning the possible impact of PFIC status, see “Passive Foreign Investment Company Considerations,” below.

Holders of Liquid Shares are urged to consult their own tax advisers regarding the tax consequences of the Arrangement and of the ownership and disposition of LBIX Shares received pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

U.S. Holders

Exchange of Liquid Shares for LBIX Shares Pursuant to the Arrangement

Reorganization Treatment

The exchange of Liquid Shares for LBIX Shares pursuant to the Arrangement (the “Exchange”), may qualify as a tax-deferred reorganization under Section 368(a) of the Code (a “Reorganization”). Liquid expects that the Exchange will qualify as a Reorganization. However, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Exchange.

If the Exchange qualifies as a Reorganization, and subject to the assumptions, limitations and qualifications referred to herein and the PFIC rules, discussed below, the Exchange would result in the following United States federal income tax consequences to U.S. Holders:

•	No gain or loss will be recognized upon the receipt of LBIX Shares in the exchange, except that any gain realized on the exchange will be recognized to the extent of any cash received.

•	The aggregate tax basis of the LBIX Shares that a U.S. Holder of Liquid Shares receives in exchange for its Liquid Shares, including fractional shares for which cash is ultimately received, will be the same as the aggregate tax basis of its Liquid Shares exchanged, decreased by the amount of cash received by such U.S. Holder in lieu of a fractional LBIX Share and increased by the amount of gain (if any) recognized by such U.S. Holder in the Arrangement.

•	The holding period for LBIX Shares received in the Arrangement will include the U.S. Holder’s holding period for the Liquid Shares surrendered pursuant to the Arrangement.

•	If a U.S. Holder acquired different blocks of Liquid Shares at different times or at different prices, such U.S. Holder’s tax basis and holding period in its LBIX Shares may be determined with reference to each block of Liquid Shares exchanged.

Taxable Exchange Treatment

Subject to the PFIC rules, discussed below, if the Exchange fails to qualify as a Reorganization, the Exchange would constitute a taxable disposition of Liquid Shares by U.S. Holders and would result in the following United States federal income tax consequences to U.S. Holders:

•	A U.S. Holder would recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the LBIX Shares and the United States dollar value on the Effective Date of the Canadian currency received in the Exchange, and (ii) the adjusted tax basis of such U.S. Holder in the Liquid Shares exchanged therefor;

•	The aggregate basis of the LBIX Shares received by a U.S. Holder in the Exchange would be equal to the fair market value of the LBIX Shares at the time of receipt; and

•	The holding period of the LBIX Shares received by a U.S. Holder in the Exchange would begin on the day after receipt.

Gain or loss recognized by a U.S. Holder in the Exchange would be long-term capital gain or loss if the U.S. Holder’s holding period for such Liquid Shares were more than one year at the Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

Distributions on LBIX Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of distributions, if any, payable on LBIX Shares generally will be treated as a foreign-source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on LBIX Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See “Sale or Other Disposition of LBIX Shares” below.

Canadian withholding tax on dividend distributions paid by LBIX to a U.S. Holder generally may be reduced to 15% pursuant to the Canada-U.S. income tax treaty in the case of U.S. Holders who are eligible for benefits under the Canada-U.S. income tax treaty. A U.S. Holder generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the common shares either as a deduction from gross income or as a dollar-for-dollar credit against such holder’s U.S. federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, U.S. Holders should consult their own tax advisers concerning the foreign tax credit rules in light of their particular circumstances.

Sale or Other Disposition of LBIX Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder who sells or otherwise disposes of LBIX Shares in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the LBIX Shares is more than one year at the time of the sale or other disposition. For non-corporate U.S. Holders, long-term capital gains recognized in connection with a sale or other disposition of LBIX Shares generally will be taxed at preferential capital gain rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S.-source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of common shares. See “Foreign Currency Considerations” below.

Passive Foreign Investment Company Considerations

PFIC Status of Liquid

The tax consequences of the Arrangement to a particular U.S. Holder will depend on whether Liquid was a PFIC during any year in which a U.S. Holder owned Liquid Shares, and, if so, whether LBIX is a PFIC at the time of the transaction pursuant to the Arrangement. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a non-U.S. corporation must take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

As described above, it is not certain whether Liquid currently is a PFIC or may have been a PFIC in prior years, and LBIX believes it is not a PFIC and will not be a PFIC for its current taxable year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding an interest in a PFIC. The determination of PFIC status; however, is complex. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.

Even if the Arrangement qualifies as a reorganization, a U.S. Holder generally may recognize gain (but not loss) upon exchanging its Liquid Shares for LBIX Shares if LBIX is not a PFIC for its taxable year in which the Arrangement becomes effective. If Liquid were a PFIC during any year in which a U.S. Holder owned Liquid Shares, and if LBIX were not a PFIC at the time of the exchange pursuant to the Arrangement, then, in general, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the Arrangement would be increased by an interest charge to compensate for tax deferral. The amount of income tax, before the imposition of the interest charge, would be calculated as if such gain was earned ratably over the period the U.S. Holder held its Liquid Shares, and would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, subject to certain exceptions. Similarly, if Liquid were a PFIC during any year in which a U.S. Holder owned Liquid Shares and LBIX were a PFIC for its taxable year in which the Arrangement becomes effective, and the Arrangement does not qualify as a reorganization, then a U.S. Holder should be subject to the rules described below discussing the PFIC status of LBIX. However, if Liquid were a PFIC during any year in which a U.S. Holder owned Liquid Shares, and LBIX were a PFIC for its taxable year in which the Arrangement becomes effective, and the Arrangement qualifies as a reorganization, a U.S. Holder should be subject to the rules described above discussing the reorganization treatment.

U.S. Holders should consult their own tax advisers regarding the consequences of the Arrangement under the PFIC rules.

PFIC Status of LBIX

If LBIX is a PFIC during any year in which a U.S. Holder owns LBIX Shares, then gain on a disposition or deemed disposition by the U.S. Holder of such LBIX Shares, and certain distributions payable on such LBIX Shares, would be subject to tax as an “excess distribution” allocated ratably to all days in the U.S. Holder’s holding period and taxable at the highest marginal rates applicable to ordinary income for the “prior-year PFIC period” (i.e., days in the U.S. Holder’s prior taxable years during which the company was a PFIC), and would be subject to an interest charge levied as an additional tax, unless the U.S. Holder timely makes a “mark-to-market” election or a “qualified electing fund” election.

LBIX does not believe that it was a PFIC for its previous taxable year and does not expect to be a PFIC for the current taxable year. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that LBIX is not and will not be classified as a PFIC for any taxable year during which a U.S. Holder holds LBIX Shares. U.S. Holders should consult their own tax advisers regarding the consequences of the Arrangement and of the ownership and disposition of LBIX Shares under the PFIC rules.

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to Liquid Shares and net gain from the sale, exchange or other disposition of Liquid Shares. Each U.S. Holder should consult its own tax advisor regarding the application of this tax.

Foreign Currency Considerations

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss.

Non-U.S. Holders

Exchange of Liquid Shares for LBIX Shares and Exercise of Dissent Rights

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the exchange of Liquid Shares for LBIX Shares pursuant to the Arrangement or upon the receipt of cash from Liquid as a result of such Non-U.S. Holder’s exercise of Dissent Rights.

Ownership and Disposition of LBIX Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions from LBIX or upon any gain realized upon the sale or other disposition of LBIX Shares.

Information Reporting, Backup Withholding and Other Reporting Requirements

U.S. Holders of Liquid Shares who exercise Dissent Rights may be subject to information withholding and may be subject to backup withholding, currently at up to a 24% rate, on any cash payments received in exchange for Liquid Shares.

Payments of distributions on, or the proceeds from a sale or other disposition of, LBIX Shares paid within the United States may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other disposition of, LBIX Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Certain U.S. Holders who are individuals must report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of LBIX Shares.

A U.S. Holder who owns Liquid Shares during any taxable year in which Liquid is treated as a PFIC with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Form 8621 with their U.S. federal income tax returns. Failure to file such statements may result in the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

RISK FACTORS RELATING TO THE ARRANGEMENT

An investment in LBIX Shares as a result of the combination of LBIX and Liquid is subject to certain risks. In addition to the risk factors described in “Appendix A – Information Related to Liquid” and in LBIX’s 20-F Annual Report for the fiscal year ended February 28, 2018 and under the heading “Risk Factors” which is specifically incorporated by reference into this Circular, the following are additional and supplemental risk factors which LBIX Shareholders should carefully consider before making a decision regarding approving the LBIX Transaction Resolution and which Liquid Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution.

The integration of LBIX and Liquid may not occur as planned

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the heading “Information Relating to the Combined Company – Overview”, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Combined Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating LBIX’s and Liquid’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following completion of the Arrangement and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

The value of the LBIX Shares that Liquid Shareholders receive under the Arrangement or of the LBIX Shares that existing LBIX Shareholders retain following the Arrangement, may be less than the value of the Liquid Shares or LBIX Shares, as applicable, as of the date of the Arrangement Agreement or the date of the shareholder meetings

The consideration payable to Liquid Shareholders pursuant to the Arrangement is based on a fixed exchange ratio and there will be no adjustment for changes in the market price of LBIX Shares or Liquid Shares prior to the consummation of the Arrangement. None of the Parties are permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of changes in the market price of the LBIX Shares or Liquid Shares.

There may be a significant amount of time between the date when LBIX Shareholders and Liquid Shareholders vote at their respective shareholder meetings and the date on which the Arrangement is completed. As a result, the relative or absolute prices of the LBIX Shares or the Liquid Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Circular, the shareholder meetings and completion of the Arrangement.

These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for the Combined Company’s post-combination operations, the effect of any conditions or restrictions imposed on or proposed with respect to the Combined Company by governmental authorities and general market and economic conditions.

As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the LBIX Shares that Liquid Shareholders will receive on completion of the Arrangement. There can be no assurance that the market value of the LBIX Shares that Liquid Shareholders will receive on completion of the Arrangement will equal or exceed the market value of the Liquid Shares held by such Liquid Shareholders prior to such time. In addition, there can be no assurance that the trading price of the LBIX Shares will not decline following completion of the Arrangement.

There can be no certainty that the Arrangement will be completed

Completion of the Arrangement is subject to certain conditions that may be outside the control of both LBIX and Liquid, including, without limitation, the requisite approvals of the LBIX Shareholders and the Liquid Shareholders and the receipt of the Final Order. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all.

There is also no certainty, nor can either Party provide any assurance, that the Arrangement Agreement will not be terminated by either Party before completion of the Arrangement.

If the Arrangement is not completed, the market price of the LBIX Shares and the Liquid Shares may decline and their respective businesses may suffer. In addition, LBIX and Liquid will each remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement. Liquid and LBIX may, if the Arrangement is not consummated, be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet capital requirements. If the Arrangement is delayed, the achievement of synergies and the realization of growth opportunities could be delayed and may not be available to the same extent.

Following the Arrangement the trading price of the LBIX Shares may be volatile

The trading prices of the LBIX Shares and the Liquid Shares have been and may continue to be subject to and, following completion of the Arrangement, the common shares of the Combined Company may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors. Following the completion of the Arrangement, a significant number of additional LBIX Shares will be available for trading in the public market. The increase in the number of LBIX Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, LBIX Shares. The potential that such a shareholder may sell its LBIX Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such LBIX Shares in the public market, could adversely affect the market price of the LBIX Shares.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement

The pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement for several reasons. For example, the pro forma consolidated financial statements have been derived from the historical financial statements of LBIX and Liquid and certain assumptions have been made. The information upon which these assumptions have been made is historical, preliminary and subject to change. Moreover, the pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating LBIX and Liquid is not reflected in the pro forma consolidated financial statements. In addition, the assumptions used in preparing the pro forma consolidated financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition or results of operations following the Arrangement. LBIX’s share price may be adversely affected if the actual results of the Combined Company fall short of the pro forma consolidated financial statements contained in this Circular. See “Information Relating to the Combined Company – Selected Unaudited Pro Forma Consolidated Financial Information” and the unaudited pro forma consolidated financial statements of LBIX attached as Appendix C to this Circular.

LBIX is, and may become in the future, subject to legal proceedings

LBIX may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints.

RIGHTS OF DISSENTING LIQUID SHAREHOLDERS

The following is a summary of the provisions of the BCBCA relating to a Liquid Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Liquid Shareholder who seeks payment of the fair value of its Liquid Shares and is qualified in its entirety by reference to the full text of sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix I, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Liquid Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of sections 237 to 247 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides registered holders of Liquid Shares with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Liquid Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s Liquid Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, Liquid Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depository, such as CDS, of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Liquid Shares are re-registered in the Beneficial Shareholder’s name).

With respect to Liquid Shares in connection to the Arrangement, pursuant to the Interim Order, a registered Liquid Shareholder, other than an affiliate of Liquid, may exercise rights of dissent under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order; provided that, notwithstanding section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to Liquid by Liquid Shareholders who wish to dissent not later than 4:00 p.m. (Vancouver time) on the day that is two business days immediately preceding the Meeting (as may be postponed or adjourned from time to time) thereof. Liquid’s address for such purpose is 1000 – 409 Granville Street, Vancouver, BC V6C 1T2.

To exercise Dissent Rights, a Liquid Shareholder must dissent with respect to all Liquid Shares of which it is the registered and beneficial owner. A registered Liquid Shareholder who wishes to dissent must deliver written notice of dissent to Liquid as set forth above and such notice of dissent must strictly comply with the requirements of section 242 of the BCBCA. Any failure by a Liquid Shareholder to fully comply with the provisions of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause each registered Liquid Shareholder holding their Liquid Shares to deliver the notice of dissent.

To exercise Dissent Rights, a registered Liquid Shareholder must prepare a separate notice of dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other Beneficial Shareholder who beneficially owns Liquid Shares registered in the Liquid Shareholder’s name and on whose behalf the Liquid

Shareholder is dissenting; and must dissent with respect to all of the Liquid Shares registered in his, her or its name or if dissenting on behalf of a Liquid Shareholder, with respect to all of the Liquid Shares registered in his, her or its name and beneficially owned by the Beneficial Shareholder on whose behalf the Liquid Shareholder is dissenting. The notice of dissent must set out the number of Liquid Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Liquid Shares constitute all of the Liquid Shares of which the Liquid Shareholder is the registered and beneficial owner and the Liquid Shareholder owns no other Liquid Shares beneficially, a statement to that effect; (b) if such Liquid Shares constitute all of the Liquid Shares of which the Liquid Shareholder is both the registered and beneficial owner, but the Liquid Shareholder owns additional Liquid Shares beneficially, a statement to that effect and the names of the registered Liquid Shareholders, the number of Liquid Shares held by each such registered Liquid Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Liquid Shares; or (c) if the Dissent Rights are being exercised by a registered Liquid Shareholder who is not the beneficial owner of such Liquid Shares, a statement to that effect and the name of the Beneficial Shareholder and a statement that the registered Liquid Shareholder is dissenting with respect to all Liquid Shares of the Beneficial Shareholder registered in such registered holder’s name.

If the Arrangement Resolution is approved by Liquid Shareholders, and Liquid notifies a registered holder of Notice Shares of Liquid’s intention to act upon the Arrangement Resolution pursuant to section 243 of the BCBCA, in order to exercise Dissent Rights, such Liquid Shareholder must, within one month after Liquid gives such notice, send to Liquid a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given notice of dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the Liquid Shareholder on behalf of a Beneficial Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Liquid Shareholder becomes a Dissenting Liquid Shareholder, and is bound to sell and Liquid is bound to purchase those Liquid Shares. Such Dissenting Liquid Shareholder may not vote, or exercise or assert any rights of a Liquid Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.

Dissenting Liquid Shareholders who are:

(a)	ultimately entitled to be paid fair value for their Liquid Shares, will be paid an amount equal to such fair value by Liquid, and will be deemed to have transferred such Liquid Shares as of the Effective Time to Liquid, without any further act or formality, and free and clear of all liens, claims and encumbrances; or

(b)	ultimately not entitled, for any reason, to be paid fair value for their Liquid Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Liquid Shareholder and will be entitled to receive only 0.5741 of a LBIX Share in exchange for each Liquid Share held pursuant to section 3.1(a) of the Plan of Arrangement.

If a Dissenting Liquid Shareholder is ultimately entitled to be paid by Liquid for their Dissent Shares, such Dissenting Liquid Shareholder may enter an agreement with Liquid for the fair value of such Dissent Shares. If such Dissenting Liquid Shareholder does not reach an agreement with Liquid, such Dissenting Liquid Shareholder, or Liquid, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Liquid to make application to the Court. The Dissenting Liquid Shareholder will be entitled to receive the fair value that the Liquid Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Dissent Shares, Liquid must then promptly pay that amount to the Dissenting Liquid Shareholder.

In no case will LBIX, the Depositary or any other person be required to recognize Dissenting Liquid Shareholders as Liquid Shareholders after the Effective Time, and the names of such Dissenting Liquid Shareholders will be deleted from the central securities register as Liquid Shareholders at the Effective Time.

In no circumstances will LBIX, Liquid or any other person be required to recognize a person as a Dissenting Liquid Shareholder: (i) unless such person is the holder of the Liquid Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such notice of dissent prior to the Effective Time.

In no circumstances will LBIX, Liquid or any other person be required to recognize a Dissenting Liquid Shareholder as the holder of any Liquid Share in respect of which Dissent Rights have been validly exercised at and after the completion of the steps contemplated in section 3.1 of the Plan of Arrangement. Holders of Liquid Options will not be entitled to exercise Dissent Rights in respect of Liquid Options.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Liquid Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Liquid Shareholder withdraws the notice of dissent with Liquid’s written consent. If any of these events occur, Liquid must return the share certificates representing the Liquid Shares to the Dissenting Liquid Shareholder and the Dissenting Liquid Shareholder regains the ability to vote and exercise its rights as a Liquid Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Liquid Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in sections 237 to 247 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, and failure to do so may result in the loss of all Dissent Rights. Persons who are Beneficial Liquid Shareholders registered in the name of an Intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such Liquid Shares is entitled to dissent.

If you dissent there can be no assurance that the amount you receive as fair value for your Liquid Shares will be more than or equal to the Consideration under the Arrangement.

Accordingly, each Liquid Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendices H and I, respectively, and seek his, her or its own legal advice.

GENERAL INFORMATION CONCERNING THE LIQUID MEETING AND VOTING

Time, Date and Place

The Liquid Meeting will be held at #451 – 409 Granville Street, Vancouver, BC V6C 1T2, on July 11, 2018 at 10:00 a.m. (Vancouver time).

Record Date

The record date for determining the Liquid Shareholders entitled to receive notice of and to vote at the Liquid Meeting is June 4, 2018 (the “Liquid Record Date”). Only Liquid Shareholders of record as of the close of business (Vancouver time) on the Liquid Record Date are entitled to receive notice of and to vote at the Liquid Meeting.

Approvals Required

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Liquid Shareholders, present in person or represented by proxy and entitled to vote at the Liquid Meeting.

See “The Arrangement – Liquid Shareholder Approval”.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Liquid for use at the Liquid Meeting and any postponement or adjournment thereof for the purposes set forth in the accompanying Liquid Notice of Meeting. It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Liquid to whom no additional compensation will be paid. All costs of solicitation by management will be borne by Liquid.

Voting by Proxies

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Liquid Notice of Meeting and any other matters that may properly come before the Liquid Meeting or any postponement or adjournment thereof. As at the date of this Circular, Liquid’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the Liquid Meeting. However, if any amendments to matters identified in the accompanying Liquid Notice of Meeting or any other matters which are not now known to management should properly come before the Liquid Meeting or any postponement or adjournment thereof, the Liquid Shares represented by properly executed proxies given in favour of the person(s) designated by management of Liquid in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

If the instructions in a proxy given to Liquid’s management are specified, the Liquid Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Liquid Shares represented by a proxy given to Liquid’s management will be voted FOR the approval of the Arrangement Resolution as described in this Circular. A Liquid Shareholder has the right to appoint a person (who need not be a Liquid Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Liquid Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Liquid Shareholders are invited to attend the Liquid Meeting. Registered Shareholders who are unable to attend the Liquid Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Liquid Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Shareholders who receive these materials through their Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their Intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on July 9, 2018, or in the case of any postponement or adjournment of the Liquid Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Liquid Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Revocability of Proxies

In addition to revocation in any other manner permitted by law, a Liquid Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Liquid Shareholder or his or her legal representative authorized in writing or, where the Liquid Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at Liquid’s principal and head office by fax at 604-608-5448, or by mail or by hand at 1000 – 409 Granville Street, Vancouver, BC V6C 1T2 at any time up to and including the last business day preceding the day of the Liquid Meeting, or in the case of any postponement or adjournment of the Liquid Meeting, the last business day preceding the day of the postponed or adjourned Liquid Meeting, or delivered to the Chair of the Liquid Meeting on the day fixed for the Liquid Meeting, and prior to the start of the Liquid Meeting or any postponement or adjournment thereof. A registered Liquid Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

Voting of Liquid Shares Owned by Beneficial Shareholders

Many shareholders are “Beneficial Shareholders” because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. If you are a Beneficial Shareholder of Liquid Shares, you should read the information under the heading “Joint Management Information Circular – Information for Beneficial Shareholders” for information on how to vote your Liquid Shares at the Liquid Meeting.

Intermediaries are required to forward the Meeting Materials to Beneficial Shareholders unless in the case of certain proxy-related materials the Beneficial Shareholder has waived the right to receive them. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”) instead of the form of proxy. The Beneficial Shareholder is asked to complete the VIF and return it by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of LBIX Shares to be represented at the applicable meeting.

Should a Beneficial Shareholder wish to attend and vote at the Meeting in person, they must insert his or her name (or the name of such other person as the Beneficial Shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions provided well in advance of the Meeting.

Quorum

A quorum at meetings of Liquid Shareholders consists of one shareholder present in person or by proxy holding not less than one voting share of Liquid entitled to be voted at the meeting.

Principal Holders of Liquid Shares

The authorized share capital of Liquid consists of an unlimited number of Liquid Shares. As at the Liquid Record Date, 11,221,905 Liquid Shares were issued and outstanding. Each Liquid Share is entitled to one vote at a meeting of Liquid Shareholders.

The Liquid Board has fixed the close of business on June 4, 2018 as the Liquid Record Date for the purpose of determining the Liquid Shareholders entitled to receive notice of the Liquid Meeting, but the failure of any Liquid Shareholder who was a Liquid Shareholder on the Record Date to receive notice of the Liquid Meeting does not deprive the Liquid Shareholder of the right to vote at the Liquid Meeting.

To the knowledge of the directors and executive officers of Liquid, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of Liquid:

Shareholder	Number of Shares	Percentage of Issued Capital (1)
Joshua Jackson	1,776,666	15.8%

Notes:

(1)	Based on 11,221,905 common shares issued and outstanding in Liquid as of the date of this Circular.

GENERAL INFORMATION CONCERNING THE LBIX MEETING AND VOTING

Time, Date And Place

The LBIX Meeting will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on July 11, 2018 at 10:00 a.m. (Vancouver time).

Record Date

The record date for determining the LBIX Shareholders entitled to receive notice of and to vote at the LBIX Meeting is June 4, 2018 (the “LBIX Record Date”). Only LBIX Shareholders of record as of the close of business (Vancouver time) on the LBIX Record Date are entitled to receive notice of and to vote at the LBIX Meeting.

Approvals Required

To be effective, the LBIX Transaction Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting.

To be effective, the LBIX Consolidation Resolution must be approved, with or without variation, by the affirmative vote of a special majority (75%) of the votes cast by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting. LBIX Shareholder approval of the LBIX Consolidation Resolution is not a condition of the Arrangement.

See “The Arrangement – LBIX Shareholder Approval”.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of LBIX for use at the LBIX Meeting and any postponement or adjournment thereof for the purposes set forth in the accompanying LBIX Notice of Meeting. It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of LBIX to whom no additional compensation will be paid. All costs of solicitation by management will be borne by LBIX.

Voting by Proxies

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the LBIX Notice of Meeting and any other matters that may properly come before the LBIX Meeting or any postponement or adjournment thereof. As at the date of this Circular, LBIX’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the LBIX Meeting. However, if any amendments to matters identified in the accompanying LBIX Notice of Meeting or any other matters which are not now known to management should properly come before the LBIX Meeting or any postponement or adjournment thereof, the LBIX Shares represented by properly executed proxies given in favour of the person(s) designated by management of LBIX in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

If the instructions in a proxy given to LBIX’s management are specified, the LBIX Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the LBIX Shares represented by a proxy given to LBIX’s management will be voted FOR the approval of the LBIX Transaction Resolution and the LBIX Consolidation Resolution, each as described in this Circular. A LBIX Shareholder has the right to appoint a person (who need not be a LBIX Shareholder) to attend and act for him, her or it and on his, her or its behalf at the LBIX Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

LBIX Shareholders are invited to attend the LBIX Meeting. Registered Shareholders who are unable to attend the LBIX Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the LBIX Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263- 9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Shareholders who receive these materials through their Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their Intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on July 9, 2018, or in the case of any postponement or adjournment of the LBIX Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the LBIX Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Revocability of Proxies

In addition to revocation in any other manner permitted by law, a LBIX Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the LBIX Shareholder or his or her legal representative authorized in writing or, where the LBIX Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at LBIX’s registered office (10-595 Howe Street, Vancouver, BC, V6C 2T5) or principal office by fax at 604 685-5249, or by mail or by hand at Suite 101 – 33 West 8th Avenue, Vancouver, British Columbia, V5Y 1M8 at any time up to and including the last business day preceding the day of the LBIX Meeting, or in the case of any postponement or adjournment of the LBIX Meeting, the last business day preceding the day of the postponed or adjourned LBIX Meeting, or delivered to the Chair of the LBIX Meeting on the day fixed for the LBIX Meeting, and prior to the start of the LBIX Meeting or any postponement or adjournment thereof. A registered LBIX Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

Voting of LBIX Shares Owned by Beneficial Shareholders

Many shareholders are “Beneficial Shareholders” because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. If you are a Beneficial Shareholder of LBIX Shares, you should read the information under the heading “Joint Management Information Circular – Information for Beneficial Shareholders” for information on how to vote your LBIX Shares at the LBIX Meeting.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Intermediaries are required to forward the Meeting Materials to Beneficial Shareholders unless in the case of certain proxy-related materials the Beneficial Shareholder has waived the right to receive them. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”) instead of the form of proxy. The Beneficial Shareholder is asked to complete the VIF and return it by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of LBIX Shares to be represented at the applicable meeting.

Should a Beneficial Shareholder wish to attend and vote at the Meeting in person, they must insert his or her name (or the name of such other person as the Beneficial Shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions provided well in advance of the Meeting.

Quorum

The quorum requirements for meetings of LBIX Shareholders are set out in the Articles of LBIX, which provide that a quorum for the transaction of business at a meeting of LBIX shareholders is one or more individuals who are shareholders, proxyholders representing shareholders or duly authorized representatives of corporate shareholders, personally present and representing shares aggregating not less than 33 1/3% of the issued shares of LBIX entitled to be voted at the meeting.

Principal Holders of LBIX Shares

As at the date hereof, LBIX has issued and outstanding 2,802,412 fully paid and non-assessable LBIX Shares, each share carrying the right to one vote.

Any holder of LBIX Shares of record at the close of business on June 4, 2018 who either personally attends the LBIX Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the LBIX Meeting.

To the best of the knowledge of the directors and executive officers of LBIX, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of LBIX other than:

Shareholder	Number of LBIX Shares Held	Percentage of Issued Capital (2)
R. Thomas Gaglardi/ Northland Properties Corporation (1)	419,125	14.96%

Notes:

(1)	Northland Properties Corporation is a company affiliated with R. Thomas Gaglardi, a director of LBIX. 404,125 of these LBIX Shares are held by Northland Properties Corporation.
(2)	Based on 2,802,412 common shares issued and outstanding in LBIX as of the date of this Circular.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular or the documents incorporated by reference herein, within the three years prior to the date of this Circular, no insider of Liquid or LBIX, director or associate or affiliate of any insider or director of Liquid or LBIX, has or had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or could materially affect Liquid or LBIX or any of their respective subsidiaries.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by DuMoulin Black LLP on behalf of LBIX and Segev LLP on behalf of Liquid. As of the date hereof, the partners and associates of DuMoulin Black LLP as a group beneficially owned, directly or indirectly, less than one percent of the LBIX Shares, and the partners and associates of Segev LLP as a group beneficially owned, directly or indirectly, less than one percent of the Liquid Shares.

LBIX DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the LBIX Board.

The information concerning Liquid contained in this Circular, including the appendices attached hereto, has been provided by Liquid. The LBIX Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. LBIX assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Liquid to disclose facts or events which may affect the accuracy of any such information.

DATED this 8th day of June, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF LEADING BRANDS, INC.

“Ralph McRae”
Ralph McRae
Chairman

LIQUID DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Liquid Board.

The information concerning LBIX contained in this Circular, including the appendices attached hereto and the information incorporated by reference herein, has been provided by LBIX. The Liquid Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. Liquid assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of LBIX to disclose facts or events which may affect the accuracy of any such information.

DATED this 8th day of June, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF LIQUID MEDIA GROUP LTD.

“Joshua Jackson”
Joshua Jackson
Chairman

GLOSSARY OF DEFINED TERMS

The following terms used in this Circular have the meanings set forth below.

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Arrangement” means the arrangement involving Liquid and LBIX under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, pursuant to which LBIX will acquire all of the outstanding Liquid Shares.

“Arrangement Agreement” means the amended and restated arrangement agreement dated as of January 14, 2018 between Liquid and LBIX, as may be amended, varied or supplemented from time to time.

“Arrangement Records” means the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the Registrar of Companies after the Final Order has been granted giving effect to the Arrangement including, as applicable, one or more notices of alteration of notices of articles and a copy of the Final Order.

“Arrangement Resolution” means the special resolution of the Liquid Shareholders, approving the Arrangement to be considered at the Liquid Meeting, in the form set out in Appendix D hereto.

“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended, including the regulations promulgated thereunder.

“Beneficial Shareholder” has the meaning ascribed thereto under “Joint Management Information Circular – Information for Beneficial Shareholders”.

“Broadridge” means Broadridge Financial Solutions, Inc.

“CDS” means CDS Clearing and Depository Services Inc.

“Circular” means the Liquid Notice of Meeting and the LBIX Notice of Meeting to be sent to the Liquid Shareholders in connection with the Liquid Meeting and to the LBIX Shareholders in connection with the LBIX Meeting, respectively, together with this joint management information circular, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, as amended, supplemented or otherwise modified from time to time.

“Code” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”.

“Combined Company” means LBIX after completion of the Arrangement.

“Computershare” means Computershare Investor Services Inc.

“Consideration” means the consideration to be received by the Liquid Shareholders pursuant to the Plan of Arrangement as consideration for their Liquid Shares, consisting of 0.5741 of a LBIX Share per Liquid Share.

“Court” means the Supreme Court of British Columbia.

“CRA” means the Canada Revenue Agency.

“D&O Insurance” has the meaning attributed thereto under “The Arrangement – Interests of Certain Persons in the Arrangement – Insurance and Indemnification of Directors and Officers”.

“Depositary” means Computershare Investor Services Inc., which has been appointed as depositary by LBIX and Liquid for the purpose of, among other things, exchanging certificates representing Liquid Shares for the LBIX Shares issuable in connection with the Arrangement.

“Dissenting Liquid Shareholder” means a registered holder of Liquid Shares who validly dissents in respect of the Arrangement in strict compliance with the procedure for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

“Dissent Rights” means the rights of dissent exercisable by the Liquid Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement.

“Dissent Shares” means Liquid Shares held by a Dissenting Shareholder and in respect of which the Dissenting Liquid Shareholder has validly exercised Dissent Rights.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Elected Amount” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Liquid Shares for the Consideration – Section 85 Election”.

“Eligible Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Liquid Shares for the Consideration – Section 85 Election”.

“Exchange Ratio” means 0.5741 of a LBIX Share for each Liquid Share.

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to Liquid and LBIX, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of the Parties, acting reasonably) on appeal.

“Holder” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations”.

“IFRS” means the international financial reporting standards issued by the International Accounting Standards Board that are applicable to public issuers in Canada.

“Interim Order” means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Liquid Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably).

“Intermediary” has the meaning ascribed thereto under “Joint Management Information Circular – Information for Beneficial Shareholders”.

“IRS” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”.

“LBIX” means Leading Brands, Inc., a corporation existing under the laws of British Columbia.

“LBIX Board” means the board of directors of LBIX as the same is constituted from time to time.

“LBIX Meeting” means the special meeting of LBIX Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called to consider the LBIX Transaction Resolution, the LBIX Consolidation Resolution and for any other purpose set out in this Circular.

“LBIX Notice of Meeting” means the Notice of the Special Meeting of Shareholders of LBIX accompanying this Circular.

“LBIX Options” means the outstanding options to purchase LBIX Shares granted from time to time.

“LBIX Record Date” means June 4, 2018.

“LBIX Consolidation Resolution” means the resolution of the LBIX Shareholders approving the Consolidation in substantially the form set out in Appendix E hereto.

“LBIX Transaction Resolution” means the resolution of the LBIX Shareholders approving (i) the issuance of LBIX Shares pursuant to the Arrangement; and (ii) an amendment to the LBIX shareholder rights plan, in each case in the form set out in Appendix E hereto.

“LBIX Shareholder Approval” means the requisite approval of the LBIX Transaction Resolution by a majority of the votes cast, or the requisite approval of the LBIX Consolidation Resolution by a special majority (75%) of the votes cast, in each case by LBIX Shareholders present in person or represented by proxy and entitled to vote at the LBIX Meeting, as applicable.

“LBIX Shareholder Rights Plan” means the Further Amended and Restated Shareholder Rights Plan Agreement dated as of June 16, 2015 between LBIX and Computershare Trust Company of Canada as rights agent.

“LBIX Shareholders” means the holders of LBIX Shares.

“LBIX Shares” means common shares in the capital of LBIX as currently constituted and that are currently listed and posted for trading on NASDAQ under the symbol “LBIX”.

“Letter of Transmittal” means the letter of transmittal that accompanies this Circular for use by registered Liquid Shareholders.

“Liquid” means Liquid Media Group Ltd., a corporation existing under the BCBCA.

“Liquid Board” means the board of directors of Liquid as the same is constituted from time to time.

“Liquid Board Nominee” means that person nominated by Liquid to be a director of LBIX as of the Effective Time, provided that such person shall be acceptable to LBIX, acting reasonably;

“Liquid Financing” means the offering of 3,913,894 Liquid Class B Series 1 Preferred Shares at an issue price of $1.022 per Liquid Class B Series 1 Preferred Share for total proceeds of $3,999,999.67, or, if so agreed in writing by Liquid and LBIX, additional offering(s) of Liquid Shares and/or Liquid Preferred Shares under terms mutually agreeable to Liquid and LBIX;

“Liquid Meeting” means the special meeting of Liquid Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose set out in this Circular.

“Liquid Notice of Meeting” means the Notice of Special Meeting of Shareholders of Liquid accompanying this Circular.

“Liquid Optionholders” means the holders of Liquid Options.

“Liquid Options” means the outstanding options to purchase Liquid Shares granted under or otherwise subject to the Liquid Stock Option Plan.

“Liquid Record Date” means June 4, 2018.

“Liquid Shareholder Approval” means the requisite approval of the Arrangement Resolution by 66 2⁄3% of the votes cast on the Arrangement Resolution by Liquid Shareholders, present in person or represented by proxy and entitled to vote at the Liquid Meeting.

“Liquid Shareholders” means the holders of Liquid Shares.

“Liquid Shares” means common shares in the capital of Liquid.

“Liquid Stock Option Plan” means the 15% rolling stock option plan of Liquid, approved most recently by the Liquid Shareholders on July 28, 2017.

“Liquid Warrants” means common share purchase warrants exercisable to acquire Liquid Shares pursuant to the terms thereof.

“Majesco” means Majesco Entertainment Company, a company incorporated under the laws of the State of Nevada.

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions.

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Non-U.S. Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”.

“Notice Shares” has the meaning ascribed thereto under “Rights of Dissenting Liquid Shareholders”.

“Parties” means Liquid and LBIX, and “Party” means either of them.

“Petition” means the Notice of Hearing of Petition for the Final Order.

“PFIC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations – U.S. Holders – Passive Foreign Investment Company Considerations – PFIC Status of Liquid”.

“Plan of Arrangement” means the plan of arrangement substantially in the form and on the terms set out in Appendix F hereto, and any amendments or variations thereto made in accordance with section 9.1 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of LBIX and Liquid, each acting reasonably.

“Proposed Amendments” has the meaning attributed thereto under “Certain Canadian Federal Income Tax Considerations”.

“Registrar of Companies” has the meaning ascribed thereto under “The Arrangement – Procedure for the Arrangement to Become Effective”.

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Response” has the meaning ascribed thereto under “The Arrangement – Court Approval and Completion of the Arrangement”.

“RRIF” has the meaning ascribed thereto under “Eligibility for Investment in Canada”.

“RRSP” has the meaning ascribed thereto under “Eligibility for Investment in Canada”.

“SEC” means the United States Securities and Exchange Commission.

“Section 85 Tax Election Instruction Letter” means the tax election letter accompanying the Letter of Transmittal, providing certain instructions on how to complete the Tax Election forms.

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces of Canada.

“Securities Laws” means the Securities Act (British Columbia) and the U.S. Securities Act, together with all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means, collectively, the Liquid Shareholders and the LBIX Shareholders.

“Shares” means, collectively, the Liquid Shares and the LBIX Shares.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Tax Election” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Liquid Shares for the Consideration – Section 85 Election”.

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any governmental entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any governmental entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any governmental entity, and any transferee liability in respect of any of the foregoing.

“TFSA” has the meaning ascribed thereto under “Eligibility for Investment in Canada”.

“NASDAQ” means the NASDAQ stock market.

“Treasury Regulations” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended.

“U.S. GAAP” means United States generally accepted accounting principles applicable to publicly accountable enterprises.

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended.

“VIF” has the meaning ascribed thereto under the heading “Joint Management Information Circular – Information for Beneficial Shareholders”.

“Waterproof” means Waterproof Studios Inc., a company incorporated under the laws of British Columbia.

“Withholding Obligation” has the meaning ascribed thereto under the heading “The Arrangement – Withholding Rights”.

APPENDIX A

INFORMATION RELATING TO LIQUID

The following information is presented on a pre-Arrangement basis and reflects certain selected information of Liquid. See “Appendix B - Information Relating to LBIX” and “Information Relating to the Combined Company” for business, financial and share capital information relating to LBIX and the Combined Company, respectively. Further information regarding Liquid is set forth in the Liquid management discussion and analysis (the “MD&A”).

Corporate Summary

Liquid was originally incorporated under the Business Corporations Act (British Columbia) on March 13, 2013 under the name “0964904 B.C. Ltd.”. The name was changed to “Liquid Entertainment Ltd.” on October 11, 2013, and to “Liquid Media Group Ltd.” on March 6, 2017. Liquid has a head office located at 1000 – 409 Granville Street, Vancouver, BC V6C 1T2.

Liquid is a reporting issuer in the provinces of British Columbia and Alberta, Canada. The fiscal year end of Liquid is November 30.

The authorized share capital of Liquid consists of an unlimited number of common shares without par value, of which 11,221,905 common shares are issued and outstanding, and an unlimited number of Class “A” Preferred Shares without par value, of which zero are issued and outstanding.

Intercorporate Relationships

DESCRIPTION OF THE BUSINESS

Summary

Liquid is a film and entertainment business aggregating mature production service companies into a vertically integrated global studio producing content for all platforms including film, TV, gaming and VR through its network of shared services. Liquid provides full service cradle to grave production in the film, TV and gaming industry. It is acquiring intellectual property which is held in its wholly owned subsidiary Resevoir Media Ltd. Liquid’s intellectual property is produced through its integrated studios, including Majesco Entertainment Company (“Majesco”), an innovative developer, marketer, publisher and distributor of interactive entertainment which Liquid has a controlling interest in, and Waterproof Studios Inc. (“Waterproof”), an animation studio based in Vancouver, BC, which Liquid has a 49% interest in. With an extensive network of industry executives and financial partners, Liquid seeks to become a competitive business in the global entertainment sector.

The film and television production services sector in Vancouver is a $2 billion industry.(1) Worldwide it is a $2 trillion industry.(2) Liquid seeks to take advantage of both markets by producing projects in Vancouver for a worldwide audience.

Liquid sees the film and entertainment market in Vancouver as fragmented, perpetuating the reputation for Vancouver to be primarily a service provider, versus an intellectual property producer and distributor. The vast majority of the revenue in the industry lies beyond being a service provider and Liquid has targeted British Columbia as lacking a unifying business to take advantage of the opportunity. Liquid is building a vertically integrated studio to respond to this need in the marketplace.

Waterproof Studios

Waterproof is a Vancouver based content creation studio founded in 2011, providing industry leading creative development, computer generated production, visual effects and animation content. Through Waterproof, Liquid’s animation production business provides animation services on a work-for-hire basis. Waterproof’s principal customers are traditional film and television studios, distributors, broadcasters, and other streaming service providers.

Production services-for-hire work has been the basis of Waterproof’s animation business. Since inception, Waterproof has built out a production facility, developed its production pipeline, and hired a talented and experienced work force. By establishing a consistent production service-for-hire model, Liquid can selectively search for proprietary properties that warrant production based on distribution potential.

By accessing Liquid’s feature film portfolio, Waterproof is moving into animated feature film production and has a slate of films planned for the coming years.

Liquid Feature Films

Liquid has entered into a series of agreements for feature films that involve Liquid sourcing financing and receiving production servicing rights and proceeds of distribution and merchandising.

Household Pests

Liquid will coproduce with Pigmental Studios the feature animation film created by Sergio Pablos called Household Pests. Liquid has conditionally secured financing for Household Pests, which has a budget of U.S.$30 million. Revenue participation from the film will be shared between Liquid and Pigmental Studios.

The creative team on the project include veteran Hollywood feature animation producers and technical staff including Sergio Pablos (Creator of Despicable Me, Tarzan, Stuart Little).

My Haunted House

Liquid has secured the rights for the exclusive worldwide distribution of the film My Haunted House from My Haunted House (UK) Ltd. The agreement entitles Liquid to 1/3 of the adjusted gross proceeds in the worldwide exploitation of the film. The project is fully financed and has a budget of U.S.$15 million. The story follows Charlie, a normal 14-year-old boy, who lives in an ordinary town but happens to live in a haunted house with his strange and embarrassing supernatural family made up of Frankenstein, Count Dracula, mummies, and zombies.

(1)	“Activity Report 2014-2015” CreativeBC (26 October 2015), online:
<https://www.creativebc.com/database/files/library/Final_Creative_BC_Activity_Report_2014_15.pdf>
(2)	“2017 Top Markets Report – Media and Entertainment Sector Snapshot” U.S. Department of Commerce – International Trade Administration, online:
<https://www.trade.gov/topmarkets/pdf/Top%20Markets%20Media%20and%20Entertinment%202017.pdf>

Hard Apple

Liquid has signed an option and purchase agreement to develop and produce Jerome Charyn’s crime noir novels into an animated adult television series called Hard Apple set in New York in the 1970s, based on the Isaac Sidel detective series.

Ophelia and the Marvelous Boy

Liquid will develop and co-produce with Thunderbird Entertainment Inc. a television or theatrical film based on the underlying book entitled Ophelia and the Marvelous Boy by Karen Foxlee.

Majesco Entertainment Company

Share Purchase Agreement

On January 15, 2018, Liquid announced that it had entered into a share purchase agreement with Majesco, pursuant to which it acquired 3,123 shares in the common stock of Majesco (“Majesco Shares”), representing 51% of the outstanding Majesco Shares. As consideration, Liquid issued Liquid Shares to Majesco with a value of $500,000 based on a deemed price per share of U.S.$1.50. The Liquid Shares were issued to Majesco in escrow to be released upon Majesco providing audited financial statements for the year ended July 31, 2017 and Liquid confirming in writing that Liquid is satisfied that all representations, covenants and warranties in the Majesco Agreement with regard to Majesco’s assets and liabilities are true and correct and all covenants and agreements to be performed by Majesco have been performed. Once the Liquid Shares are released from escrow, as a shareholder of Liquid, Majesco will be entitled to receive shares of the Combined Company on completion of the Arrangement.

As additional consideration for purchasing Majesco Shares, Liquid will also provide cash payments to Majesco equal to two times the gross revenue received by Majesco during each of the first four fiscal quarters following the fiscal period ended February 28, 2018. The cash consideration payable for each quarter, other than the final quarter, shall not exceed U.S.$250,000, and in no event shall the aggregate cash consideration payable to Majesco exceed U.S.$1,000,000.

Business of Majesco

Majesco is an innovative developer, marketer, publisher and distributor of interactive entertainment for consumers around the world. Building on more than 25 years of operating history, Majesco develops and publishes a wide range of video games on digital networks through its Midnight City label, including Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One and the personal computer, or PC.

Majesco operates almost exclusively a digital software distribution and licensing business. Previously Majesco has sold packaged console software to large retail chains, specialty retail stores, video game rental outlets and distributors and through digital distribution for platforms such as Xbox Live Arcade, PlayStation Network, or PSN, and Steam, and for mobile devices and online platforms.

Majesco’s titles are targeted at various demographics at a range of various price points. Majesco focuses on publishing lower-cost games targeting casual-game consumers and independent game developer fans. In some instances, Majesco’s titles are based on licenses of well-known properties and, in other cases, original properties. Majesco enters into agreements with content providers and video game development studios for the creation of video games sold domestically and internationally.

Web Presence in China

One of Liquid’s core business objectives is to continue developing Majesco’s relationship with Web Presence in China (“WPIC”) for video game distribution in Asia. Liquid sees the gaming market in Asia is an optimal sales channel for revenue growth. WPIC has a proven track record with Fortune 100 companies to provide analytics in regards to e-commerce and spending behaviours. WPIC has the ability to monitor sales within Asia and forecast sales off consumers spending habits.

WPIC has begun using their proprietary technology to retrieve data from all platforms in China that are potential sales channels for Majesco and Liquid more generally. Liquid will have the ability to track all sales and sales patterns in China purchasing via e-commerce through WPIC, which will allow Liquid to optimize sale prices and mazimize its revenues.

Longer term, Liquid will also consider using the same model with WPIC to exploit its other intellectual property outside its gaming portfolio.

As part of its engagement, WPIC will develop a WeChat posting function so user comments appear on the website and unique QR codes used for on-location approval for vouchers and coupons. This advanced integration into WPIC event promotion efforts will be used to initiate the presence of the Majesco properties in Asia. WeChat is China’s most popular social media platform and functions similarly to a combination of Facebook, Paypal and WhatsApp

Video Game Industry

The video game software market is comprised of two primary sectors: (i) dedicated console software for systems such as the Xbox, PlayStation, Wii, and handheld gaming systems, such as the Nintendo DS and Nintendo 3DS; and (ii) software for multipurpose devices such as personal computers (“PCs”) and mobile devices such as smartphones and tablets. The majority of software for these platforms has historically been purchased in packaged form through retail outlets. However, in recent years an increasing amount of software has been made available digitally through online networks such as Microsoft’s Xbox Live Arcade (“XBLA”), and Sony’s PlayStation Network (“PSN”).

Majesco Products

Majesco has released numerous games for digital distribution over various third party networks for dedicated game consoles or PC, such as Xbox Live Arcade, PlayStation Network and Steam. Majesco has released titles for various mobile platforms, including Apple’s iOS and Android. Majesco has published its own digital games and served as a distributor for other developer’s products in return for a percentage of net revenues generated by the game. Some of the games are distributed under the label “Midnight City” which Majesco established to provide services to the indie game development community.

Selected digital titles, their compatible platforms and launch dates include:

Selected Titles	Platform	Launch Date
Serious Sam	XBLA	March 2010
Bloodrayne Betrayal	Steam, XBLA, PSN	September 2011
Double Dragon:Neon	Steam, XBLA, PSN	September 2012
Bloodrayne	XBLA, PSN	July 2013
Greg Hastings Paintball	XBLA, PSN	July 2013
Zumba Dance	iOS	July 2013
Slender: The Arrival	Steam	October 2013
Blood of the Werewolf	Steam	October 2013
The Bridge	XBLA	November 2013
RBI Baseball	XBLA	April 2014
Slender: The Arrival	XBLA, PSN	September 2014
Costume Quest 2	Steam, XBLA, PSN	October 2014
Grapple	Steam	March 2015
Krautscape	Steam	April 2015
Avalanche 2: Super Avalanche	Steam	August 2015
Gone Home	Xbox 1, PSN	January 2016
A Boy and His Blob	Steam, XBLA, PSN, iOS,	January 2016

Product Development

Majesco primarily uses third party development studios to develop its games. However, Majesco may employ game-production and quality-assurance personnel to manage the creation of the game and its ultimate approval by the first party hardware manufacturer. Majesco carefully selects third parties to develop video games based on their capabilities, suitability, availability and cost. Majesco typically has broad rights to commercially utilize products created by the third party developers it works with. Development contracts are structured to provide developers with incentives to provide timely and satisfactory performance by associating payments with the achievement of substantive development milestones, and by providing for the payment of royalties to them based on sales of the developed product, only after Majesco recoups development costs.

The process for producing video games also involves working with platform manufacturers from the initial game concept phase through approval of the final product. During this process, Majesco works closely with the developers and manufacturers to ensure that the title undergoes careful quality assurance testing. Each platform manufacturer requires that the software and a prototype of each title, together with all related artwork and documentation, be submitted for its pre-publication approval. This approval is generally discretionary.

Intellectual Property

Majesco’s business is dependent upon intellectual property rights in numerous respects. Majesco typically owns the copyright to our software code and content and register copyrights and trademarks in the United States as appropriate.

a.	Platform Licenses

Hardware platform manufacturers require that publishers obtain a license from them to publish titles for their platforms. Majesco currently has non-exclusive licenses from Nintendo, Microsoft and Sony for each of the popular console and handheld platforms. Each license generally extends for a term of between two (2) to four (4) years and is terminable under a variety of circumstances. Each license allows it to create one or more products for the applicable system, and requires Majesco to pay a per-unit license fee and/or royalty payment from the title produced and may include other compensation or payment terms. All of the hardware manufacturers approve each of the titles Majesco submits for approval on a title-by-title basis, at their discretion. Majesco is also dependent on approvals from distributors for its video game software for PCs and mobile devices.

b.	Licenses from Third Parties

Most of Majesco’s titles are based on rights, licenses and properties, including copyrights and trademarks, owned by third parties. Majesco’s original titles may require rights to properties from third parties, such as rights to music or content. License agreements with third parties generally extend for a term of between two to four years, are limited to specific territories or platforms and are terminable under a variety of circumstances. Several of our licenses are exclusive within particular territories or platforms. The licensors often have strict approval and quality control rights. Typically, Majesco is obligated to make minimum guaranteed royalty payments over the term of these licenses and advance payments against these guarantees, but other compensation or payment terms, such as milestone payments, are also common. From time to time, Majesco may also license other technologies from third party developers for use in its products, which also are subject to royalties and other types of payment.

Customers

Majesco focuses on the download business, where games are downloaded from servers maintained by game companies, such as Valve, Microsoft, Sony and Nintendo. Accordingly, currently Majesco’s customers are substantially users of games on those platforms. Majesco continues to explore new distribution channels for its games.

Production and Services

The primary sources of revenue of Liquid are production service contracts where revenues are earned over the term of the contract as Liquid provides services. Going forward, Liquid holds rights to distribution and ancillary merchandise its portfolio of feature films which Liquid expects will become a larger portion of its revenue streams.

Specialized Skill and Knowledge

Liquid’s management team brings together strong complementary skills, expertise and experience in various aspects of the film production, distribution, broadcasting, licencing new media and interactive industries, including production, financing, sales, marketing and mergers and acquisitions.

Competition

The computer generated (“CG”) animation business is highly competitive. Liquid competes with a number of North American studios that provide 3D CG animation as well as foreign companies in locations such as China, India and other countries in Asia where the wage levels are significantly below those of North American companies. Liquid attempts to differentiate itself from its competition through its high quality level of CG animation, production processes and training of skilled employees. Each of these factors permits it to create unique CG animation in a timely and cost-efficient manner.

Intellectual Property

Liquid protects its proprietary technology through a combination of contractual confidentiality provisions, trade secrets, and copyright and trademark laws. Liquid has registered the trademarks for various proprietary productions around the world. Liquid also relies on technology and other intellectual property owned by third parties.

Cycles

Liquid’s operating results for any period are subject to cyclical or season fluctuations and dependent on factors such as the number and timing of film and television programs delivered, the budgets and financing cycles of broadcasters, overall demand for content, general advertising revenues and retail cycles associated with consumer spending activity, and the timing and level of success achieved by merchandise licenced and royalties paid in respect thereof, none of which can be predicted with certainty. Consequently, Liquid’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods.

Employees

Liquid’s management team is engaged under consulting agreements. Majesco had two full time employees as of October 31, 2017. The average number of employees of Waterproof in the fiscal year ended May 31, 2017 was 32 employees.

THREE-YEAR HISTORY

On April 10, 2015, Han Yong Yeo resigned from the Liquid Board.

On April 15, 2015, Liquid completed the acquisition of 49% of Waterproof pursuant to the exercise of an option agreement by issuing 500,001 Liquid Shares and paying $475,000 to Waterproof.

On October 14, 2015, Liquid appointed Charles Brezer to its board of directors.

On March 14, 2017, Liquid closed a non-brokered private placement. Liquid issued 588,749 units at a price of $0.60 per unit for gross proceeds of $353,250. Each unit was comprised of one common share and one-half of one share purchase warrant of Liquid, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for a term of five years from closing.

On April 6, 2017, Liquid closed a non-brokered private placement. Liquid issued 449,166 units at a price of $0.60 per unit for gross proceeds of $269,500. Each unit is comprised of one common share and one-half of one share purchase warrant of the Company, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for a term of five years from closing.

On May 1, 2017, Kyle Stevenson resigned from the Liquid Board as from his role as CFO and was replaced by Daniel Cruz.

On September 6, 2017, Liquid closed a non-brokered private placement. Under the private placement, Liquid issued 1,150,000 units, with each units having a subscription price of U.S.$0.10 for gross proceeds of U.S.$115,000. Each unit was comprised of two warrants, where one warrant entitles the holder to purchase one common share at a price of U.S.$0.50 for three years from closing, and one warrant entitles the holder to purchase one common share at a price of U.S.$1.00 for three years from closing. Liquid also issued 206,500 common shares at a price of U.S.$1.00 per share for gross proceeds of U.S.$206,500. Aggregate gross proceeds of the private placement were U.S$321,500.

On January 14, 2018, Liquid entered into the Arrangement Agreement with LBIX.

On January 15, 2018, Liquid announced that it had closed the acquisition of Majesco. Liquid also announced it intends to complete the Liquid Financing. The Class B Series 1 Preferred Shares being offered pursuant to the Liquid Financing will be convertible to common shares in Liquid on a one-for-one basis or into the Combined Company following completion of the Agreement on the same conversion terms as the Liquid Shares are subject to under the Arrangement. The Class B Series 1 Preferred Shares will also be entitled to an 8% annual dividend paid quarterly and are redeemable at Liquid’s option. Closing of the Liquid Financing is conditional upon securities issuable upon the conversion of the Class B Series 1 Preferred Shares being conditionally approved for listing and trading on a recognized stock exchange or quotation system. Net proceeds from the Liquid Financing will be used by Liquid for working capital to continue the development of a vertically integrated studio across film, tv and gaming through a system of shared IP, network facilities and existing partnerships.

On May 28, 2018, Liquid announced that Krysanne Katsoolis has stepped down from her role as CEO and would continue to act as President of Liquid.

DIVIDENDS OR DISTRIBUTIONS

Liquid has not, since the date of its incorporation, declared or paid any cash dividends on its Liquid Shares and does not currently have a policy with respect to the payment of dividends. For the immediate future Liquid does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the earnings, if any, and Liquid’s financial condition and such other factors as the Liquid Board considers appropriate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquid’s MD&A for the years ended November 30, 2015, 2016 and 2017 and for the three month period ended February 28, 2018 are incorporated by reference. The MD&A’s should be read in conjunction with Liquid’s condensed consolidated interim financial statements for the three-month period ended February 28, 2018 and the audited annual consolidated financial statements for the 2015, 2016 and 2017 fiscal years, respectively, together with the notes thereto, which are also incorporated by reference. See “Liquid Documents Incorporated By Reference” below.

Outstanding Security Data

The authorized share capital of Liquid consists of an unlimited of common shares (the “Liquid Shares”) without par value and unlimited of preferred shares (the “Liquid Preferred Shares”) without par value. As at the date of this Circular, there were:

1.	11,221,905 Liquid Shares issued and outstanding;

2.	Nil Liquid Preferred Class “A” Shares issued and outstanding;

3.	Nil Liquid Preferred Class “B” Shares issued and outstanding;

4.	2,835,847 common shares reserved for issuance pursuant to Liquid Warrants, of which 39,840 Liquid Warrants are exercisable at a price of $0.25 until August 18, 2019, 285,174 Liquid Warrants are exercisable at a price of $0.75 until March 14, 2022, 210,833 Liquid Warrants are exercisable at a price of $0.75 until April 6, 2022, 1,150,000 are exercisable at a price of USD$0.50 until September 5, 2020 and 1,150,000 are exercisable at a price of USD$1.00 until September 5, 2020; and

5.	1,100,000 common shares reserved for issuance pursuant to outstanding Liquid Options, which are exercisable at a price of $0.75 per common share.

Additional Disclosure for Companies without Significant Revenue

The financial statements of Liquid incorporated by reference provide a breakdown of expenses incurred by Liquid for the annual periods ended November 30, 2015, 2016 and 2017 and the interim period ended February 28, 2018.

Liquid Common Shares

The holders of the Liquid Shares are entitled to receive notice of and to attend and vote at all meetings of the Liquid shareholders and each Liquid Share confers the right to one vote in person or by proxy at all meetings of the Liquid shareholders. The holders of the Liquid Shares, subject to the prior rights, of the holders of the Liquid Preferred Shares, are entitled to receive such dividends in any financial year as the Liquid Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of Liquid, whether voluntary or involuntary, the holders of the Liquid Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of Liquid, the remaining property and assets of Liquid.

Liquid Preferred Shares

Unless the Liquid Board otherwise determines in the articles of amendment designating a series of Liquid Preferred Shares, the holder of Liquid Preferred Shares shall not be entitled to receive notice of or vote at any meeting of Liquid Shareholders. Upon issuance, the directors may designate the rights, privileges, restrictions and conditions attaching to each series of Liquid Preferred Shares, including but not limited to the rate or amount of dividends, redemption or conversion price and the terms and conditions of such redemption. The holder of Liquid Preferred Shares are entitled to receive dividends, and in the event of liquidation, dissolution or winding-up of Liquid will be entitled to receive the remaining property and assets of Liquid on pro rata with the other holders of Liquid Preferred Shares and will rank in priority over the holders of Liquid Shares.

Liquid Options

The Liquid Options are granted pursuant to the Liquid Stock Option Plan, which was approved most recently by the Liquid Shareholders on July 28, 2017.

The following information is intended as a brief description of the Liquid Stock Option Plan and is qualified in its entirety by the full text of the Liquid Stock Option Plan.

The Liquid Stock Option Plan is a “rolling” stock option plan under which options may be granted equal in number to 15% of the issued and outstanding capital of Liquid at the time of grant of the stock option. The objective of the plan is to provide for and encourage ownership of common shares of Liquid by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in Liquid and benefit from increases in the value of the common shares. The Liquid Stock Option Plan is designed to be competitive with the benefit programs of other companies in the film industry.

Some of the more material attributes of the Liquid Stock Option Plan are as follows:

•	Options may be granted to directors, employees, management company employees and consultants;

•	All options granted pursuant to the Liquid Stock Option Plan shall be subject to applicable corporate and securities laws, and rules and policies of any stock exchange or exchanges on which the Shares may be listed on in the future, and any other regulatory body having jurisdiction thereafter (collectively, “Applicable Laws”);

•	The exercise price of the Liquid Shares shall be determined by the board of directors, subject to applicable stock exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Applicable Laws;

•	The aggregate number of Liquid Shares issuable upon the exercise of all options granted under the Liquid Stock Option Plan shall not exceed 15% of the issued and outstanding Liquid Shares from time to time;

•	No single participant may be granted options to purchase a number of Liquid Shares equaling more than 5% of the issued Shares of Liquid in any twelve-month period, unless Liquid meets requirements under Applicable Laws;

•	Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of Liquid in any twelve-month period to any one consultant of Liquid;

•	Options shall not be granted if the exercise thereof would result in the issuance of more than 1% of the issued Shares of Liquid in any twelve-month period to any person conducting investor relations activities (as such term is defined in the policies of the applicable exchange). Options granted to persons performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than 1⁄4 of the options vesting in any three-month period;

•	The board of directors may determine the term of the options, but the term shall in no event be greater than ten years from the date of issuance; and

•	Terms of vesting of the options, the eligibility of directors, officers, employees, management company employees and consultants to receive options and the number of options issued to each participant shall be determined at the discretion of the board of directors.

CONSOLIDATED CAPITALIZATION

Other than as disclosed in the “Information Relating to Liquid - Material Contracts” section of this Circular, there have not been any material changes in the share and loan capital of Liquid, on a consolidated basis, since February 28, 2018, the date of Liquid’s most recently filed financial statements.

PRIOR SALES

The following table summarizes the issuances of Liquid Shares and Liquid Options granted by Liquid within the 12 months prior to the date of this Circular.

Date of sale	Price per Liquid Share or Exercise Price per Liquid Option			Number and Type of Securities	Reasons for issuance
March 14, 2017		$0.60		588,749 units(1)	Financing
April 6, 2017		$0.60		449,166 units(1)	Financing
May 19, 2017		$0.60		103,500 common shares	Settlement of Debt
June 5, 2017		$0.75		1,153,614 options	Employment Incentives
July 7, 2017		$0.65		10,769 common shares	Settlement of Debt
September 6, 2017		—	(2)	1,150,000 units(2)	Financing
September 6, 2017	U.S.$	1.00		206,500 common shares	Financing

Notes:

(1)	Each unit was comprised of one common share and one-half of one share purchase warrant of Liquid, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for a term of five years from closing.
(2)	Each unit had a subscription price of U.S.$0.10 and was comprised of two warrants, where one warrant entitles the holder to purchase one common share at a price of U.S.$0.50 for three years from closing, and one warrant entitles the holder to purchase one common share at a price of U.S.$1.00 for three years from closing.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and executive officers of Liquid, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of Liquid:

Shareholder	Number of Shares	Percentage of Issued Capital(1)
Joshua Jackson(2)	1,776,666	15.8%

Notes:

(1)	Based on 11,221,905 Common Shares being issued and outstanding as of the Liquid Record Date.
(2)	Mr. Jackson is a director of Liquid.

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides the names, province or state and country of residence, positions and offices, and principal occupations of each of the directors and executive officers of Liquid as at the date of the Circular.

Name, province or state and country of residence and position, if any, held in Liquid	Principal occupation during the past five years	Served as director of Liquid since	Number of common shares of Liquid beneficially owned, directly or indirectly, or controlled or directed at present(1)
Krysanne Katsoolis(2) New York, New York United Stated President	President and CEO of Liquid and Attorney	March 13, 2013	390,000

Joshua Jackson(2) Los Angeles, California United States Chairman	Actor and chairman of Liquid and Waterproof	January 24, 2014	1,776,666

Daniel Cruz Vancouver, British Columbia Canada Chief Financial Officer	Chief Financial Officer of Liquid and Senior Investment Advisor	May 1, 2017	206,000

Charles Brezer(2) Vancouver, British Columbia Canada	Entrepreneur and businessman	October 14, 2015	212,000

Notes:

(1)	The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.
(2)	Member of Liquid’s audit committee.

Corporate Cease Trade Orders or Bankruptcies

No director of Liquid is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including Liquid, that while that person was acting in that capacity:

a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of Liquid has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder.

Conflict of Interest

Certain directors and officers Liquid are also directors, officers or shareholders of other companies that are similarly engaged in the entertainment industry. Such associations to other companies in this sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Liquid may not be made available to Liquid, but rather may be offered to a company with competing interests. The directors and senior officers of Liquid are required by law to act honestly and in good faith with a view to the best interests of Liquid and to disclose any personal interest which they may have in any project or opportunity of Liquid, and to abstain from voting on such matters.

The directors and officers of Liquid are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and Liquid will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

EXECUTIVE COMPENSATION

Under this heading, Liquid is including the disclosure required by Form 51-102F6V Statement of Executive Compensation – Venture Issuer.

Named Executive Officers

During the financial year ended November 30, 2017, Liquid had three Named Executive Officers (“NEOs”) being, Krysanne Katsoolis, the President and Chief Executive Officer (“CEO”), and Kyle Stevenson and Daniel Cruz, who each served as the Chief Financial Officer (“CFO”) of Liquid.

“Named Executive Officer” means: (a) each CEO, (b) each CFO, (c) Liquid’s most highly compensated individual acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of Liquid, nor acting in a similar capacity, at the end of that financial year.

Summary Compensation Table Excluding Compensation Securities

The following table summarizes the compensation excluding compensation securities paid to each of the NEOs and the Liquid Board for the last two completed financial years:

Name and Principal Position	Year	Salary, Consulting Fee, Retainer or Commission ($)		Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compen- sation ($)	Total Compen- sation ($)
Krysanne Katsoolis	2017	152,390	(1)	Nil	Nil	Nil	Nil	152,390
President and director	2016	120,000	(1)	Nil	Nil	Nil	Nil	120,000

Daniel Cruz	2017	100,000	(3)	Nil	Nil	Nil	Nil	100,000
CFO and director(2)	2016	N/A		N/A	N/A	N/A	N/A	N/A

Charles Brezer	2017	112,500	(4)	Nil	Nil	Nil	Nil	112,500
Director	2016	30,000		Nil	Nil	Nil	Nil	30,000

Joshua Jackson	2017	Nil		Nil	Nil	Nil	Nil	Nil
Chairman and director	2016	Nil		Nil	Nil	Nil	Nil	Nil

Kyle Stevenson	2017	15,000		Nil	Nil	Nil	Nil	15,000
Former CFO and director(5)	2016	30,000		Nil	Nil	Nil	Nil	30,000

Notes:

(1)	Liquid incurred management fees payable to Five Zoo C&D Inc., a company controlled by Ms. Katsoolis.
(2)	Mr. Cruz has served as CFO and a director of Liquid since May 1, 2017.
(3)	Liquid incurred management fees payable to Warwel Den Inc., a company controlled by Mr. Cruz.
(4)	Liquid incurred management fees payable to Ispani Holdings Ltd.., a company controlled by Mr. Brezer.
(5)	Mr. Stevenson resigned from his role as CFO and a director on May 1, 2017.

Stock Options and Other Compensation Securities

The table below sets out all compensation securities granted or issued to each NEO and director of Liquid in the financial year ended November 30, 2017 for services provided or to be provided to the Company.

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class(1)	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)		Expiry Date
Krysanne Katsoolis President and director(2)	Options	400,000 3.56%	June 1, 2017	$0.75	$0.60	$1.29	(3)	May 31, 2022
Daniel Cruz CFO and director(4)	Options	400,000 3.56%	June 1, 2017	$0.75	$0.60	$1.29	(3)	May 31, 2022
Charles Brezer Director(5)	Options	400,000 3.56%	June 1, 2017	$0.75	$0.60	$1.29	(3)	May 31, 2022

Notes:

(1)	Based on 11,221,905 Liquid Shares issued and outstanding as of the day of this Circular.
(2)	Ms. Katsoolis currently holds a total of 400,000 options to purchase common shares in Liquid.
(3)	Based on an USD to CAD exchange rate of 1.29 on November 30, 2017.
(4)	Mr. Cruz currently holds a total of 300,000 options to purchase common shares in Liquid.
(5)	Mr. Brezer currently holds a total of 400,000 options to purchase common shares in Liquid.

Exercise of Compensation Securities by Directors and NEOs

The table below sets out all securities exercised by each NEO and director of Liquid in the financial year ended November 20, 2017.

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Daniel Cruz CFO and director(2)	Options	100,000	$0.75	September 12, 2017	$1.29	$0.54	$54,000

Stock Option Plan

A description of the Liquid Stock Option Plan is contained under the heading “Management Discussion and Analysis – Liquid Options” above. The Liquid Stock Option Plan was previously approved by its shareholders at its annual general meeting held on July 28, 2017.

Employment, Consulting and Management Agreements

Liquid has consulting agreements for services with three of its directors and officers. Krysanne Katsoolis has a management agreement with Liquid whereby she is compensated at a rate of USD$10,000 per month to provide services as President. Daniel Cruz has a management agreement with Liquid whereby he is compensated at a rate of $10,000 per month to provide CFO services. Charles Brezer has a consulting agreement for serving as a director of the Liquid Board whereby he is paid at a rate of $10,000 per month. The above directors and officers are engaged on a month to month basis.

Oversight and Description of Director and NEO Compensation

The Liquid Board determines, by way of discussions at meetings, the compensation to be paid to the executive officers of Liquid. Liquid at this time does not have a formal compensation program with specific performance goals or similar conditions; however, the performance of each executive is considered along with Liquid’s ability to pay compensation and its results of operation for the period. Liquid does not use any benchmarking in determining compensation or any element of compensation.

Pension Benefits

Liquid does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Equity Compensation Plan Information

The following table sets out those securities of Liquid which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	1,100,000	N/A	583,286
Equity compensation plans not approved by the securityholders	N/A	N/A	N/A

Total	0		583,286

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of Liquid, or their respective associates or affiliates, are or have been indebted to Liquid since the beginning of the most recently completed financial year of Liquid.

AUDIT COMMITTEE

Liquid is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of Liquid or an affiliate of Liquid.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Appendix P to this Circular.

Composition of Audit Committee and Independence

Liquid’s current Audit Committee consists of Joshua Jackson (Chair), Krysanne Katsoolis and Charles Brezer.

National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with Liquid, which could, in the view of the Liquid Board, reasonably interfere with the exercise of the member’s independent judgment. Joshua Jackson and Charles Brezer are “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Liquid’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

Krysanne Katsoolis – Ms. Katsoolis is an entertainment attorney and a member of the New York State Bar, with over 20 years’ experience specializing in film acquisition, financing, co-production and distribution. Ms. Katsoolis’ experience includes business and legal affairs at Miramax Films, and she is also a director of Waterproof. Ms. Katsoolis is a Fulbright Scholar with a Masters of Law Degree from Columbia University and a Bachelor of Arts and Bachelor of Laws from the University of Sydney.

Joshua Jackson – Mr. Jackson Director of Liquid, Chairman of the Board; Chairman of Waterproof; Actor/Producer/Director with over 20 years’ experience in the film industry. Mr. Jackson has won several awards and nominations for his film and television work, including a Genie for best actor and a “Screen Actors Guild” award. He has starred in Golden Globe winning show “The Affair”, “Dawson’s Creek” and “Fringe” with J.J Abrams as Director/Producer. As a 23-year member of the Screen Actors Guild and a 13 year member of the Directors Guild of America. Mr. Jackson has maintained an active engagement in business aspects of the industry as a private investor and participation in production management. He has a thorough understanding of the financial components of funding and operating film and entertainment businesses.

Charles Brezer – Mr. Charles Brezer is an entrepreneur and businessman with over fifteen years of business experience. Mr. Brezer has experience in taking businesses from infancy to concept development to commercial growth. Mr. Brezer has been a member of the audit committee of Liquid since his appointment to the Liquid Board.

Audit Committee Oversight

Since the commencement of Liquid’s most recently completed financial year, the Audit Committee of Liquid has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Liquid Board.

Reliance on Certain Exemptions

Since the commencement of Liquid’s most recently completed financial year, Liquid has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by Liquid and its subsidiaries to Charlton and Company, Chartered Professional Accountants, for services rendered in the last two fiscal years:

	2017	2016
	($)	($)
Audit fees(1)	48,100	18,870
Audit related fees(2)	N/A	N/A
Tax fees(3)	N/A	N/A
All other fees(4)	N/A	N/A
Total	$48,100	$18,870

Notes:

(1)	“Audit fees” include aggregate fees billed by Liquid’s external auditor in each of the last two fiscal years for audit fees.
(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by Liquid’s external auditor that are reasonably related to the performance of the audit or review of Liquid’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by Liquid’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by Liquid’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”), requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in Canada’s National Policy 58-201. These Guidelines are not prescriptive, but have been used by Liquid in adopting its corporate governance practices. The Liquid Board and management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. Liquid’s approach to corporate governance is set out below.

Board of Directors

As of the date of this Prospectus, the Liquid Board consists of four directors: Krysanne Katsoolis, Joshua Jackson, Daniel Cruz and Charles Brezer.

NI 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from holding shares or securities in the company. In addition, where a company has a significant shareholder, NI 58-101 suggests that the board of directors should include a number of directors who do not have interests in either the company or the significant shareholder. The independent directors would exercise their responsibilities for independent oversight of management and meet independently of management whenever deemed necessary.

At this time, Joshua Jackson and Charles Brezer are considered to be “independent” within the meaning of NI 58-101. Krysanne Katsoolis, by reason of her holding the offices of President and Chief Executive Officer, and Daniel Cruz, by reason of him being Chief Financial Officer, are considered to be “non-independent”.

Since Liquid is a venture issuer, it relies on the exemption in section 6.1 of National Instrument 52-110 as it relates to Part 3 of the same, which requires that an audit committee be made up of non-independent directors.

Orientation and Continuing Education

Each new director of Liquid is briefed about the nature of Liquid’s business, its corporate strategy and current issues within Liquid. New directors are encouraged to review Liquid’s public disclosure records as filed on SEDAR at www.sedar.com. Directors are also provided with access to management to better understand the operations of Liquid, and to Liquid’s legal counsel to discuss their legal obligations as directors of Liquid.

Ethical Business Conduct

The Liquid Board has a written code of ethical conduct for its directors, officers and future employees.

The Liquid Board is also required to comply with the conflict of interest provisions of the BCA and relevant securities regulation in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director is required to declare the nature and extent of his interest and is not entitled to vote on any matter that is the subject of the conflict of interest. See “Directors and Executive Officers - Conflicts of Interest” and “Risk Factors”.

Nomination of Directors

Liquid’s management is in contact with individuals involved in the film and entertainment industry. From these sources management has made a number of contacts and in the event that Liquid requires any new directors, such individuals will be brought to the attention of the Liquid Board. Liquid will conduct reference and background checks on suitable candidates. New nominees generally must have a track record in business management, areas of strategic interest to Liquid, the ability to devote the time required to carry out the obligations and responsibilities of a director and a willingness to serve in that capacity.

Compensation Committee

At present, the Liquid Board as a whole determines the compensation of the Company’s Chief Executive Officer and Chief Financial Officer and does so with reference to industry standards and the financial situation of Liquid. The Liquid Board has the sole responsibility for determining the compensation of the directors of Liquid. For details on compensation to directors, see “Director Compensation”. Given the Liquid’s size, limited operating history and lack of revenues, the Liquid Board does not plan to form a compensation committee to monitor and review the salary and benefits of the executive officers of the Company at the present time. The Liquid Board will carry out these functions until such time as it deems the formation of a compensation committee is warranted.

Governance Committee

Other than as disclosed herein, there are no committees of the Liquid Board as of the date of this Circular.

Assessments

Neither Liquid nor the Liquid Board has developed a formal review system to assess the performance of the directors or the Liquid Board as a whole. The contributions of individual directors are monitored by other members of the Liquid Board on an informal basis through observation.

RISK FACTORS

The business and operations of Liquid are subject to numerous risks. There are risks in every business and the mining industry has its own inherent risks. The following discussion summarizes the principal risk factors that apply to Liquid’s business. Any one or more of such risk factors could materially affect Liquid’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Liquid.

Negative Operating and Investing Cash Flows

Liquid has negative operating and investing cash flows to date, reporting a negative cash flow from operating activities of $1,137,210 and a negative cash flow from investing activities of $585,067 for the year ended November 30, 2017. Liquid’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof.

Additional Financing

Liquid has no assurance that additional funding, equity or debt will be available for the production of feature films. There can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of future projects

Dilution

In order to finance its capital intensive projects, Liquid may raise funds through the issuance of common shares or the issuance of debt instruments or other securities convertible into common shares. Liquid cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into common shares, or the effect, if any, that future issuances and sales of Liquid’s securities will have on the market price of the common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, investors will suffer dilution to their voting power and Liquid may experience dilution in its earnings per share.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Like most companies, Liquid is subject to the threat of litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. Other than as disclosed herein, Liquid is not currently involved in any disputes with other parties which it believes might result in litigation. If Liquid is unable to resolve future legal disputes favourably, it could have a material adverse effect on its consolidated financial position or results of operations.

Management and Technical Personnel

The success of Liquid is currently largely dependent on the performance of its officers and technical personnel. Shareholders will be relying on the good faith, experience and judgment of Liquid’s management and advisors in supervising and providing for the effective management of the business of Liquid. There is no assurance Liquid can maintain the services of its officers or other qualified technical personnel required to operate its business. The loss of the services of one or more of these persons could have a material adverse effect on Liquid’s business and prospects.

Employee and Contractor Relations

The further development of Liquid’s projects is dependent on the efforts of, and maintaining good relationships with, Liquid’s employees and contractors. Relations between Liquid and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, and unions. Adverse changes in legislation or in the relationship between Liquid and its employees and contractors may have a material adverse effect on Liquid’s business, results of operations, and financial condition.

Dependence on Key Executives and Employees

Liquid is dependent upon the services of key executives, including the directors of Liquid. Additionally, the success of Liquid’s project exploration and development programs is to a significant degree directly dependent on the efforts and abilities of a small number of highly skilled and experienced executives, management, key employees and contractors whose expertise and competence is relied upon at management’s discretion.

Due to the relatively small size of Liquid, the loss of key persons or the inability of Liquid to attract and retain additional highly-skilled employees may adversely affect its business and future operations. The loss of one or more key employees or contractors, if not replaced, could adversely affect Liquid’s project exploration and development programs, consolidated operations and financial condition.

Performance risk

Liquid has begun to invest and produce its own content. The ability to secure distribution or licencing contracts is a difficulty that may be encountered. The ultimate profitability of the project and Liquid is subject to the successful sales of these projects.

Market acceptance

Each intellectual property produced has an inherent risk that it will not be accepted by the market despite large-scale advertising and distribution. There can be no assurances that a property will be accepted by the market regardless of production or distribution strategies.

Potential for budget overruns and other production risks

Actual television program, DVD / video, and feature film costs may exceed their budgets, sometimes significantly in the case of feature films, although television program and DVD / video costs typically do not. Risks such as labour disputes, death or disability of a star performer or other key personnel, rapid technological changes, shortage of necessary equipment, damage to master tapes and recordings, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although Liquid has historically completed its productions within budget, there can be no assurance that it will continue to do so. In the event of substantial budget overruns, Liquid may have to seek additional financing from outside sources in order to complete production of a television program, DVD / video or feature film. No assurance can be given as to the availability of such financing on terms acceptable to Liquid. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on Liquid’s results of operations.

Dependence on Entertainment Industry

Liquid is dependent on the success of the film and television industries. The success of these industries in turn is dependent on a number of factors, including the availability of alternative forms of entertainment and leisure activities, general economic conditions and international demand for content originating in North America.

Hedging Policy

Hedge and derivative products are generally used to manage risks associated with changes in commodity prices and foreign currency exchange rates. At this time, Liquid does not have any producing properties and, therefore, does not have a hedging policy. Liquid has no current intention of adopting such a policy and accordingly, Liquid has no protection from declines in gold and other mineral prices or from currency fluctuations.

Currency Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that Liquid incurs in its operations. Liquid is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

Insurance and Uninsured Risks

The business of Liquid is subject to a number of risks and hazards generally.

Although Liquid may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks and insurance obtained may contain exclusions and limitations on coverage. Liquid may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Losses from these events may cause Liquid to incur significant costs that could have a material adverse effect upon its business, consolidated financial performance and results of operations.

Conflicts of Interest

Certain of the directors and officers of Liquid also serve as directors and/or officers of other companies involved in similar industries to Liquid and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Liquid’s directors understand that any decision made by any of such directors and officers involving Liquid should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Liquid and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the applicable corporate laws and other applicable laws, as amended or supplemented from time to time.

Global Financial Condition

In recent years, global financial conditions have been subject to volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by the related liquidity crisis. As such, Liquid is subject to (i) counterparty risk and (ii) liquidity risk.

Liquid is exposed to various counterparty risks including through financial institutions that hold Liquid’s cash and through Liquid’s insurance providers. Liquid is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Liquid to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Liquid. If volatility and market turmoil continues, Liquid operations could be adversely impacted and the trading price of the common shares could be adversely affected.

LEGAL PROCEEDINGS AND REGULATORY

There are no legal proceedings outstanding, threatened or pending as of the date of this Circular by or against Liquid or to which it is a party or its business or any of its assets is the subject of, nor to the knowledge of the directors and officers of Liquid are any such legal proceedings contemplated which could become material to a purchaser of Liquid’s securities.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

Other than transactions carried out in the ordinary course of business of Liquid or any of its subsidiaries, none of the directors or executive officers of Liquid or a subsidiary at any time during Liquid’s last completed financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of Liquid, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Liquid.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Liquid are Charlton and Co., Chartered Professional Accountants, Vancouver, British Columbia (“Charlton”).

The transfer agent and registrar for the Liquid Shares is Computershare Investor Services Inc. (“Computershare”). The register of transfers of the Liquid Shares are maintained by Computershare at its offices in Vancouver, British Columbia.

EXPERTS

Liquid relies on experts to audit its annual consolidated financial statements.

Charlton are Liquid’s auditors and have prepared an opinion with respect to Liquid’s consolidated financial statements as at and for the years ended November 30, 2015, 2016 and 2017 and Liquid’s financial statements for the interim period ended February 28, 2018. Charlton report that they are independent of Liquid in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

None of the aforementioned qualified persons received or has received a direct or indirect interest in the property of Liquid or of any associate or affiliate of Liquid. As of the date hereof, to Liquid’s knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of Liquid.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

The information contained in this Circular is given as of June 8, 2018, except as otherwise indicated. Financial information is provided in Liquid’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and the interim period ended February 28, 2018.

A copy of Liquid’s management’s discussion and analysis and the consolidated financial statements for Liquid’s most recently completed financial year, including the auditor’s report thereon, together with any subsequent interim financial statements, may be obtained, without charge, upon request from Investor Relations of Liquid at 1000 – 409 Granville Street, Vancouver, BC V6C 1T2, by calling (778) 840-4571 or by email request to daniel@liquidmediagroup.co.

Information contained in or otherwise accessible through Liquid’s website does not form a part of this Circular and is not incorporated by reference into this Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that Liquid files with the Canadian Securities Administrators under Liquid’s profile on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

FINANCIAL STATEMENTS

See Appendix M to this Circular for Majesco’s annual consolidated financial statements for the year ended October 31, 2017.

LIQUID DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by Liquid with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in this Circular:

1.	Arrangement Agreement dated January 14, 2018;

2.	the annual financial statements of Liquid as at and for the years ended November 30, 2015, 2016 and 2017, together with the notes thereto and the auditor’s report thereon;

3.	management’s discussion and analysis of financial condition and results of operations for the year ended November 30, 2017;

4.	the unaudited interim financial report of Liquid for the period ended February 28, 2018 (except for the Notice of No Auditor Review);

5.	management’s discussion and analysis of financial condition and results of operations for the period ended February 28, 2018;

6.	the material change report of Liquid dated September 27, 2017 in respect of the announcement of the Original Arrangement Agreement;

7.	the material change report of Liquid dated January 24, 2018 in respect of the announcement of the Arrangement Agreement; and

8.	the material change report of Liquid dated June 7, 2018 in respect of the announcement of Krysanne Katsoolis stepping down as CEO.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Liquid at 1000 – 409 Granville Street, Vancouver, British Columbia V6C 1T2, by calling (778) 840-4571 or by email request to daniel@liquidmediagroup.co. These documents are also available through the internet on SEDAR which can be accessed at www.sedar.com.

Any document of the type required by Item 11.1 of Form 44-101F1 – Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by Liquid with applicable securities commissions or similar authorities in Canada on SEDAR at www.sedar.com after the date of this Circular and before the Liquid Meeting, are deemed to be incorporated by reference into this Circular.

APPENDIX B

INFORMATION RELATING TO LBIX

The following information is presented on a pre-Arrangement basis and reflects certain selected information of LBIX. See “Appendix A - Information Relating to Liquid” and “Information Relating to the Combined Company” for business, financial and share capital information relating to Liquid and the Combined Company, respectively. Further information regarding LBIX is set forth in the LBIX management’s discussion and analysis of financial condition and results of operations for the year ended February 28, 2018 and the LBIX management’s discussion and analysis of financial condition and results of operations for the period ended November 30, 2017, both of which are incorporated by reference herein.

Corporate Summary

LBIX was originally incorporated under laws of the Province of British Columbia on February 4, 1986 under the name “2060 Investments Ltd.”. The name was changed to “Camfrey Resources Ltd.” on May 21, 1986; to “Brio Industries Inc.” on March 16, 1993; and finally to “Leading Brands, Inc.” on October 25, 1999. LBIX has a head office located at Suite 101 – 33 West 8th Avenue, Vancouver, British Columbia, V5Y 1M8.

LBIX is a reporting issuer in the province of British Columbia. The fiscal year end of LBIX is February 28.

The authorized share capital of LBIX consists of the following securities:

•	500,000,000 common shares without par value, of which 2,802,412 common shares were issued and outstanding as of the date of this Circular.

•	20,000,000 Preferred shares without par value, of which 0 Preferred shares were issued and outstanding as of the date of this Circular.

•	1,000,000 Series A Preferred shares without par value, of which 0 Series A Preferred shares were issued and outstanding as of the date of this Circular.

•	100 Series B Preferred shares without par value, of which 0 Series B Preferred shares were issued and outstanding as of the date of this Circular.

•	1,000,000 Series C Preferred shares without par value, of which 0 Series C Preferred shares were issued and outstanding as of the date of this Circular.

•	4,000,000 Series D Preferred shares without par value, of which 0 Series D Preferred shares were issued and outstanding as of the date of this Circular.

•	4,000,000 Series E Preferred shares without par value, of which 0 Series E Preferred shares were issued and outstanding as of the date of this Circular.

Intercorporate Relationships

Following the disposition of LBIX’s legacy beverage assets on September 15, 2017 (See “Description of the Business”), LBIX has no material subsidiaries as of the date of this Circular.

DESCRIPTION OF THE BUSINESS

Summary

LBIX was incorporated under the Company Act (British Columbia) on February 4, 1986 under the name “2060 Investments Ltd.” On May 21, 1986, LBIX changed its name to “Camfrey Resources Ltd.” On March 16, 1993, LBIX changed its name to “Brio Industries Inc.,” and on October 25, 1999, LBIX changed its name to Leading Brands, Inc.

Since its incorporation in 1986, LBIX has been active in various industries and has been in the business of acquiring, restructuring and disposing of assets. Initially, LBIX was focused on the mining industry.

Subsequently, LBIX became a finance business, a precious metals refining business, an oil field service business, a water extraction business, a carbonated soft drink private label bottling business, a food packaging and distribution business, a new-age beverage licensing business, a healthy juice bottling business, a co-packing business and, finally, a premium water distribution business.

With each venture, LBIX has acquired an asset or a business and built it up, reinvested the cash and then moved on to a subsequent venture. Since inception, management of LBIX has focused on locating emerging businesses, capitalizing on them and moving on to other strategic ventures.

In the fiscal year ended February 28, 2017, Leading Brands of Canada, Inc. (“LBCI”) was the principal operating subsidiary engaged in LBIX’s beverage business in Canada, and Neurogenesis Inc. (formerly Blue Beverage Company, Inc.) was the principal sales subsidiary in the United States. On September 15, 2017, in preparation for LBIX’s planned entry into the film and gaming content creation business, LBIX disposed of its legacy beverage assets through the disposition of its subsidiaries to a company in which Mr. Ralph McRae, a director and officer of LBIX, is an officer, director and, together with members of his family, a majority shareholder, for $325,000, which is net of assumed liabilities for certain employee obligations and other matters, all of which is subject to certain working capital adjustments (the “Legacy Transaction”). An additional $600,000 is held in escrow as security for payment of certain liabilities that remain the responsibility of LBIX. In addition, LBIX is entitled to any excess amounts realized via a sublease of office and warehouse premises in Vancouver, Canada between LBCI and Richmond Holdings Ltd. (“Richmond Holdings”) after all costs and expenses arising in relation to that head lease (the “Lease”). The transaction was reviewed and approved by the disinterested directors of LBIX.

Unless otherwise noted, the disclosure in this section “Description of the Business” has been provided as at the fiscal year ended February 28, 2018.

Employees

The following table summarizes the number of employees of LBIX for the past three fiscal years as at the end of each fiscal year:

	February 28, 2018	February 28, 2017	February 29, 2016
Canada	0	24	73

United States	0	0	0

Foreign Operations

Substantially all of LBIX’s operations, assets and employees were located in Canada.

In the fiscal year ended February 28, 2018, LBIX recorded $19,703 in interest income from bank balances compared to $nil in the prior fiscal year.

LBIX recorded $3,995 in other income in fiscal year ended February 28, 2018, compared to $nil in the prior fiscal year. This income represents the net proceeds on the sublease revenue derived from the office on 33 West 8th Avenue in Vancouver, British Columbia.

Lending

LBIX does not borrow monies and is indebted only to obligations that arise in the normal course of its business.

THREE-YEAR HISTORY

During the fiscal years ended February 28, 2017 and February 28, 2018, LBIX exited the beverage bottling, distribution, sales, merchandising, and branding business in order to take advantage of perceived growth opportunities in the film and gaming content creation and distribution business. As set out elsewhere herein, LBIX has entered into the Arrangement Agreement to acquire a 100% interest in Liquid pursuant to the Arrangement. Liquid’s primary business is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution. The acquisition of Liquid is subject to LBIX obtaining various regulatory, exchange, and court approvals which are outside LBIX’s direct control. As such, LBIX is unable to make any representation that the acquisition will be successfully completed or approved.

In the fiscal year ended February 28, 2017, LBIX sold its 50,000 square foot bottling plant in Edmonton, Alberta. As part of the sale of its legacy beverage assets, on September 15, 2017 LBIX disposed of its legacy beverage assets through the disposition of its subsidiaries pursuant to the Legacy Transaction. An additional $600,000 is held in escrow as security for payment of certain liabilities that remain the responsibility of LBIX. In addition, LBIX is entitled to any excess amounts realized via a sublease of office and warehouse premises in Vancouver, Canada between LBCI and Richmond Holdings after all costs and expenses arising in relation to the Lease. The transaction was reviewed and approved by the disinterested directors of LBIX.

On September 17, 2017, LBIX entered into an arrangement agreement to acquire 100% of Liquid pursuant to the Arrangement. Liquid’s primary business is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television, and gaming content from inspiration to distribution. At the time of this announcement, LBIX anticipated that its shareholders would hold 22.637% and Liquid shareholders would hold 77.363% of the Combined Company. LBIX also announced its intention that at the time of the closing of the Arrangement, that all of its board members, with the exception of Mr. Tom Gaglardi, would resign and be replaced by Messrs. Jackson, Brezer and Cruz, and Ms. Katsoolis, who are directors and an officer of Liquid.

On January 15, 2018, LBIX announced an amendment to the arrangement agreement by entering into the amended and restated definitive arrangement agreement dated January 14, 2018 with Liquid relating to the Arrangement whereby the original agreed valuation of existing LBIX Shares was increased from USD$1.50 per share to USD$1.78 per share. As a result, LBIX ’s Shareholders are anticipated to hold 25.8% and Liquid Shareholders are anticipated to hold 74.2% of the Combined Company. At the same time, LBIX announced that Liquid had acquired 51% of Majesco, a proven gaming publisher. The acquisition of Majesco by Liquid satisfied one of the key terms of the Arrangement Agreement relating to the Arrangement whereby Liquid shall acquire a gaming studio.

On January 15, 2018, LBIX announced that Liquid had successfully acquired 51% of Majesco, a proven gaming publisher. The acquisition of Majesco by Liquid satisfied one of the key terms of the Arrangement Agreement whereby Liquid shall acquire a gaming studio. Majesco is the developer of mobile, console, and desktop downloadable games including such hits as “A Boy and his Blob” and “Gone Home.” In order to advance Majesco’s development of its gaming business in the growing Asian market, in Q1 of 2018, LBIX announced that it had entered into a support agreement with Majesco, whereby LBIX will invest in the exploitation of Majesco’s gaming properties in Asia. In order to assist Liquid with the development of its gaming business (and in advance of the closing of the preferred share financing investment), LBIX agreed to advance funds to Majesco so that Majesco can retain WPIC to assist Majesco to develop its intellectual properties and gaming content in the People’s Republic of China. Under the terms of the support agreement, LBIX agreed to invest USD$50,000 to Majesco as consideration for receiving 5% of Majesco’s net profits from its sales of gaming assets in Asia for a period of 5 years. On February 5, 2018, LBIX advanced an initial tranche of USD$25,000 of its planned USD$50,000 investment to Majesco. This amount is refundable from Majesco if the Arrangement is not completed by June 1, 2018.

On January 23, 2018, LBIX received notice from the NASDAQ Staff indicating that LBIX no longer complied with the Rule, based in part upon LBIX ’s non-compliance with the minimum $2.5 million stockholders’ equity requirement for continued listing on the NASDAQ as of November 30, 2017 and LBIX was granted a 45-day period to submit a plan to regain compliance with the Rule. On March 23, 2018, the NASDAQ Staff granted LBIX an extension of time to regain compliance with the Rule. The terms of the extension are as follows: on or before July 23, 2018, LBIX will submit an application for the post-Arrangement entity to list on the NASDAQ, comply with all initial listing standards of the NASDAQ, and receive approval to trade the securities of the post-Arrangement entity on the NASDAQ. LBIX believes that upon closing the Arrangement, that the resulting Combined Company will meet all applicable requirements for listing on the NASDAQ. If LBIX is unable to complete the Arrangement, or, if LBIX is able to complete the Arrangement but unable to satisfy the Rule and the other requirements of the NASDAQ, then LBIX may be unable to maintain its listing on the NASDAQ and could be de-listed.

On February 8, 2018, LBIX announced that it had entered into a support agreement with Liquid’s subsidiary, Majesco, whereby LBIX will invest in the exploitation of Majesco’s gaming properties in Asia. In order to assist Liquid with the development of its gaming business (and in advance of the closing of the preferred share financing investment), LBIX agreed to advance funds to Majesco so that Majesco can retain Web Presence in China (“WPIC”) to assist Majesco develop its intellectual properties and gaming content in the People’s Republic of China. Under the terms of the support agreement, LBIX agreed to invest USD$50,000 to Majesco as consideration for receiving 5% of Majesco’s net profits from its sales of gaming assets in Asia for a period of 5 years. On February 5, 2018, LBIX advanced an initial tranche of USD$25,000 of its planned USD$50,000 investment to Majesco. This amount is refundable from Majesco if the Arrangement is not completed by June 1, 2018.

LBIX expended $nil on the purchase of property, plant and equipment in the fiscal year ended February 28, 2018.

LBIX expended $10,449 on the purchase of property, plant and equipment in the fiscal year ended February 28, 2017, of which $8,039 was for bottling equipment, and $2,410 was for office equipment, computers and software.

LBIX expended $200,221 on the purchase of property, plant and equipment in the fiscal year ended February 29, 2016, of which $46,576 was for bottling equipment, $96,720 was for leasehold improvements, $40,426 was for coolers, and $16,499 was for office equipment, computers and software.

LBIX expended $525,182 on the purchase of property, plant and equipment in the fiscal year ended February 28, 2015, of which $433,404 was for bottling equipment, and $91,778 was for office equipment, computers and software.

There are no significant capital expenditures that are planned for the fiscal year ending February 28, 2019. However, this may change after the planned acquisition of Liquid is completed by way of plan of arrangement. There have been no indications of public takeover offers by third parties in respect of LBIX’s shares or by LBIX in respect of other companies’ shares during the last and current fiscal year.

DIVIDENDS OR DISTRIBUTIONS

LBIX has not, since the date of its incorporation, declared or paid any cash dividends on its LBIX Shares and does not currently have a policy with respect to the payment of dividends. For the immediate future Liquid does not envisage any earnings arising from which dividends could be paid. LBIX intends to consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

TRADING PRICE AND VOLUME OF LBIX SHARES

The LBIX Shares are listed for trading on NASDAQ under the trading symbol “LBIX”. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the LBIX Shares as reported on NASDAQ.

		NASDAQ
	Price Range (US$)
	High	Low	Volume
June 2017	$2.03	$1.62	232,853
July 2017	$1.69	$1.35	137,764
August 2017	$1.39	$0.85	520,400
September 2017	$1.42	$0.74	1,325,063
October 2017	$3.75	$0.75	69,062,027
November 2017	$2.52	$1.47	27,427,773
December 2017	$1.92	$1.36	4,383,118
January 2018	$2.30	$1.45	6,581,552
February 2018	$1.80	$1.27	2,830,079
March 2018	$1.45	$1.13	1,278,789
April 2018	$1.26	$0.99	526,499
May 2018	$1.38	$1.05	1,109,973
June 1 – June 7, 2018	$1.29	$1.11	151,350

The closing price of the LBIX Shares on NASDAQ on June 7, 2018 was US$1.22.

CONSOLIDATED CAPITALIZATION

Other than as disclosed in the “Information Relating to LBIX - Material Contracts” section of this Circular, there have not been any material changes in the share and loan capital of LBIX, on a consolidated basis, since February 28, 2018, the date of LBIX’s most recently filed financial statements.

PRIOR SALES

There have been no prior sales of securities of LBIX for the 12-month period prior to the date of this Circular.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and executive officers of LBIX, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of LBIX:

Shareholder	Number of Shares	Percentage of Issued Capital (2)
R. Thomas Gaglardi / Northland Properties Corporation(1)	419,125	14.96%

Notes:

(1)	Northland Properties Corporation is an affiliate of R. Thomas Gaglardi, a director of Leading Brands, Inc. 404,125 of Mr. Gaglardi’s LBIX Shares are held by Northland Properties Corporation.
(2)	Based on 2,802,412 common shares issued and outstanding in LBIX as of the date of this Circular.

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides the names, province or state and country of residence, positions and offices, and principal occupations of each of the directors and executive officers of LBIX as at the date of the Circular.

Name, province or state and country of residence and position, if any, held in LBIX	Principal occupation during the past five years	Served as director of LBIX since
James Corbett(2)(3) British Columbia, Canada Director

Mr. Corbett has been a director of Leading Brands, Inc. since June 2008. He is trained as a Chartered Accountant, and is the founder and president of Canadian Outback Adventures.

Mr. Corbett has served as a member of the Tourism Management Advisory Committee of Capilano University, and is also a guest lecturer at various colleges.

June 2008

Darryl R. Eddy (2)(3) British Columbia, Canada Director

Mr. Eddy has been a director of Leading Brands, Inc. since July 2009. He is also a director of various other public and private corporations.

Mr. Eddy is a retired partner of PricewaterhouseCoopers LLP and a past Managing Director of PricewaterhouseCoopers Corporate Finance Inc.

July 2009

R. Thomas Gaglardi British Columbia, Canada Director

Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998.

He is also the President of Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites, Moxie’s Restaurants LP, Shark Clubs of Canada, Inc. and Denny’s Restaurants of Canada.

October 1998

Ralph D. McRae(2) British Columbia, Canada Chairman, President, CEO and Director

Mr. McRae is a director and the Chairman, President and Chief Executive Officer of LBIX and has been with Leading Brands, Inc. since March 1996. He is also a director and the Chairman, CEO and Secretary/Treasurer of LBCI.

Mr. McRae is also a director and the Chairman and CEO of Revolution Resource Recovery, Inc. and its affiliates, engaged in waste management, farming, real estate development and water extraction, based in Surrey, British Columbia.

He is a member of the Bar of British Columbia, and holds a Bachelor of Commerce (1980) and J.D. (1981) from the University of British Columbia.

March 1996

Notes:

(1)	Each of the directors of LBIX is elected by the shareholders of LBIX at an annual general meeting of shareholders. The LBIX board of directors is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office, which expire at the third succeeding general meeting. Any director whose term has expired is eligible for re-election, subject to LBIX board approval. The board of directors of LBIX appoints the executive officers annually after each annual general meeting to serve at the discretion of the board of directors.
(2)	Member of LBIX’s audit committee.
(3)	Member of the LBIX’s nominating and corporate governance committee.

Based on information provided by each of the directors and executive officers, and the 2,802,412 common shares issued and outstanding in LBIX as at the date of this Circular, the directors and executive officers of LBIX as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 695,085 common shares of LBIX, representing approximately 25% of the issued and outstanding common shares of LBIX. In addition, the directors and executive officers of LBIX as a group hold stock options for the purchase of an aggregate of 505,000 common shares in the capital of LBIX, which options have an exercise price of between USD$2.45 and USD$3.69 per share and expire between June 26, 2018 and July 12, 2025.

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, no director of LBIX is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including LBIX, that while that person was acting in that capacity:

a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Stephen K. Fane, who served as director of LBIX during the most recently completed financial year and continued in that role until his death in November 2017, was the Executive Chair and a director of Alterrus Systems Inc., which filed for bankruptcy on January 21, 2014.

Individual Bankruptcies

No director of LBIX has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder.

Conflict of Interest

Certain directors and officers LBIX are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of LBIX may not be made available to LBIX, but rather may be offered to a company with competing interests. The directors and senior officers of LBIX are required by law to act honestly and in good faith with a view to the best interests of LBIX and to disclose any personal interest which they may have in any project or opportunity of LBIX, and to abstain from voting on such matters.

The directors and officers of LBIX are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and LBIX will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

EXECUTIVE COMPENSATION

For the purposes of this Circular, named executive officers of LBIX means the following individuals (the “NEOs”):

(c)	LBIX’s chief executive officer (“CEO”);

(d)	LBIX’s chief financial officer (“CFO”);

(e)	each of the three most highly compensated executive officers of LBIX, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(f)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of LBIX or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the most recently completed financial year LBIX had three NEOs: Ralph McRae, Fei Xu and Thor Matson. Their positions within LBIX are set out in the “Summary Compensation Table” below.

As of March 23, 2018, Ms. Fei Xu is no longer Corporate Controller and Principal Financial Officer of LBIX. As of September 15, 2017, Mr. Thor Matson is no longer Vice President of Business Development.

Compensation Discussion and Analysis

Compensation Principles

LBIX is committed to the philosophy of sharing the benefits of success with those who help LBIX grow and prosper. LBIX’s strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. LBIX’s philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to LBIX’s long-term success. LBIX has developed an informal employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management’s interests with those of the shareholders of LBIX in the sustained growth of shareholder value.

LBIX does not have a formal compensation committee. LBIX relies on the independent members of the Board for determining executive compensation. The Board may, from time to time, retain independent consultants to advise on compensation matters.

Compensation Program

LBIX’s executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

•	promote an ownership mentality among key leadership and the Board of Directors;

•	enhance the overall performance of LBIX; and

•	recognize and reward individual performance and responsibility.

Base Compensation

LBIX determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. LBIX’s process for determining executive compensation is relatively simple and does not include formal targets, criteria or analysis. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in LBIX’s business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of LBIX. Depending on LBIX’s financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in LBIX’s common shares. Long-term incentives may be granted in the form of stock options which generally vest over several years of service with LBIX. Further discussion follows in the section titled “Option-Based Awards”.

Risk Considerations

As LBIX does not have a bonus program in place for its employees generally, and any significant bonuses for the Named Executive Officers (as defined below in the section “Summary Compensation Table”) must be approved by the Board, the Board has not considered the implications of risks associated with LBIX’s compensation policies and practices. While the Board of Directors does not formally analyze risks associated with LBIX’s compensation policies and practices, these policies and practices do not include structural inconsistencies that are likely to unduly encourage or cause an executive officer to expose LBIX to inappropriate or excessive risks.

Financial Instruments

No Named Executive Officer or director is permitted to purchase financial instruments to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Shares of LBIX beginning on February 28, 2013 with the cumulative total return of the NASDAQ Composite Index (“NASDAQ Index”) for the five most recently completed fiscal years of LBIX.

Option-Based Awards

LBIX does not have a formal stock option plan. Options for the purchase of common shares of LBIX are granted from time to time to directors, officers and employees as an incentive. These options are long-term incentives that generally vest over several years of service with LBIX. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the long-term operating performance of LBIX. In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Compensation Governance

Please see the sections above titled “Base Compensation”, “Short-Term Incentives”, and “Long Term Incentives” for a discussion of the practices adopted by the Board to determine compensation for directors and executive officers. LBIX does not have a formal compensation committee.

Summary Compensation Table

The following table discloses a summary of compensation paid to LBIX’s NEOs for the three most recently completed financial years.

Name and principal position	Year	Salary		Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation		Total compensation
						Annual incentive plans	Long-term incentive plans
Ralph McRae Chairman, President and CEO	2018	254,800	(2)	nil	nil	nil	nil	nil	85,313	(3)(9)	$337,300
	2017	472,209		nil	nil	nil	nil	nil	nil		$472,209
	2016	318,657		nil	nil	nil	nil	nil	132,000	(4)	$471,657
									21,000	(5)
Fei Xu Corporate Controller and Principal Financial Officer	2018	91,596	(6)	nil	nil	nil	nil	nil	nil		$91,596	(6)
	2017	90,891		nil	nil	nil	nil	nil	nil		$90,891
	2016	91,596		nil	nil	nil	nil	nil	nil		$91,596
Thor Matson Vice President of Business Development	2018	86,667	(7)	nil	nil	5,904	nil	nil	5,850	(8)	$98,421
	2017	160,615		nil	nil	15,906	nil	nil	10,842		$187,363
	2016	160,000		nil	nil	11,546	nil	nil	10,800		$182,346

(1)	The value of option awards reflects the grant date fair value of option based awards in the 2016, 2017, and 2018 fiscal years. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes
(2)	Mr. McRae was paid salary up until September 15, 2017. From September 16, 2017 until January 31, 2018, Mr. McRae (via McRae Ventures) was paid consulting fees of $15,000 per month. Beginning February 1, 2018, Mr. McRae elected to receive the monthly consulting fees of $15,000 in his personal name.
(3)	An aggregate of $85,313 was paid to Mr. McRae (via McRae Ventures) for consulting fees during the period from September 16, 2017 until January 31, 2018. During this period, Mr. McRae (via McRae Ventures) was paid consulting fees of $15,000 per month. Beginning February 1, 2018, Mr. McRae began receiving monthly consulting fees of $15,000 in his personal name.
(4)	Amounts paid to McRae Ventures, Inc., a company of which Mr. McRae is also a director, for consulting services provided by Mr. McRae. Effective June 1, 2015 the contractual arrangements between Mr. McRae, McRae Ventures, Inc., BBI Holdings Inc. and LBIX ended and was replaced with one executive employment agreement between Mr. McRae, LBIX and LBIC providing for an aggregate salary of $420,000 per annum, which represents a reduction of Mr. McRae’s salary of 31.4% over prior years.
(5)	Amounts paid to BBI Holdings Inc., a company of which Mr. McRae is also a director, for consulting services provided by Mr. McRae. This arrangement was terminated effective June 1, 2015.
(6)	Effective March 23, 2018, Ms. Xu is no longer with LBIX.
(7)	Effective September 15, 2017, Mr. Matson is no longer with LBIX. Mr. Matson’s total compensation was calculated up until September 15, 2017.
(8)	This amount represents an automobile allowance to Mr. Matson up until he left LBIX on September 15, 2017.
(9)	In connection with the Legacy Transaction, Mr. McRae waived his right to receive his $900,000 severance payment as provided for in the Executive Employment Agreement (as defined below).

LBIX does not have formal employment or consulting agreements. The executive employment agreement with Chairman, President and CEO, Ralph McRae, effective June 1, 2015 (the “Executive Employment Agreement”), ended on September 15, 2017. Effective September 15, 2017, Mr. McRae invoices LBIX for his consulting services.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each NEO at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year. The NEOs do not have any outstanding share-based awards:

Name	Number of securities underlying unexercised options	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options(1) (US$)
Ralph McRae	20,000	3.00	June 26, 2018	nil
	245,000	2.45	June 1, 2020	nil
Fei Xu	2,000	6.20	April 4, 2018(2)	nil
	2,000	2.45	June 1, 2020(2)	nil

(1)	This amount is calculated based on the difference between the market value of the LBIX Shares underlying the options at the end of the most recently completed fiscal year, which was USD$1.27, and the exercise or base price of the option. The LBIX Shares are traded on the Nasdaq in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CDN$1.2809.
(2)	Ms. Xu departed LBIX on March 23, 2018 and her stock options expired 30 days thereafter

The terms of LBIX’s stock options are discussed under the “Option-Based Awards” section above.

Option exercises during the most recently completed fiscal year

No stock options were exercised by the NEOs during the most recently completed fiscal year.

Option repricing

LBIX did not reprice any stock options during the most recent fiscal year.

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the most recently completed fiscal year for each of the NEOs:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ralph McRae	nil	nil	nil
Fei Xu	nil	nil	nil
Thor Matson	nil	nil	nil

(1)	This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying LBIX Shares at exercise and the exercise or base price of the options under the option- based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the LBIX Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

LBIX does not have a formal stock option plan. Stock options generally vest over several years of service with LBIX. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date.

Pension Plan Benefits

LBIX does not have a pension plan or defined contribution plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Executive Employment Agreement between LBIX, LBIC and Ralph D. McRae, effective June 1, 2015 was terminated on September 15, 2017. In connection with the Legacy Transaction, Mr. McRae waived his right to receive his $900,000 severance payment as provided for in the Executive Employment Agreement

LBIX and its subsidiaries have no arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of LBIX or change in a Named Executive Officer’s responsibilities.

Director Compensation

Directors who are not paid executives of LBIX receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each Board meeting and committee meeting attended. Directors who are also executives of LBIX do not receive director’s fees. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of LBIX. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

Director Compensation Table

The following table discloses the compensation paid to the directors who are not NEOs for LBIX’s most recently completed financial year.

Name	Fees earned		Share- based awards	Option- based awards	Non- equity incentive plan compensation	Pension value	All other compensation		Total
James Corbett	$11,000		nil	nil	nil	nil	20,000	(1)	$31,000
Darryl Eddy	$11,000		nil	nil	nil	nil	40,000	(1)	$51,000
Stephen Fane	$6,000	(2)	nil	nil	nil	nil	50,000	(1)	$56,000
R. Thomas Gaglardi	$8,000		nil	nil	nil	nil	nil		$8,000

(1)	The other compensation received by Mr. James Corbett, Mr. Darryl Eddy and Mr. Stephen Fane pertained to a special independent committee to advise LBIX on the Arrangement with Liquid and the following transition.
(2)	LBIX regrets to inform that Mr. Stephen Fane ended his tenure as Director upon his passing on November 10, 2017.

Outstanding share-based awards and option-based awards

Options for the purchase of Shares of LBIX are granted from time to time to directors under the same terms as those granted to employees, and described above in “Option-Based Awards”.

The following table sets out all option-based awards outstanding for each director who is not a NEO at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year. The directors do not have any outstanding share-based awards:

Name	Number of securities underlying unexercised options		Option exercise price (US$)	Option expiration date	Value of unexercised in-the- money options(1) (US$)
James Corbett	20,000		3.00	June 26, 2018	nil
	10,000		3.50	September 28, 2019	nil
	50,000		2.45	June 1, 2020	nil
Darryl Eddy	10,000		3.50	September 28, 2019	nil
	50,000		2.45	June 1, 2020	nil
	20,000		3.69	July 12, 2025	nil
Stephen Fane	20,000	(2)	3.00	June 26, 2018	nil
	10,000	(2)	3.50	September 28, 2019	nil
	50,000	(2)	2.45	June 1, 2020	nil
R. Thomas Gaglardi	20,000		3.00	June 26, 2018	nil
	10,000		3.50	September 28, 2019	nil
	50,000		2.45	June 1, 2020	nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$1.27 and the exercise price of the option. The Company’s shares are traded on the Nasdaq in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CDN$1.2809
(2)	LBIX regrets to inform that Mr. Stephen Fane ended his tenure as Director upon his passing on November 10, 2017. Mr. Fane’s options will expire on November 10, 2018.

No stock options were exercised by the directors during the most recently completed fiscal year, nor were any of the stock options repriced during that period.

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the most recently completed fiscal year for each of the directors who are not NEOs:

Name	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
James Corbett	nil	nil	nil
Darryl Eddy	nil	nil	nil
Stephen Fane (2)	nil	nil	nil
R. Thomas Gaglardi	nil	nil	nil

(1)	This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying Shares at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

(2)	LBIX regrets to inform that Mr. Stephen Fane ended his tenure as Director upon his passing on November 10, 2017.

LBIX does not have a formal stock option plan. Options granted generally vest over several years of service with LBIX. The value vested during the year varies according to the vesting date and the market price of the underlying Shares on a selected exercise date. In LBIX’s fiscal year ended February 28, 2018, no stock options were exercised by directors.

AUDIT COMMITTEE

LBIX is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of LBIX or an affiliate of LBIX.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Appendix O to this Circular.

Composition of Audit Committee and Independence

LBIX’s current Audit Committee consists of James Corbett, Darryl R. Eddy and Ralph D. McRae. Stephen Fane, who previously served at the Chair, passed away on November 10, 2017. A new Chair has yet to be appointed.

The Audit Committee reviews and re-assesses the adequacy of its written charter on an annual basis. The function of the Audit Committee is one of review and oversight. The committee also is responsible for monitoring the independence, qualifications and performance of LBIX’s external auditors, overseeing the audits of LBIX’s financial statements and approving any non-audit services. The committee reports to the Board of Directors from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board of Directors to make an informed decision.

Canada’s National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with LBIX, which could, in the view of the LBIX Board, reasonably interfere with the exercise of the member’s independent judgment. Two out of the three members of the Audit Committee, being James Corbett and Darryl R. Eddy, are “independent” directors, within the meaning of NI 52-110. Ralph McRae, by virtue of acting as the Chairman, President and Chief Executive Officer of LBIX, is not considered “independent.”

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by LBIX’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

James Corbett

Mr. Corbett is trained as a Chartered Accountant, and is the founder and president of Canadian Outback Adventures. Mr. Corbett has served as a member of the Tourism Management Advisory Committee of Capilano University, and is also a guest lecturer at various colleges.

Darryl R. Eddy

Mr. Eddy is a retired partner of PricewaterhouseCoopers LLP and a past Managing Director of PricewaterhouseCoopers Corporate Finance Inc. He is a chartered accountant and a certified management consultant. He is also a director of, financial adviser to, and/or significant shareholder of numerous other corporations both public and private.

Ralph D. McRae

Mr. McRae is a director and the Chairman, President and Chief Executive Officer of LBIX and has been with Leading Brands, Inc. since March 1996. He is also a director and the Chairman, CEO and Secretary/Treasurer of LBCI. Mr. McRae is also a director and the Chairman and CEO of Revolution Resource Recovery, Inc. and its affiliates, engaged in waste management, farming, real estate development and water extraction, based in Surrey, British Columbia. Mr. McRae is a member of the Bar of British Columbia, and holds a Bachelor of Commerce (1980) and J.D. (1981) from the University of British Columbia.

Audit Committee Oversight

Since the commencement of LBIX’s most recently completed financial year, the Audit Committee of LBIX has not made any recommendations to nominate or compensate an external auditor which were not adopted by the LBIX Board.

Reliance on Certain Exemptions

Other than as described below, at no time since the commencement of LBIX’s most recently completed financial year has the LBIX relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.3(2) of NI 52-110 (Controlled Companies), Section 3.4 of NI 52-110 (Events Outside Control of Member), Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member), Section 3.6 of NI 52-110 (Temporary Exemption for Limited.

Effective May 24, 2018, the LBIX Board appointed Mr. McRae as the third member of the Audit Committee to fill a casual vacancy left by the passing of Mr. Fane. As a result of Mr. McRae acting as the Chairman, President and Chief Executive Officer of LBIX, he not considered “independent” within the meaning of NI 52-110. The LBIX Board has relied on the exemption set forth in section 3.5 of NI 52-110 to appoint an Audit Committee member that is not “independent” for a period ending on the later of: (i) the next annual meeting of LBIX; and (ii) the date that is six months from the day the vacancy was created.

Pre-Approval Policies and Procedures

The Audit Committee approves all audit, audit-related services, tax services and other services provided by BDO Canada LLP. Any services provided by BDO Canada LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement. None of the fees paid to BDO Canada LLP were approved pursuant to the de minimus exception.

Audit Fees

The following table sets forth the fees paid by LBIX and its subsidiaries to BDO Canada LLP, Chartered Professional Accountants, for services rendered in the last two fiscal years:

	2018	2017
	($)	($)
Audit fees(1)	55,000	72,500
Audit related fees(2)	nil	nil
Tax fees(3)	18,000	16,050
All other fees(4)	nil	Nil
Total	$73,000	$88,550

Notes:

(1)	“Audit fees” include aggregate fees billed by LBIX’s external auditor in each of the last two fiscal years for audit fees.
(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by LBIX’s external auditor that are reasonably related to the performance of the audit or review of LBIX’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by LBIX’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by LBIX’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

CORPORATE GOVERNANCE

General

In compliance with the requirements of the Business Corporations Act (British Columbia), under which LBIX was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of LBIX. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of LBIX and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the recommended guidelines established by Canada’s National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”), the LBIX Board has adopted the following Corporate Governance Policies.

Board of Directors

Two of the four current directors (James Corbett and Darryl R. Eddy) are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Stephen K. Fane previously served as an independent director until his passing in November 2017. Ralph McRae is not independent as he is the Chairman, President and CEO of LBIX. R. Thomas Gaglardi is not independent as he has beneficial ownership of more than 10% of the Shares of LBIX.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of LBIX. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

•	review LBIX’s strategies and their implementation in all key areas of LBIX’s activities; and

•	identify opportunities and risks affecting LBIX’s business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. The Chair of the Board is not an independent director, but the Board believes that it has strong independent directors who candidly voice their opinions at meetings. At all meetings of the Board and committees, any independent Board member may request that all members of management, including the management director, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors’ meetings without the presence of the non-independent directors. During the year ended February 28, 2018, four (4) such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. LBIX’s auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of LBIX’s management and therefore has not considered it necessary to appoint an independent lead director.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers or other public companies is described in the following table:

Name of Director	Name of Reporting Issuer
Darryl Eddy	ComWest Enterprise

Participation of Directors in Board Meetings

In the fiscal year ended February 28, 2018, five (5) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
James Corbett	5
Darryl Eddy	5
R. Thomas Gaglardi	3
Stephen Fane (1)	5
Ralph McRae	5

(1)	Mr. Fane passed away on November 10, 2017.

LBIX Board Mandate

A copy of the LBIX Board Mandate is attached as Appendix P to this Circular.

Position Descriptions

The Board has not adopted formal position descriptions for the Chairman of the Board and Committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee have designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors. The role of the Chairman of the Board includes leading the Board and organizing the Board to achieve the goals of LBIX; setting Board meeting agendas; leading all Board discussions; leading discussions and facilitating communications between the independent directors and management.

Orientation and Continuing Education

While LBIX does not have formal orientation and training programs, management is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or who have served in executive management positions for other private and public companies with similar experience to LBIX’s business operations.

New Board members are encouraged to ask questions regarding the role of the Board of Directors, and its committees, and LBIX’s operations, and are provided with financial and narrative information regarding LBIX’s business and given access to information respecting the functioning of the Board of Directors and its committees. New Board members are also provided with copies of LBIX’s corporate governance policies, the Board mandate, the committee charters, LBIX’s business plan and financial statements, and minutes of previous meetings of the Board and its committees.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance; and to attend related industry seminars and visit LBIX’s corporate headquarters and operations. Board members have full access to LBIX’s records, and are provided with information about strategic issues, fiduciary duties, regulatory developments, trends in corporate governance and other issues affecting LBIX, on a regular basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of LBIX and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to LBIX’s directors, officers and employees. This Code was filed on SEDAR at www.SEDAR.com on May 30, 2005. Copies will be provided at no charge upon request to LBIX at 33 W. 8th Avenue, Unit 101, Vancouver, British Columbia, Canada V5Y 1M8, or electronically to info@Lbix.com.

The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of LBIX, or to the Audit Committee. The Board monitors compliance with the Code through the Audit Committee and LBIX’s Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by LBIX to date, pertaining to any conduct of a director or executive officer, that constitutes a departure from the Code.

Additionally, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes LBIX’s high caliber management team promotes a culture of ethical business conduct throughout LBIX’s operations and is expected to monitor the activities of LBIX’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and officers who have an interest in a transaction or agreement with LBIX promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in LBIX’s Articles, which are made available to the directors and officers of LBIX and are part of LBIX’s orientation and continuing education process.

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of the two independent directors (James Corbett and Darryl R. Eddy). Stephen K. Fane served as the third independent member of the committee until his pasting in November 2017, and has yet to be replaced.

Pursuant to its charter, the responsibilities, powers and operation of the committee include, identifying and recommending new candidates for Board nomination; evaluating the effectiveness of the Board, its committees and its directors; monitoring and reviewing LBIX’s corporate governance practices and policies and making recommendations for changes when appropriate; and ensuring that a comprehensive orientation is received by new directors and that continuing education opportunities are available.

In connection with its responsibilities relating to Board nominations, the committee is responsible for identifying and recommending new candidates for nomination to the Board based upon: (i) the competencies and skills necessary for the Board as a whole to possess; (ii) the competencies and skills necessary for each individual director to possess; (iii) the competencies and skills which each new nominee to the Board is expected to bring; and (iv) whether the proposed nominee to the Board will be able to devote sufficient time and resources to LBIX. Other members of the Board are consulted for possible candidates.

The size of the Board is reviewed on a regular basis by the committee and the Board. The committee and the Board will take into account the number of directors required to carry out the Board’s duties effectively, and to maintain a diversity of view and experience.

Compensation

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of LBIX. Reference is made to the Compensation section above for further information.

Other LBIX Board Committees

In addition to the Audit Committee, the Board has formed a Nominating and Corporate Governance Committee. See “Nomination of Directors” above.

Assessments

The Board conducts informal assessments of the Board’s effectiveness, the individual directors and each of its committees on a regular basis. As part of the assessments, the Board reviews the mandates or charters and conducts reviews of applicable corporate policies.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Information Circular, there was no indebtedness outstanding of any current or former director, executive officer or employee of LBIX or any of its subsidiaries which is owing to LBIX or any of its subsidiaries or to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by LBIX or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of LBIX, no proposed nominee for election as a director of LBIX and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to LBIX or any of its subsidiaries; or

(ii)	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by LBIX or any of its subsidiaries, in relation to a securities purchase program or other program.

MANAGEMENT CONTRACTS

Management functions of LBIX are performed by the directors or executive officers. LBIX’s Executive Vice President, Dave Read, performed these services as a contractor to LBIX, as disclosed under the section above, titled “Executive Compensation”. Mr. Read’s contract was terminated effective February 1, 2017.

RISK FACTORS

The business and operations of LBIX are subject to risks. In addition to considering the other information in this Circular, LBIX Shareholders should consider carefully the factors set forth in the 20-F Annual Report of LBIX for the fiscal year ended February 28, 2018, which is incorporated by reference herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On September 15, 2017 LBIX disposed its legacy beverage assets through the disposition of its subsidiaries pursuant to the Legacy Transaction. An additional $600,000 is held in escrow as security for payment of certain liabilities that remain the responsibility of LBIX. In addition, LBIX is entitled to any excess amounts realized via a sublease of office and warehouse premises in Vancouver, Canada between LBCI and Richmond Holdings after all costs and expenses arising in relation to the Lease. The transaction was reviewed and approved by the disinterested directors of LBIX.

Mr. Thomas Gaglardi, a director of the Company, a proposed director of the Combined Company and a shareholder of Liquid is also an officer and director of Northland Properties Corporation which, together with Mr. Gaglardi, owns 14.96 % of the issued and outstanding shares of LBIX as of the date of this Circular.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of LBIX are BDO Canada LLP, Vancouver, Canada.

The transfer agent and registrar for the LBIX Shares is Computershare, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. The register of transfers of the LBIX Shares are maintained by Computershare at its offices in Vancouver, British Columbia.

EXPERTS

LBIX relies on experts to audit its annual consolidated financial statements.

BDO Canada LLP (“BDO”) are LBIX’s auditors and have prepared an opinion with respect to LBIX’s consolidated financial statements as at and for the year ended February 28, 2018. BDO report that they are independent of LBIX in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Other than as expressed in the table below, none of the aforementioned qualified persons received or has received a direct or indirect interest in the property of LBIX or of any associate or affiliate of LBIX. As of the date hereof, to LBIX’s knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of LBIX.

ADDITIONAL INFORMATION

The information contained in this Circular is given as of June 8, 2018, except as otherwise indicated. Financial information is provided in LBIX’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

A copy of LBIX’s management’s discussion and analysis and the consolidated financial statements for LBIX’s most recently completed financial year, including the auditor’s report thereon, together with any subsequent interim financial statements, may be obtained, without charge, upon request from LBIX by mail at 101 – 33 West 8th Avenue, Vancouver B.C. Canada V5Y 1M8, by calling 604-685-5200 or by email request to info@LBIX.com.

Information contained in or otherwise accessible through LBIX’s website does not form a part of this Circular and is not incorporated by reference into this Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that LBIX files with the Canadian Securities Administrators under LBIX’s profile on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) website at www.sec.gov.

LBIX DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by LBIX with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in this Circular:

1.	LBIX’s Form 20-F Annual Report for the fiscal year ended February 28, 2018;

2.	Arrangement Agreement dated January 14, 2018;

3.	the consolidated annual financial statements of LBIX as at and for the year ended February 28, 2018, together with the notes thereto and the auditor’s report thereon; and

4.	management’s discussion and analysis of financial condition and results of operations for the year ended February 28, 2018.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from LBIX at 101 – 33 West 8th Avenue, Vancouver B.C. Canada V5Y 1M8, by calling 604-685-5200 or by email request to info@LBIX.com. These documents are also available through the internet on SEDAR which can be accessed at www.sedar.com.

Any document of the type required by Item 11.1 of Form 44-101F1 – Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by LBIX with applicable securities commissions or similar authorities in Canada on SEDAR at www.sedar.com after the date of this Circular and before the LBIX Meeting, are deemed to be incorporated by reference into this Circular.

APPENDIX C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

LBIX AFTER GIVING EFFECT TO THE ARRANGEMENT

See attached.

LIQUID MEDIA GROUP LTD.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2018

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

LIQUID MEDIA GROUP LTD.

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited – Stated in Canadian dollars)

As at February 28, 2018

	Liquid Media Group Ltd.	Leading Brands, Inc.	Notes	Pro Forma Adjustments	Pro Forma Consolidated
	$	$		$	$
ASSETS
Current
Cash	68,842	786,340	B	5,120,000	5,750,182
			C	(225,000)
Restricted cash	—	583,012			583,012
Accounts receivable	148,399	—			148,399
Accrued interest receivable	49,447	—			49,447
Loans receivable	343,231	—			343,231
Due to related party	178,634	—			178,634
Prepaid expenses	172,894	81,143			254,037

Total current assets	961,447	1,450,495		4,895,000	7,306,942

Property, plant and equipment	—	3,157			3,157
Investment in film	340,921	—			340,921
Investment in associate	524,208	—			524,208
Goodwill	1,845,803	—			1,845,803

TOTAL ASSETS	3,672,379	1,453,652		4,895,000	10,021,031

LIABILITIES
Current
Accounts payable and accrued liabilities	918,088	117,405			1,035,493
Due to related parties	307,919	—			307,919
Loans payable	752,000	—	A	(750,000)	2,000
Contingent consideration - current	1,245,000	—			1,245,000
Liabilities attributed to discontinued operations	—	250,000			250,000

Total current liabilities	3,223,007	367,405		(750,000)	2,840,412

Derivative liability	—	23,024	C	(23,024)	—
Deferred income tax liability	301,000	—			301,000

TOTAL LIABILITIES	3,524,007	390,429		(773,024)	3,141,412

EQUITY
Share capital
Common shares	2,779,400	31,305,247	A	510,530	6,877,017
			C	(31,305,247)
			C	3,587,087
Preferred shares			B	5,120,000	5,120,000
Additional paid-in capital	—	19,455,359	C	(19,455,359)	—
Commitment to issue shares	168,550	—			168,550
Reserves	1,440,316	—	C	56,617	1,496,933
Accumulated other comprehensive income	(409)	—			(409)
Retained earnings (deficit)	(4,396,603)	(49,697,383)	C	49,697,383	(6,939,590)
			A	239,470
			C	(2,782,457)

Attributable to parent	(8,746)	1,063,223		5,668,024	6,722,501
Non-controlling interest	157,118	—			157,118

Total equity	148,372	1,063,223		5,668,024	6,879.619

TOTAL LIABILITIES AND EQUITY	3,672,379	1,453,652		4,895,000	10,021,031

See accompanying notes to the pro forma consolidated financial statements

LIQUID MEDIA GROUP LTD.

PRO FORMA CONSOLIDATED INCOME STATEMENT

(Unaudited – Stated in Canadian dollars)

For the year ended February 28, 2018

	November 30, 2017 Liquid Media Group Ltd.	February 28, 2018 Leading Brands, Inc.	October 31, 2017 Majesco Entertainment	Notes	Pro Forma Adjustments	Pro Forma Consolidated
	$	$	$		$	$
Revenue	—	—	595,049			595,049

Cost of sales	—	—	294,424			294,424

Gross profit	—	—	300,625			300,625

Operating, selling, general expenses	1,321,956	876,088	118,641			2,316,685
Depreciation	200	1,053	—			1,253
Interest	215,704	—	—			215,704
Listing cost	—	—	—	C	2,782,457	2,782,457

	1,537,860	877,141	118,641		2,782,457	5,316,099

Income (loss) before other items	(1,537,860)	(877,141)	181,984		(2,782,457)	(5,015,474)

Other items:
Interest income	37,579	19,703	—			57,282
Other income	—	3,995	—			3,995
Property investigation	(340,534)		—			(340,534)
Loss on issuance of warrants	(771,919)		—			(771,919)
Write-off of deposit	(25,000)		—			(25,000)
Change in fair value of derivative liability	—	23,328	—			23,328
Gain on settlement of debt	453	—	—	A	239,470	239,923
Share of profit of equity investment	63,550	—	—			63,550

	(1,035,871)	47,026	—		239,470	(749,375)

Income (loss) before income taxes	(2,573,731)	(830,115)	181,984		(2,542,987)	(5,764,849)

Income taxes	—	—	(65,912)			(65,912)

Net income (loss) from continuing operations	(2,573,731)	(830,115)	116,072		(2,542,987)	(5,830,761)
Net income (loss) from discontinued operations	—	(2,557,034)	—			(2,557,034)

NET INCOME (LOSS) FOR THE YEAR	(2,573,731)	(3,387,149)	116,072		(2,542,987)	(8,387,795)

BASIC AND DILUTED LOSS PER SHARE
Continuing operations	(0.26)	(0.30)	—		—	(0.60)
Discontinued operations	—	(0.91)	—		—	(0.27)

All operations	(0.26)	(1.21)	—		—	(0.87)

	Shareholders of parent	Non-controlling interest	Total
Loss attributed to
Net loss from continuing operations	(5,887,636)	56,875	(5,830,761)
Net loss from discontinued operations	(2,557,034)	—	(2,557,034)

Net loss for the period all operations	(8,444,670)	56,875	(8,387,795)

See accompanying notes to the pro forma consolidated financial statements

LIQUID MEDIA GROUP LTD.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Stated in Canadian dollars)

For the year ended February 28, 2018

1.	Basis of presentation

The unaudited pro forma consolidated financial statements of Liquid Media Group Ltd. (“LMG”) have been prepared by management for the purpose of inclusion in an information circular dated June 8, 2018. This pro-forma consolidated financial statements give effect to the proposed acquisition of all of the issued and outstanding shares of LMG by Leading Brands, Inc. (“LBIX”) pursuant to an arrangement agreement dated September 17, 2017 and as amended and restated on January 14, 2018 (“Arrangement Agreement”). The arrangement agreement provides that LBIX will issue 0.5741 common shares of LBIX shares in exchange for each LMG common shares held.

The unaudited pro forma consolidated financial statements is not necessarily indicative of the financial position of LMG on the date of the completion of the proposed transaction of LBIX and LMG.

The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and may not be indicative of the combined entities’ financial position that would have occurred if the acquisition had been in effect at the date indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma consolidated financial statements. The pro forma adjustments and allocations of the purchase price are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the acquisition. The actual fair values of the assets and liabilities will be determined as of the effective date of the transaction and may differ materially from the amounts disclosed in the assumed pro forma purchase price allocation because of changes in fair value of the assets and liabilities up to the date of effective date of the transaction, and as further analysis is completed.

Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma consolidated statement of financial position. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of a number of factors.

The unaudited pro-forma consolidated statement of financial position gives effect of the proposed transaction of LMG and LBIX and has been prepared as if the transaction described above occurred on February 28, 2018.

LBIX and Majesco financial statements are prepared under US GAAP and LMG is prepared under International Financial Reporting Standards (“IFRS”). Management has assessed there are no significant GAAP differences on the conversion from US GAAP to IFRS.

The conversion exchange from the United States dollar to the Canadian dollar as at February 28, 2018 was $1.28 and approximates the average exchange rate as per Bank of Canada.

These pro forma consolidated financial statements include:

(a)	A consolidated statement of financial position of LMG as at February 28, 2018 compiled from the unaudited condensed interim consolidated statement of financial position of LMG as at February 28, 2018 and the audited statement of loss and comprehensive loss for the year ended November 30, 2017.

(b)	A consolidated statement of financial position of LBIX as at February 28, 2018 compiled from the audited consolidated balance sheet of LBIX as at February 28, 2018 and the audited consolidated statement of loss for the year ended February 28, 2018.

(c)	A statement of income of Majesco Entertainment Company (“Majesco”) compiled from Majesco audited statement of income for the period June 23, 2017 to October 31, 2017. These amounts were reported in US dollars and have been converted at $1.28 which approximates the average exchange rate as per Bank of Canada.

Under the Arrangement Agreement, the shareholders of LMG acquired control of the Company. The acquisition has been accounted for as a reverse acquisition that is not a business combination. LMG is deemed to be the acquirer for accounting purposes, its assets and liabilities and operations since incorporation are included in the pro forma consolidated financial statements at their historical carrying value.

2.	Pro forma assumptions

The unaudited pro forma consolidated financial statements give effect to the following transactions and assumptions as if they had occurred on March 1, 2017:

a)	LMG currently has in place a credit facility from Runway Finance Group Inc. (“Runway”) for up to $2,500,000 pursuant to a credit agreement dated November 9, 2016 with a balance owing of $750,000 as at February 28, 2018. At closing the Runway credit facility of $750,000 will be exchanged for 500,000 common shares of LBIX common shares at a deemed actual price of not less than US$1.50. Accordingly, the Company has recognized a gain on settlement of debt of $239,470 based on the estimated fair value price of US$1.00.

b)	LMG intends to complete a non-brokered private placement of 3,913,894 newly created Class B series I preferred shares for gross proceeds of $5,120,000 (US$4,000,000) priced at US$1.022 per share and will be convertible to common shares in LMG on a one-for-one basis or into the resulting issuer following completion of the Arrangement Agreement on the same conversion terms.

c)	To give effect to the reverse take over transaction involving a non-public operating entity and a non-operating public company is in substance a share-based payment transaction, rather than a business combination. The transaction is equivalent to the issuance of shares by the non-public operating entity, LMG, for the net assets and the listing status of the non-operating public company, LBIX. In addition, the Company will have been deemed to have granted 347,000 of the 669,000 LBIX stock options outstanding at February 28, 2018; accordingly, the Company has recorded a fair value on the stock options deemed granted and non-employee options are not being carried forward therefore an adjustment was made to extinguish the derivative liability. The fair value of the 347,000 LBIX stock options was estimated using the Black-Scholes Pricing Model. These values are based on preliminary management estimates and are subject to final valuation adjustments.

$
Cost of acquisition
Deemed issuance of 2,802,412 x US$1.00 x $1.28	3,587,087
Fair value of stock options deemed granted	56,617
Estimated closing transaction cost	225,000

3,868,704

Allocated as follows:
Cash	786,340
Restricted cash	583,012
Prepaid expenses	81,143
Equipment	3,157
Liabilities	(367,405)

1,086,247
Allocated to listing expense	2,782,457

3,868,704

3.	Pro-Forma Share Capital

Pro forma share capital as at February 28, 2018 has been determined as follows:

	Number of common shares	Share Capital	Additional Paid up Capital	Reserve
	#	$	$	$
Issued common shares at February 28, 2018
LBIX	2,802,412	31,305,247	19,455,359	—
LMG	11,221,905	2,779,400	—	1,440,316

Reverse take-over accounting	(11,221,905)	(31,305,247)	(19,455,359)	—
Shares issued for the acquisition	6,442,496	3,587,087	—	56,617
Debt settlement with Runway 2(a)	398,851	510,530	—	—

Pro forma share capital	9,643,759	6,877,017	—	1,496,933

APPENDIX D

FORM OF LIQUID ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Liquid Media Group Ltd., a corporation existing under the Laws of the Province of British Columbia (“Liquid”), all as more particularly described and set forth in the joint management information circular (the “Circular”) of Liquid dated June 8, 2018, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”), involving Liquid and implementing the Arrangement, the full text of which is set out in Appendix F to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.	The amended and restated arrangement agreement (the “Arrangement Agreement”) between Liquid and Leading Brands, Inc. a corporation existing under the laws of the Province of British Columbia (“LBIX”), dated January 14, 2018, and all the transactions contemplated therein, the actions of the directors of Liquid in approving the Arrangement and the actions of the directors and officers of Liquid in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement approved) by the Liquid Shareholders or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Liquid are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Liquid:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any director or officer of Liquid is hereby authorized and directed for and on behalf of Liquid to execute, whether under corporate seal of Liquid or otherwise, any and all documents that are required to be filed with the Registrar of Companies under the BCBCA in connection with the Arrangement Agreement or the Plan of Arrangement.

6.	Any one or more directors or officers of Liquid is hereby authorized, for and on behalf and in the name of Liquid, to execute and deliver, whether under corporate seal of Liquid or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Liquid, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities;

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Liquid,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

D-2

APPENDIX E

FORM OF LBIX RESOLUTIONS

(i) LBIX TRANSACTION RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The issuance, or the allotment and reservation for issuance, as the case may be, of such number of common shares (the “LBIX Shares”) of Leading Brands, Inc. (“LBIX”) as may be required in connection with the acquisition of all of the issued and outstanding shares of Liquid Media Group Ltd. (“Liquid”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) involving LBIX and Liquid, including the LBIX Shares issuable to the holders of common shares of Liquid, and up to a maximum of 8,070,555 LBIX Shares, be and is hereby authorized and approved.

2.	The amendment to the Further Amended and Restated Shareholder Rights Plan dated as of June 16, 2015 between LBIX and Computershare Trust Company of Canada (the “LBIX Shareholder Rights Plan”) such that the definition of “Acquiring Person” in section 1.1(a) of the LBIX Shareholder Rights Plan be amended by deleting “or” at the end of subsection (iv) and adding the following at the end of subsection (v): “or (vi) a Person who becomes a Beneficial owner of 20% or more of the outstanding Voting Shares on (x) the completion of the plan of arrangement pursuant to the Amended and Restated Definitive Arrangement Agreement dated September 17, 2017 as amended January 14, 2018 between the Company and Liquid Media Group Ltd., or (y) the issuance of Voting Shares upon the conversion of up to 3,913,894 Class B Series 1 Preferred Shares of Liquid Media Group Ltd. originally issued at an issue price of $1.022 per share; provided, however, if such Person while the holder of 20% or more of the Voting Shares then outstanding becomes the Beneficial owner of an additional 1% of the Voting Shares, such Person shall become an Acquiring Person”, be and is hereby authorized and approved.

3.	Any director or officer of LBIX is hereby authorized, for and on behalf of LBIX, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the completion of the Plan of Arrangement, and related transactions in accordance with the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of LBIX, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Plan of Arrangement, or otherwise to be entered into by LBIX, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.

4.	The board of directors of LBIX be and is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

(ii) LBIX CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	subject to the approval of NASDAQ, if and when the directors of LBIX as of the date immediately prior to the Effective Date (as defined in the Plan of Arrangement) of the Arrangement (as defined in the Plan of Arrangement) shall deem appropriate to do so, the issued and outstanding LBIX Shares be consolidated at a ratio of not less than two (2) and not more than five (5) pre-Consolidation LBIX Shares for one (1) post-Consolidation LBIX Share, with the exact ratio to be set within such range as determined by such LBIX board of directors (the “Consolidation”);

2.	any fractional shares resulting from the Consolidation be: (a) rounded up to the next whole share if such fractional share is equal to or greater than one-half of a share; and (b) rounded down to the next whole share if such fractional share is less than one-half of a share;

3.	notwithstanding that this special resolution has been duly passed by the shareholders of LBIX, the directors of LBIX as composed as of the date immediately prior to the Effective Date of the Arrangement , and they hereby are, authorized and empowered to determine whether or not to proceed with the Consolidation without further approval of the LBIX shareholders and to determine the actual ratio of the Consolidation without further approval of the LBIX shareholders; and

4.	any director or officer of LBIX as of the date immediately prior to the Effective Date of the Arrangement is hereby authorized and directed, acting for, in the name of and on behalf of LBIX, to execute or cause to be executed and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of LBIX be necessary or desirable to carry out the intent of the foregoing resolutions.”

E-2

APPENDIX F

PLAN OF ARRANGEMENT

APPENDIX I

TO THE AMENDED AND RESTATED ARRANGEMENT AGREEMENT MADE AS OF             , 2018 BETWEEN LIQUID MEDIA GROUP LTD. AND LEADING BRANDS, INC.

PLAN OF ARRANGEMENT UNDER

SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Arrangement” means the arrangement of Liquid under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.2 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Liquid and LBIX, each acting reasonably);

“Arrangement Agreement” means the amended and restated arrangement agreement dated as of , 2018 between Liquid and LBIX, as may be amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the Special Resolution of the Liquid Shareholders approving the Plan of Arrangement which is to be considered at the Liquid Meeting;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“business day” means any day other than a Saturday, Sunday, a federal holiday in Canada or a day other than a day on which banks are not open for business in Vancouver, British Columbia;

“Consideration” means the consideration to be received by the Liquid Shareholders pursuant to this Plan of Arrangement as consideration for their Liquid Shares, consisting of 0.5741 of one LBIX Share for each Liquid Share;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Liquid and LBIX for the purpose of, among other things, exchanging certificates representing Liquid Shares for the Consideration in connection with the Arrangement;

“Dissent Right” shall have the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered holder of Liquid Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Liquid Shares;

“Dissenting Shares” means Liquid Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of the Liquid Shares in accordance with the Interim Order and who, as of the Effective Time has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.8(a) of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Encumbrance” means any pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs, title defects, options or adverse claims or encumbrances of any kind or character whatsoever, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to Liquid and LBIX, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Liquid and LBIX, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Liquid and LBIX, each acting reasonably) on appeal;

“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

“Former Liquid Shareholders” means, at and following the Effective Time, the registered Liquid Shareholders immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court in a form acceptable to Liquid and LBIX, each acting reasonably, providing for, among other things, the calling and holding of the Liquid Meeting, as the same may be amended by the Court with the consent of Liquid and LBIX, each acting reasonably;

“law” or “laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority, and the term “applicable” with respect to such laws and in a context that refers to a Party, means such laws as are applicable to such Party and/or its subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its subsidiaries or its or their business, undertaking, property or securities;

“LBIX” means Leading Brands, Inc., a company existing under the BCBCA;

“LBIX Shares” means the common shares of LBIX;

“Letter of Transmittal” means the letter of transmittal to be forwarded by Liquid to Liquid Shareholders together with the Liquid Circular or such other equivalent form of letter of transmittal acceptable to LBIX acting reasonably;

“Liquid” means Liquid Media Group Ltd., a company existing under the BCBCA;

“Liquid Circular” means the notice of the Liquid Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Liquid Shareholders in connection with the Liquid Meeting, as amended, supplemented or otherwise modified from time to time;

“Liquid Meeting” means the special meeting of Liquid Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Liquid Options” means the outstanding options to purchase Liquid Shares granted under the Liquid Stock Option Plan;

“Liquid Preferred Shares” has the meaning set out in in Section 3.2(i) of the Arrangement Agreement;

“Liquid Securityholders” means the Liquid Shareholders and holders of Liquid Options and Liquid Warrants at the applicable time;

“Liquid Shareholders” means the holders of Liquid Shares at the applicable time;

“Liquid Shares” means the common shares in the authorized share capital of Liquid;

“Liquid Stock Option Plan” means the stock option plan of Liquid, approved most recently by the Liquid Shareholders on July 28, 2017;

“Liquid Warrants” means the outstanding common share purchase warrants to acquire Liquid Shares;

“Parties” means Liquid and LBIX, and “Party” means either of Liquid or LBIX;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful currency of the United States of America and “$” refers to U.S. dollars.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	LBIX;

(b)	Liquid;

(c)	all registered and beneficial Liquid Shareholders, including Dissenting Shareholders;

(d)	all registered and beneficial holders of Liquid Warrants;

(e)	all registered and beneficial holders of Liquid Preferred Shares;

(f)	the registrar and transfer agent in respect of the Liquid Shares and the LBIX Shares; and

(g)	the Depositary.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person, in each case effective as at the Effective Time:

(a)	each Liquid Share (other than any Liquid Shares held by LBIX and any Liquid Shares in respect of which any Liquid Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to LBIX (free and clear of any Encumbrances) in exchange for the Consideration, subject to Article 4 hereof;

(b)	each Liquid Share in respect of which any Liquid Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to LBIX (free and clear of any Encumbrances) in accordance with Article 4 hereof;

(c)	with respect to each Liquid Share transferred and assigned in accordance with Section 3.1(a) or Section 3.1(b) hereto:

(i)	the registered holder thereof shall cease to be the registered holder of such Liquid Share and the name of such registered holder shall be removed from the register of Liquid Shareholders as of the Effective Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Liquid Shares in accordance with Section 3.1(a) or Section 3.1(b) hereto, as applicable; and

(iii)	LBIX will be the holder of all of the outstanding Liquid Shares and the register of Liquid Shareholders shall be revised accordingly;

(d)	in accordance with the certificates governing the terms and conditions of the Liquid Warrants, each holder of a Liquid Warrant outstanding immediately prior to the Effective Time shall be entitled to receive (and such holder shall accept), upon the exercise of such holder’s Liquid Warrants, in lieu of each Liquid Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, the number of LBIX Shares equal to the product of: (i) the number of Liquid Shares subject to such Liquid Warrant immediately prior to the Effective Time; and (ii) 0.5741. Each liquid Warrant shall continue to be governed by and be subject to the terms of the certificate governing the terms and conditions of such Liquid Warrant; and

(e)	the exchanges, cancellations and transactions provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

3.2	Post-Effective Time Procedures

(a)	Following the receipt of the Final Order and prior to the Effective Date, LBIX shall deliver or arrange to be delivered to the Depositary the Consideration, comprised of certificates representing the LBIX Shares required to be issued to Former Liquid Shareholders in accordance with the provisions of Section 3.1(a) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Liquid Shareholders for distribution to such Former Liquid Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Liquid Shareholder together with certificates, if any, which, immediately prior to the Effective Time represented Liquid Shares and such other documents as the Depositary may require, Former Liquid Shareholders shall be entitled to receive delivery of the certificates representing the LBIX Shares to which they are entitled pursuant to Section 3.1(a) hereof.

3.3	No Fractional LBIX Shares

In no event shall any holder of Liquid Shares be entitled to a fractional LBIX Share. Where the aggregate number of LBIX Shares to be issued to a Liquid Shareholder as consideration under this Arrangement would result in a fraction of a LBIX Share being issuable, the number of LBIX Shares to be received by such Liquid Shareholder shall be rounded down to the nearest whole LBIX Share in the event a Liquid Shareholder is entitled to a fractional share representing 0.5 or less of a LBIX Share and shall be rounded up to the nearest whole LBIX Share in the event a Liquid Shareholder is entitled to a fractional share representing more than 0.5 of a LBIX Share.

ARTICLE 4

DISSENT RIGHTS

4.1	Rights of Dissent

(a)	Pursuant to the Interim Order, Liquid Shareholders may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Liquid Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered Liquid Shareholders to the Arrangement and exercise of Dissent Rights must be received by Liquid not later than 5:00 p.m. on the business day that is two (2) business days before the Liquid Meeting or any date to which the Liquid Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)	are ultimately entitled to be paid fair value for their Liquid Shares, which fair value, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Liquid Shares to LBIX as of the Effective Time, without any further act or formality and free and clear of all Encumbrances, in consideration for the payment by LBIX of the fair value thereof, in cash; and

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Liquid Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Liquid Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)	in no circumstances shall Liquid, LBIX or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Liquid Shares in respect of which such rights are sought to be exercised; and

(c)	for greater certainty, in no case shall Liquid, LBIX or any other Person be required to recognize Dissenting Shareholders as Liquid Shareholders after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Liquid Shareholders as of the Effective Time. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, and for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Liquid Options or Liquid Warrants; and (ii) Liquid Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Liquid Shares that were exchanged for the Consideration in accordance with Section 3.1(a) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Liquid Shares formerly represented by such certificate under the BCBCA and the articles of Liquid and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the LBIX Shares that such holder is entitled to receive in accordance with Section 3.1(a) hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Liquid Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1(a) hereof.

5.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Liquid Shares that were exchanged for the Consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to LBIX and the Depositary in such amount as LBIX and the Depositary may direct, or otherwise indemnify LBIX and the Depositary in a manner satisfactory to LBIX and the Depositary, against any claim that may be made against LBIX or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Liquid.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to LBIX Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Liquid Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such LBIX Shares.

5.4	Withholding Rights

LBIX, Liquid and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends or other distributions otherwise payable to any former Liquid Securityholder such amounts as LBIX, Liquid or the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid.

5.5	Limitation and Proscription

To the extent that a Former Liquid Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such Former Liquid Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, and the Consideration to which such Former Liquid Shareholder was entitled shall be delivered to LBIX by the Depositary and certificates representing LBIX Shares forming a portion of the Consideration shall be cancelled by LBIX, and the interest of the Former Liquid Shareholder in the Consideration to which it was entitled shall be terminated as of such final proscription date.

5.6	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Liquid Shares and Liquid Options or Liquid Warrants issued prior to the Effective Time, (ii) the rights and obligations of the registered Liquid Shareholders and holders of Liquid Options, and Liquid, LBIX, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Liquid Shares, Liquid Options or Liquid shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	LBIX and Liquid reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by LBIX and Liquid; (iii) filed with the Court and, if made following the Liquid Meeting, approved by the Court; and (iv) communicated to Liquid Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Liquid at any time prior to the Liquid Meeting provided that LBIX shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Liquid Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Liquid Meeting shall be effective only if: (i) it is consented to in writing by each of LBIX and Liquid; (ii) it is filed with the Court (other than amendments contemplated in Section 6.1(d), which shall not require such filing) and (iii) if required by the Court, it is consented to by holders of the Liquid Shares voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by LBIX, provided that it concerns a matter that, in the reasonable opinion of LBIX, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Liquid Shareholder or former holder of Liquid Options.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

APPENDIX G

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

See attached.

No.: S-186401

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 to 299 of the BUSINESS CORPORATIONS ACT, S.B.C. 2002,

c. 57, as AMENDED

AND:

IN THE MATTER OF THE PROPOSED ARRANGEMENT AMONG LIQUID MEDIA GROUP LTD.

AND LEADING BRANDS, INC., AND THE SHAREHOLDERS OF LIQUID MEDIA GROUP LTD.

LIQUID MEDIA GROUP LTD.

PETITIONER

NOTICE OF HEARING

To: The holders of common shares of Liquid Media Group Ltd. (“Liquid Media Shareholders”)

TAKE NOTICE that a petition has been filed by Liquid Media Group Ltd. (the “Petitioner”) in the Supreme Court of British Columbia (the “Court”) for approval of the plan of arrangement (the “Arrangement”), pursuant to the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”);

AND NOTICE IS FURTHER GIVEN that by an interim order of the Court pronounced by the Court on June 6, 2018, the Court had given directions as to the calling of a special meeting of the Liquid Media Shareholders for the purpose of considering and voting upon the special resolution to approve the Arrangement;

AND TAKE FURTHER NOTICE that the petition of Liquid Media Group Ltd. filed on July 11, 2018 (the “Petition”) for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the Liquid Media Shareholders shall be heard before the presiding judge in Chambers at the courthouse at 800 Smithe Street, Vancouver, British Columbia on July 13, 2018 at 9:45 a.m., or soon thereafter as counsel may be heard.

A copy of the Petition and other documents in the proceedings will be furnished to any Liquid Media Shareholder upon request by writing to the Petitioner’s counsel at 605-815 Hornby Street, Vancouver, B.C. V6Z 2E6

1 Date of hearing

☒ The petition is unopposed, by consent or without notice.

2 Duration of hearing

☒ It has been agreed by the parties that the hearing will take 25 minutes.

3 Jurisdiction

☒ This matter is not within the jurisdiction of a master.

Dated: July 11, 2018

Signature of lawyer for the petitioner
Samuel K. A. Osei

APPENDIX H

INTERIM ORDER

See attached.

No.: Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 to 299 of the BUSINESS CORPORATIONS ACT, S.B.C. 2002,

c. 57, as AMENDED

AND:

IN THE MATTER OF THE PROPOSED ARRANGEMENT AMONG LIQUID MEDIA GROUP LTD.

AND LEADING BRANDS, INC., AND THE SHAREHOLDERS OF LIQUID MEDIA GROUP LTD.

LIQUID MEDIA GROUP LTD.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

BEFORE	THE HONOURABLE MASTER MUIR	June 6, 2018

ON THE APPLICATION of the Petitioner, Liquid Media Group Ltd. (“Liquid”), WITHOUT NOTICE, coming on for hearing at Vancouver, British Columbia on the 011 day of June, 2018, AND ON HEARING counsel for the Petitioner, Samuel K. A. Osei, AND UPON READING the Affidavit #1 of Charles Brezer (the “Liquid Affidavit”) sworn on the 4th day of June, 2018 and filed on June 4th, 2018, seeking an interim order (the “Interim Order”) for direction of the Court in connection with a proposed arrangement pursuant to Sections 288 and 291 of the Business Corporations Act (British Columbia), S.B.C., 2002 c. 57 as amended (the “BCBCA”).

THIS COURT ORDERS that:

THE MEETING

1.	Liquid be permitted to, hold and conduct a special meeting (the “Meeting”) of the common shareholders of Liquid (the “Liquid Shareholders”) to be held at #451 – 409 Granville Street, Vancouver, B.C., V6C 1T2 commencing at 10:00 a.m. (Pacific Daylight Time) on July 11, 2018, or such other location in Vancouver, British Columbia to be determined by Liquid’s board of directors to, inter alia, consider, and if deemed advisable, approve, with or without variation, a special resolution (the “Arrangement Resolution”) adopting, with or without amendment, the arrangement (the “Arrangement”) involving Liquid, Liquid Shareholders, and Leading Brands, Inc. (“LBIX”) as set forth more particularly in the plan of arrangement (the “Plan of Arrangement”) contained within Exhibit “A” of Affidavit #1 of Charles Brezer sworn June 4th, 2018 (the “Affidavit”) and filed herein.

2.	The Meeting will be called, held and conducted in accordance with the Notice of Special Meeting to be delivered to the Liquid Shareholders in substantially the form attached to and forming part of the Management Information Circular attached as Exhibit “A” to the Affidavit (the “Circular”), and in accordance with applicable provisions of the BCBCA, the Articles of Liquid, the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended (the “Securities Act”), and related rules and policies, the terms of this Order (the “Interim Order”) and any further Order of this Court, the rulings and directions of the Chairman of the Meeting, and, to the extent of any inconsistency or discrepancy between the Interim Order and the terms of any of the foregoing, the Interim Order will govern.

3.	At the Meeting, Liquid may also transact such other business as is contemplated by the Circular, or as otherwise may be properly brought before the Meeting.

RECORD DATE FOR NOTICE

4.	The record date for determination of the Liquid Shareholders entitled to receive the notice of, attend and vote at the Meeting, the Circular and a form of proxy (the “Meeting Materials”) shall be the close of business (Vancouver time) on June 4, 2018 (the “Record Date”) or such other date as the directors of Liquid may determine in accordance with the Articles of Liquid, the BCBCA and the Securities Act, and as disclosed in the Meeting Materials.

NOTICE OF MEETING

5.	The Meeting Materials, with such amendments or additional documents as counsel for Liquid may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, and a copy of this Interim Order, will be sent at least twenty-one (21) days prior to the date of the Meeting, to:

a.	Liquid Shareholders who are registered shareholders on the Record Date and to brokerage intermediaries on behalf of beneficial Liquid Shareholders where applicable, by prepaid ordinary mail addressed to each registered Liquid Shareholder at his, her or its address as maintained by the registrar and transfer agent of Liquid or delivery of same by courier service or by facsimile transmission or e-mail transmission to any such Liquid Shareholder who identifies himself, herself or itself to the satisfaction of Liquid and who requests such courier, facsimile or e-mail transmission; and

b.	the directors of Liquid by prepaid ordinary mail, facsimile or e-mail transmission.

6.	The distribution of the Meeting Materials to non-registered Liquid Shareholders shall be made by Liquid complying with its obligations under National Instrument 54-101 of the Canadian Securities Administrators. The Meeting Materials sent to the registered and non-registered Liquid Shareholders shall be sent in compliance with the BCBCA and National Instrument 54-101 and such other applicable laws.

7.	The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(l)(a) of the BCBCA, and Liquid shall not be required to send to the Liquid Shareholders any other or additional statement pursuant to section 290(l)(a) of the BCBCA.

8.	Provided that notice of the Meeting and the provision of the Meeting Materials to the Liquid Shareholders takes place in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived.

9.	The accidental failure or omission by Liquid to give notice of the Meeting or the Petition to any person in accordance with this Interim Order, as a result of mistake or of events beyond the reasonable control of Liquid (including, without limitation, any inability to utilize postal services) shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such accidental failure or omission is brought to the attention of Liquid, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Such rectified notice shall be deemed to be good and sufficient notice of the Meeting and/or this Petition, as the case may be.

10.	The Circular shall have the Notice of Hearing of Petition (the “Notice of Hearing of Petition”) and this Interim Order attached as schedules thereto.

11.	The distribution of the Meeting Materials pursuant to paragraphs 6 and 7 of this Interim Order shall constitute good and sufficient notice of the Meeting to registered and non-registered Liquid Shareholders and to the directors of Liquid.

12.	Liquid is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials (“Additional Information”) in accordance with the terms of the Arrangement, as Liquid may determine to be necessary or desirable and notice of such Additional Information may be communicated to Liquid Shareholders by news release, newspaper advertisement or one of the methods by which the Meeting Materials will be distributed.

DEEMED RECEIPT OF MEETING MATERIALS AND SERVICE OF PETITION

13. The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Liquid Shareholders:

a.	In the case of mailing to registered Liquid Shareholders or, in the case of delivery by courier of materials to brokerage intermediaries, the business day after delivery thereof to the post office or acceptance by the courier service, respectively; and

b.	In the case of delivery by courier, facsimile transmission or e-mail transmission directly to a registered Liquid Shareholder, the business day after such delivery or transmission of same.

14.	Subject to other provisions of this Interim Order, no other form of service or delivery of the Notice of Hearing of Petition and the Meeting Materials or any portion thereof need be made, or notice given, or other material served in respect of the Meeting to any persons described in paragraphs 6 and 7 of this Interim Order or to any other persons.

VOTING AT THE MEETING

15.	The only persons permitted to vote at the Meeting or any adjournments thereof will be the registered Liquid Shareholders as of the close of business (Vancouver time) on the Record Date or their valid proxy holders as described in the Circular and as determined by the Chairman of the Meeting.

16.	The requisite approval of the Arrangement Resolution will be two-thirds (66.67%) of the votes cast on the resolution by the Liquid Shareholders present in person or by proxy at the Meeting. Each common share of Liquid voted will carry one vote.

17.	A quorum for the Meeting will be the quorum required by the Articles of Liquid.

18.	In all other respects, the terms, restrictions and conditions of the constating documents of Liquid will apply in respect of the Meeting.

ADJOURNMENT OF MEETING

19.	Notwithstanding any provision of the BCBCA or the Articles of Liquid, the board of directors of Liquid shall be entitled if it deems advisable, to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any votes of the Liquid Shareholders respecting the adjournment or postponement and without the need for approval of the Court.

20.	The Record date will not change in respect of adjournments or postponements of the Meeting.

21.	Notice of any such adjournments or postponements shall be given by such method as Liquid may determine is appropriate in the circumstances, including by news release, newspaper advertisement, or by one of the methods by which the Meeting Materials will be distributed.

AMENDMENTS

22.	Liquid is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement and the Plan of Arrangement, such amendments, revisions or supplements to the Arrangement Agreement and the Plan of Arrangement as it may determine, provided it has obtained any required consents, and the Arrangement Agreement and the Plan of Arrangement as so amended, revised or supplemented will be the Arrangement Agreement, or the Plan of Arrangement which is submitted to the Meeting and which will thereby become the subject of the Arrangement Resolution.

SCRUTINEER

23.	A representative of Liquid’s registrar and transfer agent (or any agent thereof) (the “Scrutineer”) will be authorized to act as Scrutineer for the Meeting.

PROXY SOLICITATION

24.	Liquid is authorized to use the form of proxy in connection with the Meeting, in substantially the same form contained in Exhibit B to the Liquid Affidavit. Liquid is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communications as it may determine.

25.	The procedure for delivery, revocation, and use of proxies at the Meeting shall be as set out in the Meeting Materials.

26.	Liquid may in its discretion waive the time limits for deposit of proxies by Liquid Shareholders if Liquid deems it reasonable to do so.

DISSENT RIGHTS

27.	The Liquid Shareholders will have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Liquid Shares in accordance with the provisions of sections 237 to 247 of the BCBCA. A dissenting shareholder who does not strictly comply with the dissent procedures set out in section 237 to 247 of the BCBCA will be deemed to have participated in the Arrangement on the same basis as a non-dissenting shareholder.

28.	A dissenting Liquid Shareholder must send a written objection to the Arrangement Resolution (the “Notice of Dissent”) to:

Liquid Media Group Ltd.

1000-409 Granville Street

Vancouver, British Columbia

V6C 1T2

by 10:00 a.m. (Vancouver time) on the second to last Business Day immediately preceding the date of the Meeting or, in case of adjournment or postponement, no later than 10:00 a.m. (Vancouver time) on the day that is two business days before the reconvened Meeting.

SERVICE OF COURT MATERIALS

29.	Liquid will include in the Meeting Materials a copy of this Interim Order and the Notice of Hearing of Petition and will make available to any Liquid Shareholder requesting same, a copy of each of the Petition herein and the accompanying Liquid Affidavit ( collectively, the “Court Materials”). The service of the Petition and Liquid Affidavit in support of the within proceedings to any Liquid Shareholder requesting same is hereby dispensed with.

30.	Delivery of the Court Materials given in accordance with this Interim Order will constitute good, sufficient and timely service of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service need be made and no other material need to be served on such persons in respect of these proceedings.

FINAL APPROVAL HEARING

31.	Upon the approval, with or without variation, by the Liquid Shareholders of the Arrangement in the manner set forth in this Interim Order, Liquid may apply for an order of this Honourable Court:

a.	approving the Plan of Arrangement pursuant to section 291(4)(a) of the BCBCA; and

b.	declaring that the terms and conditions of the Arrangement are substantively and procedurally fair with respect to the Liquid Shareholders pursuant to section 291(4)(c) of the BCBCA;

(collectively, the “Final Order”)

and that the hearing for the Final Order be set down before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. on July 13, 2018 or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as tis Court may direct.

32.	The consideration by this Court of the fairness of the Arrangement and the requisite Court final approval of the Arrangement will constitute the basis for a claim of exemption by the Company under section 3(a)(l0) of the US. Securities Act of 1933, as amended.

33.	The Court shall consider at the hearing for the Final Order, the fairness of the terms and conditions of the Arrangement, as provided for in the Arrangement, and the rights and interest of every person affected thereby.

34.	Any Liquid Shareholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order. Any Liquid Shareholder seeking to appear at the hearing of the application for the Final Order shall:

a.	file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, with this Court; and

b.	serve the filed Response to Petition on the Petitioner’s solicitors at:

Samuel Osei Law Corporation

605-815 Homby Street

Vancouver, B.C. V6Z 2E6

Attention: Samuel K. A. Osei

by or before 9:45 a.m. (Vancouver time) on July 13, 2018.

35.	If the application for the Final Order is adjourned, only those persons who have filed and served a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned hearing date.

36.	Rules 8 and 16 of the Supreme Court Civil Rules will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

[SPACE INTENTIONALLY LEFT BLANK]

VARIANCE

37.	Liquid is at liberty to apply to this Honourable Court to vary this Interim Order and for advice and direction with respect to the Plan of Arrangement or any of the matters related to this Interim Order and such further and other relief as this Honourable Court may consider just.

BY THE COURT

Registrar
REGISTRAR

APPROVED AS TO FORM:

/s/ Samuel K. A. Osei
Counsel for the Petitioner, Liquid Media Group Ltd.
Samuel K. A. Osei

No.: S-186401

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 to 299 of the BUSINESS CORPORATIONS ACT, S.B.C. 2002,

c. 57, as AMENDED

AND:

IN THE MATTER OF THE PROPOSED ARRANGEMENT AMONG LIQUID MEDIA GROUP LTD.

AND LEADING BRANDS, INC., AND THE SHAREHOLDERS OF LIQUID MEDIA GROUP LTD.

LIQUID MEDIA GROUP LTD.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

Samuel K. A. Osei

Samuel Osei Law Corporation

605-8 15 Hornby Street

Vancouver, B.C.

V6Z 2E6

Phone: 778-680-6087

Fax: 778-653-0774

E-mail: sosei@soseilaw.com

File No.: 20 1724-01

APPENDIX I

DIVISION 2 OF PART 8 OF THE BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

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(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

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(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

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(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

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Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

I-6

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

I-7

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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APPENDIX J

LBIX AUDIT COMMITTTEE CHARTER

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Leading Brands, Inc. (the “Company”). This audit committee charter specifies the scope of authority and responsibility of the Committee. The principal function of the Committee is to represent and assist the Board in fulfilling its oversight responsibilities primarily by:

a)	overseeing management’s conduct of the accounting, financial, and external reporting process and system of internal financial and accounting controls;

b)	selecting, retaining and monitoring the independence, qualifications and performance of the Company’s external auditors, including overseeing the audits of the Company’s financial statements and approving any non-audit services; and

c)	overseeing the performance of the Company’s internal audit function.

In fulfilling its purpose, it is the responsibility of the Committee to provide an avenue for communication among the external auditors, management and the Board.

Composition

a)	The Committee shall be appointed by the Board annually and shall consist of at least three independent directors. Each member of the Committee shall be financially literate, and at least one member shall be an “audit committee financial expert”, as defined by the Securities and Exchange Commission (“SEC”). The Committee shall designate one of its members as chairperson. Independence and financial literacy will be determined with reference to the applicable legislation and, at a minimum, will not include officers or employees of the Company or an affiliate of the Company.

b)	No member of the Committee shall be employed or otherwise affiliated with the Company’s independent auditors.

c)	No member of the Committee shall have participated in the preparation of the financial statements of the Company or its subsidiaries during the past three years.

d)	Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

e)	Committee members shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Meetings

a)	The Committee shall meet as frequently as circumstances dictate, but not less than four times per year, in person or by telephone.

b)	The majority of the members of the Committee shall constitute a quorum.

c)	The external auditor of the Company will be given reasonable notice of all meetings of the Committee and has the right to appear before the Committee at each meeting.

d)	The Committee may invite members of management or others to attend its meetings.

e)	The Committee shall meet separately, periodically, with management and with the external auditors.

f)	On request of the external auditor, the chairperson of the Committee must convene a meeting to consider any matter that the external auditor believes should be brought to the attention of the Company’s shareholders or directors.

g)	Actions may be taken by unanimous written or electronic consent.

Responsibilities

The Committee’s principal responsibility is one of oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the financial statements, and the external auditors are responsible for the audit of those financial statements in accordance with applicable auditing standards and laws and regulations. The role of the Committee does not include the provision of any expert or special assurance as to the accuracy or completeness of the Company’s financial statements or any professional certification as to the quality or adequacy of the outside auditors’ work.

The Committee shall have the following responsibilities:

a)	make recommendations to the Board and the shareholders regarding retaining and terminating the Company’s independent external auditors;

b)	pre-approve all audit and permitted non-audit services and fees;

c)	review significant new, or changes to existing, accounting, financial, external reporting, and asset-safeguarding policies and practices;

d)	review the proposed scope of the audit for adequacy of coverage;

e)	oversee the conduct of the audit and review the results of the audit with the external auditors, including any audit problems or difficulties, and management’s response;

f)	review and discuss with management and the external auditors the Company’s annual audited and quarterly financial statements and MD&A, and recommend to the Board for approval, prior to public disclosure;

g)	review and discuss earnings press releases and other public disclosures containing financial information, as appropriate;

h)	oversee the Company’s compliance systems with respect to legal and regulatory requirements;

i)	review, discuss, and periodically assess the adequacy and effectiveness of the Company’s internal controls, - and the Company’s disclosure controls and procedures;

j)	establish and oversee procedures for handling complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding accounting and auditing matters;

k)	review and discuss the Company’s practices with respect to risk assessment and risk management;

l)	review and approve all “related party transactions”, as defined in applicable NASDAQ rules;

m)	evaluate, at least annually, the independence of the external auditor;

J-2

n)	review and assess the adequacy of this Charter and the performance of the Committee on an annual basis, and recommend any appropriate changes to the Board; and

o)	undertake such additional responsibilities as from time to time may be delegated to it by the Board, or required by legislation.

Reports

The Committee will report to the Board regularly with respect to its activities and its recommendations.

The Committee will prepare the report required by the rules of the SEC to be included in the Company’s annual proxy statement.

The Committee will prepare the reports required by the rules of the BC Securities Commission and NASDAQ regarding the independence of the external auditor.

Outside Advisors

The Committee shall have the resources and authority to retain independent legal, accounting or other advisors as it deems appropriate to assist it in the performance of its functions.

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APPENDIX K

LBIX BOARD MANDATE

MANDATE OF THE BOARD OF DIRECTORS

Purpose

The purpose of this mandate is to provide guidance to the members of the Board of Directors (the “Board”) of Leading Brands, Inc. (the “Company”) as to their duties and responsibilities.

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board provides management with strategic guidance and monitors the progress of the Company towards its goals, while ensuring legal compliance and the highest standards of ethical conduct.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law.

Each member of the Board must act honestly and in good faith and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Directors are to act in the best interests of the Company and its shareholders, and are expected to possess characteristics and traits that reflect:

•	high ethical standards, good judgment and integrity;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues commensurate with the Company’s needs;

•	the ability to monitor and evaluate the financial performance of the Company;

•	the ability to be forward-looking;

•	the ability to take tough positions while at the same time working cooperatively and respecting others;

•	the willingness to act decisively and to be accountable for Board decisions.

Meetings

Directors are expected to commit the time and resources necessary to properly carry out their duties. The Board shall meet at least four times annually, and additional meetings may be called as required. The Chairman of the Board is responsible for setting meeting agendas, and Board members may propose agenda items.

Role and Responsibilities

The primary responsibility of the Board is to foster the long-term success of the Company.

The Board shall also have the following responsibilities:

•	review and approve management’s strategic and business plans;

•	review and approve the Company’s financial plans, objectives and budgets, including significant capital allocations and expenditures;

•	monitor corporate performance against the strategic plans, business plans, and budgets;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances and major business development initiatives;

•	identify, review and monitor significant opportunities and risks for the Company, and ensure that appropriate risk management and control procedures are in place;

•	determine that procedures are in place designed to ensure ethical behaviour and compliance with laws and regulations, auditing and accounting principles, and the Company’s own governing documents;

•	monitor the Company’s approach to effective communication with shareholders, analysts, other stakeholders and the public generally;

•	ensure that plans have been made for management succession, including appointing, training and monitoring executive management;

•	review and consider recommendations made by the various committees of the Board.

Director Compensation

The Compensation Committee periodically reviews the directors’ compensation and recommends changes to the full Board. Directors who are Company officers receive no additional compensation for service as directors.

Advisors

The Board and its committees may retain their own advisors, at the expense of the Company, as they determine necessary to carry out their responsibilities.

K-2

APPENDIX L

LIQUID AUDIT COMMITTTEE CHARTER

CHARTER OF THE AUDIT COMMITTEE

OF

LIQUID MEDIA GROUP LTD.

(the “Corporation”)

1.	Purpose

1.1.	The audit committee of the Corporation (the “Committee”) is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Committee’s role is to:

(a)	support the Board of Directors in meeting its responsibilities to shareholders;

(b)	enhance the independence of the external auditor;

(c)	facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board of Directors; and

(d)	increase the credibility and objectivity of the Corporation’s financial reports and public disclosure.

1.2.	The Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee’s responsibilities as described herein.

1.3.	The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

2.	Membership

2.1.	Each member of the Committee must be a director of the Corporation.

2.2.	The Committee will consist of at least three members, the majority of whom are neither officers nor employees nor control persons of the Corporation or any of its associates or affiliates in accordance with applicable corporate and securities laws and applicable stock exchange rules and policies.

2.3.	Board of Directors, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board of Directors may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.4.	Unless the Board of Directors shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

3.	Authority

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this charter, the Committee has specific authority to:

(a)	engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities; and

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement, including for non-audit services.

(c)	Approve interim financial statements and interim MD&A on behalf of the Board of Directors.

3.2.	The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

4.	Duties and Responsibilities

4.1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)	to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Corporation’s internal and external auditors and assess their performance;

(c)	to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

4.2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)	to review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporation’s financial and auditing personnel;

(iv)	co-operation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors;

(e)	to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles; and

(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

4.3.	The duties and responsibilities of the Committee as they relate to the Corporation’s internal auditors are to:

(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management’s response thereto.

4.4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)	review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d)	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.5.	The Committee is also charged with the responsibility to:

(a)	review the Corporation’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to shareholders;

(ii)	the annual information form;

(iii)	annual and interim management’s discussion and analysis;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Corporation; and

(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(d)	review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Corporation’s consolidated financial statements;

(f)	review the minutes of any Committee meeting of subsidiary companies;

(g)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders; and

(j)	evaluate, annually, the adequacy of this Charter and recommend any proposed changes to the Board.

5.	Meetings

5.1.	The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Corporation or of an affiliate of the Corporation, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.

5.2.	The members of the Committee may determine their own procedures.

5.3.	The Committee may establish its own schedule that it will provide to the Board of Directors in advance.

5.4.	The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

5.5.	A member of the Committee or the external auditor may call a meeting of the Committee.

5.6.	The Committee will meet separately with the President and separately with the Chief Financial Officer of the Corporation at least annually to review the financial affairs of the Corporation.

5.7.	The Committee will meet with the external auditor of the Corporation at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.8.	The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board of Directors or the shareholders.

6.	Reports

6.1.	The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board of Directors’ meeting at which those recommendations are presented.

7.	Minutes

7.1.	The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

APPENDIX M

FINANCIAL STATEMENTS OF MAJESCO FOR THE YEAR

ENDED OCTOBER 31, 2017

See attached.

MAJESCO ENTERTAINMENT COMPANY

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JUNE 23, 2017

TO OCTOBER 31, 2017

MAJESCO ENTERTAINMENT COMPANY

INDEX TO THE FINANCIAL STATEMENTS

FOR THE PERIOD FROM JUNE 23, 2017

TO OCTOBER 31, 2017

Anchin, Block & Anchin LLP Accountants & Advisors 1375 Broadway New York, NY 10018 212 840-3456 www.anchin.com

INDEPENDENT AUDITORS’ REPORT

To the Stockholder of Majesco Entertainment Company:

We have audited the accompanying financial statements of Majesco Entertainment Company, which comprise the balance sheet as of October 31, 2017, and the related statements of income and retained earnings and cash flows for the period from June 23, 2017 to October 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

1.

Auditors’ Responsibility (Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Majesco Entertainment Company as of October 31, 2017 and the results of its operations and its cash flows for the period from June 23, 2017 to October 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York

May 22, 2018

2.

MAJESCO ENTERTAINMENT COMPANY

BALANCE SHEET

OCTOBER 31, 2017

A S S E T S
Current Assets:
Accrued income receivable	$87,873
Related party receivables	175,635

Total Assets	$263,508

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities:
Royalties payable	$117,785
Accrued expenses	3,545
Income taxes payable	51,494

Total Current Liabilities	172,824

Stockholder’s Equity:
Common stock, $0.001 par value, 3,000 shares authorized, issued and outstanding	3
Retained earnings	90,681

Total Stockholder’s Equity	90,684

Total Liabilities and Stockholder’s Equity	$263,508

See the accompanying Notes to the Financial Statements.

3.

MAJESCO ENTERTAINMENT COMPANY

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE PERIOD FROM JUNE 23, 2017

TO OCTOBER 31, 2017

Revenue	$464,882

Cost of Revenue	230,019

Gross Profit	234,863

General and Administrative Expenses	92,688

Net Income before Income Taxes	142,175

Income Tax Provision - Current	51,494

Net Income	90,681

Retained Earnings:
Beginning of period	—

End of period	$90,681

See the accompanying Notes to the Financial Statements.

4.

MAJESCO ENTERTAINMENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JUNE 23, 2017

TO OCTOBER 31, 2017

Cash from Operating Activities:
Net income		$90,681
Adjustments to reconcile net income to net cash used in operating activities:
Increase in:
Accrued income receivable	$(87,873)
Related party receivables	(175,632)
Increase in:
Royalties payable	117,785
Accrued expenses	3,545
Income taxes payable	51,494

Total adjustments		(90,681)

Net Cash Used in Operating Activities		—

Net Change in Cash		—

Cash:
Beginning of period		—

End of period		$—

See the accompanying Notes to the Financial Statements.

5.

MAJESCO ENTERTAINMENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Majesco Entertainment Company (the “Company”) is a provider of video game products primarily for the mass-market consumer. The Company sells video games that can be played on major current generation interactive entertainment digital platforms, personal computers (“PCs”) and also mobile platforms.

The Company was incorporated in Nevada on May 2, 2017. During the period from May 2, 2017 to June 23, 2017, the Company had no operations. On June 23, 2017, Zift Interactive LLC entered into a purchase agreement (the “Purchase Agreement”) to acquire all of the issued and outstanding shares of the Company’s common stock from PolarityTE, Inc., together with the mobile and online digital downloading video game business (the “Business”) owned by PolarityTE, Inc. Concurrently with the acquisition, the Company began operating the Business. The Purchase Agreement provides for additional payments to be made to PolarityTE, Inc. by the Company in the event that the monthly gross profits received by the Company during the one-year period following the date of the acquisition exceed an agreed-upon threshold amount. During the period from June 23, 2017 to October 31, 2017, monthly gross profits received by the Company did not exceed the agreed-upon threshold amount.

During the period from June 23, 2017 to December 12, 2017, the Company was a wholly-owned subsidiary of Zift Interactive LLC.

On November 20, 2017, the Company’s charter authorized an additional 4,000 shares of its common stock.

On December 12, 2017, the Company entered into an amended and restated agreement to sell 3,123 shares of its common stock to Liquid Media Group, Ltd. (“Liquid”), a company incorporated in British Columbia, Canada, in exchange for shares of common stock in Liquid and cash consideration to be paid based on future revenues to be received by the Company. As a result of the transaction, Liquid owned 3,123 of the total 6,123 issued and outstanding shares of the Company’s common stock.

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MAJESCO ENTERTAINMENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Revenue Recognition

Revenues are earned principally from sales of interactive software games on game consoles and PCs. Revenue is recognized as games are purchased.

Sales of the Company’s games are made by third party gaming platform companies pursuant to license agreements, and these gaming platform companies retain an agreed-upon portion of the sales as fees. The Company reports revenues related to these arrangements net of the fees retained by the gaming platform companies, as the Company has determined that the gaming platform companies are considered the primary obligors to the end consumers for the sale of the games.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s accounts receivable are recorded at amounts invoiced to customers, and are presented net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

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MAJESCO ENTERTAINMENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Royalties and Licenses

Royalty-based obligations with content licensors are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of revenue at the contractual rate based on a percentage of the revenue earned.

Prior to the acquisition of the Company by Zift Interactive LLC on June 23, 2017, PolarityTE, Inc. provided an advance to a content licensor which was not yet recouped. However, since the advance was not expected to be collected, no prepaid royalty was recorded by the Company. During the period from June 23, 2017 to October 31, 2017, royalties of $31,101 were incurred to the content licensor but were applied against the advance.

NOTE 2 -	RELATED PARTY TRANSACTIONS

During the period from June 23, 2017 to October 31, 2017, entities under common control received payments on behalf of the Company. As of October 31, 2017, receivables from related parties totaled $175,635.

NOTE 3 -	CONCENTRATIONS

As of October 31, 2017, receivables from two gaming platform companies accounted for approximately 80% of total accounts receivable. For the period from June 23, 2017 to October 31, 2017, revenues from three gaming platform companies accounted for approximately 85% of total revenue.

NOTE 4 -	SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 22, 2018, which is the date the financial statements were available to be issued.

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